UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2010

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-25969	52-1166660
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (301) 306-1111

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

On June 16, 2010, Radio One, Inc. (the "Company") announced that it had commenced: (i) an exchange offer (the "Exchange Offer") for all of its outstanding 8 7/8% Senior Subordinated Notes due 2011 (the "2011 Notes") and 6 3/8% Senior Subordinated Notes due 2013 (the "2013 Notes," and together with the 2011 Notes, the "Existing Notes") into the Company's new 11.0%/12.0% Senior Grid Notes due 2017 (the "Exchange Notes"); (ii) a consent solicitation to amend the indentures governing the Existing Notes (the "Consent Solicitation") and; (iii) an offer to subscribe (the "Subscription Offer" and together with the Exchange Offer and the Consent Solicitation, the "Offers") to purchase $100.0 million in aggregate principal amount of the Company's new 8.5%/9.0% Second-Priority Senior Secured Grid Notes due 2016 (the "Second Lien Notes").

The Company will use the majority of the net proceeds from the Second Lien Notes to fund the acquisition of additional equity interests in TV One, LLC ("TV One") (the "TV One Acquisition").

The Company negotiated the terms of the Offers with an ad hoc group of holders of Existing Notes (the "Ad Hoc Group"), which collectively represent approximately 80% of the aggregate principal amount of outstanding Existing Notes. A summary of the terms of the Offers and certain other information is set forth in Item 7.01 herein.

Item 1.01 Entry into a Material Definitive Agreement.

Commitment Letter for New Senior Credit Facility

In connection with the Offers, on June 16, 2010, the Company executed a commitment letter (the "Commitment Letter") with certain affiliates of Deutsche Bank relating to a new senior secured credit facility comprised of a $50.0 million revolving facility and a $350.0 million term loan (the "New Senior Credit Facility"), the proceeds of which will be used to refinance all of the Company's outstanding indebtedness under its existing senior credit facility (the "Existing Credit Facility"). Pursuant to the commitment letter, Deutsche Bank Trust Company Americas committed to provide the $50.0 million revolving facility and Deutsche Bank Securities Inc. agreed to use commercially reasonable efforts to syndicate the $350.0 million term loan. The proposed terms of the New Senior Credit Facility are set forth in Exhibit B to the Commitment Letter, which together with the Commitment Letter, are attached hereto as Exhibit 99.1 and incorporated by reference. The material terms of the New Senior Credit Facility, in summary form, include:

- a final maturity date of the term loan on the date occurring 91 days prior to the sixth anniversary of the initial closing of the Offers, which initial closing is referred to herein as the "Early Settlement Date" (the "Initial Term Loan Maturity Date"); provided, that the final maturity date of the term loan will instead be the date occurring on the seventh anniversary of the Early Settlement Date if $15 million or less in aggregate principal amount of the Second Lien Notes remains outstanding on the last day of the Company's fiscal quarter ended nearest (and prior to) the Initial Term Loan Maturity Date. The final maturity date of the revolving facility will be four years from the Early Settlement Date;

- loans may be maintained from time to time as base rate loans or London Interbank Offered Rate ("LIBOR") loans, at the Company's option. Interest on base rate loans accrues at the base rate (with a base rate floor of 3.00% per annum in the case of term loans) plus an applicable margin of 4.00% in the case of the term loans and 3.50% in the case of the revolving facility. Interest accrues on LIBOR loans at LIBOR (with a LIBOR floor of 2.00% per annum in the case of term loans) plus an applicable margin of 5.00% in the case of the term loans and 4.50% in the case of the revolving facility. The applicable margin with respect to the revolving facility maintained as base rate loans or LIBOR loans will be 0.50% below the applicable margin with respect to term loans maintained as base rate loans or LIBOR loans, as applicable. The Company does not have any commitments from any lenders to provide it with the term loan under the New Senior Credit Facility, therefore the interest rates discussed in this paragraph are indicative only, and are subject to change during the syndication process for the term loan;

- upon a bankruptcy or payment event of default (or any other event of default if requested by lenders representing a majority of commitments and/or outstanding loans, as applicable, under the New Senior Credit Facility), overdue principal and interest will bear interest at a rate per annum equal to the rate which is 2% in excess of the rate then borne by the applicable borrowing. Such interest shall be payable on written demand;

- an unconditional guaranty (a "guaranty") of payment of all amounts owing under the New Senior Credit Facility by each of the Company's direct and indirect restricted subsidiaries (except for immaterial subsidiaries, certain foreign subsidiaries and pass-through holding companies);

- all amounts owing under the New Senior Credit Facility and (if applicable) any interest rate and foreign currency hedging arrangements (and all obligations under the guaranties) will be secured by (x) subject to certain exceptions, a first priority perfected security interest in substantially all stock, other equity interests and promissory notes owned by the Company and its guaranteeing subsidiaries (subject to certain limitations for controlled foreign corporations) and (y) subject to certain exceptions, a first priority perfected security interest in substantially all other tangible and intangible assets (including, without limitation, receivables, inventory, equipment, contract rights, securities, patents, trademarks, other intellectual property, to the extent permitted by applicable law, Federal Communications Commission ("FCC") licenses and the proceeds from any sale or disposition of any FCC license, cash, bank and securities deposit accounts and owned real property) owned by the Company and its guaranteeing subsidiaries, other than certain excluded assets;

- quarterly installments of principal on the term loan payable quarterly for the first 6-3/4 years (or 5-1/2 years if the final maturity date of the term loan facility is not extended as provided above) following the Early Settlement Date in an amount equal to 0.25% of the aggregate principal amount of the terms loans incurred on the Early Settlement Date;

- voluntary prepayments of amounts outstanding under the New Senior Credit Facility are permitted at any time, without premium or penalty, upon the giving of proper notice, subject to certain limitations on prepayment of the term loans if the revolving facility is in effect and a default or event of default exists under the New Senior Credit Facility. Subject to certain exceptions, the revolving loans and the term loans are subject to mandatory prepayment and commitment reductions;

- certain negative and affirmative covenants (subject to certain exceptions, qualifications and materiality thresholds);

- certain financial ratios that the Company must maintain, including a minimum interest coverage ratio and a maximum first lien net leverage ratio; and

- subject to certain important exceptions, certain events of default, including, without limitation, nonpayment of principal, interest and fees after a grace period, failure to comply with covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness, actual or asserted invalidity of credit documentation (including an intercreditor agreement) or subordination provisions or impairment of the security interests in a material portion of the collateral, material monetary and non-monetary judgments, material ERISA liabilities, change of control, certain bankruptcy or insolvency events and revocation, termination and/or suspension of FCC licenses or other required authorization that has had or could reasonably be expected to have a material adverse effect.

The Company does not have any commitments from any lenders to provide it with the $350.0 million term loan under the New Senior Credit Facility. The Company will not be able to complete the Offers unless it obtains such commitments and otherwise reaches agreement with such lenders on the terms of the definitive documents that relate to the New Senior Credit Facility. There can be no assurance that the Company will obtain such commitments or that it will otherwise reach agreement on the terms of the New Senior Credit Facility, as described above.

This summary of the Commitment Letter and the related proposed terms of the New Senior Credit Facility is qualified in its entirety by reference to the text of the Commitment Letter and Exhibit B thereto, attached hereto as Exhibit 99.1.

Support Agreement

In connection with the Offers, on June 16, 2010, the Company entered into an agreement (the "Support Agreement") with the members of the Ad Hoc Group who have agreed, subject to terms and conditions set forth therein, to tender all of their Existing Notes into the Exchange Offer (and thereby provide their consents to the Consent Solicitation) and to subscribe to purchase on an aggregate basis up to $100.0 million in principal amount of the Second Lien Notes in the event that such Second Lien Notes are not otherwise subscribed for purchase by eligible holders of the Existing Notes in the Subscription Offer.

The Support Agreement will terminate: (i) automatically upon completion of the transactions contemplated by the Offers; (ii) upon mutual agreement of the Company and the holders of a majority of the outstanding principal amount of Existing Notes held by members of the Ad Hoc Group (the "Requisite Noteholders"); (iii) if the transactions contemplated by the Offers are not completed prior to July 31, 2010, as extended by the Company as permitted under the Support Agreement and; (iv) under certain other significant circumstances.

This summary of the Support Agreement is qualified in its entirety by reference to the text of the Support Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference.

Item 7.01 Regulation FD Disclosure.

The Offers

On June 16, 2010, the Company announced that it had commenced the Offers. A summary of the terms of the Offers is contained within the Company's press release attached hereto as Exhibit 99.2 and is incorporated by reference.

The information furnished pursuant to this Item 7.01, including Exhibit 99.2, shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company or into the Offering Memorandum (as defined below) under the Securities Act of 1933, as amended (the "Securities Act").

In connection with the Offers, the Company intends to distribute to certain eligible holders of its Existing Notes a confidential Exchange Offer and Consent Solicitation Statement and Offering Memorandum, dated June 16, 2010 (the "Offering Memorandum"), which contains, among other things, information regarding the terms and effects of the Offers and TV One Acquisition. Certain information included in the Offering Memorandum and other information provided by the Company to members of the Ad Hoc Group on a confidential basis may constitute material nonpublic information under Regulation FD. Set forth below is a summary of such information.

Offer Conditions

The completion of the Offers is conditioned on a minimum of 95% of the combined aggregate principal amount outstanding of the 2011 Notes and the 2013 Notes (the "Minimum Tender Condition") and several other significant conditions (collectively, the "Offer Conditions"). The Offer Conditions include:

- the Minimum Tender Condition;

- all of the conditions to the purchase and sale of the Second Lien Notes pursuant to a note purchase agreement by and among the Company, its guaranteeing subsidiaries and the buyers of the Second Lien Notes shall have been satisfied, or in the Company's reasonable judgment, will be satisfied on or prior to the "Early Settlement Date," which is the date promptly following 5:00 p.m., New York City time on the date on which the Offer Conditions are initially satisfied or waived (such time, the "Early Settlement Time"), but not earlier than the expiration of the Subscription Offer, unless extended by the Company;

- the TV One Acquisition shall be on terms consistent with the terms of the definitive documents provided to the Ad Hoc Group and all of the conditions to the TV One Acquisition will have been satisfied, or in the Company's reasonable judgment, will be satisfied on or prior to the Early Settlement Date;

- the terms of the New Senior Credit Facility, an intercreditor agreement, related security documents and the registration rights agreements concerning the Exchange Notes and the Second Lien Notes (the "Registration Rights Agreement") shall be consistent with those set forth in the Offering Memorandum and all of the conditions to enter into the New Senior Credit Facility, the intercreditor agreement and the Registration Rights Agreements shall have been satisfied, or in the Company's reasonable judgment, will be satisfied on or prior to the Early Settlement Date;

- there not being any litigation or legal action taken or threatened which seeks to (or does) restrain, prevent or otherwise impose conditions on the transactions contemplated by the Offers, which individually or in the aggregate could reasonably be expected to result in a material adverse effect;

- no action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the Exchange Offer and Consent Solicitation, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

   (i) challenges the making of either of the Exchange Offer or Consent Solicitation or the exchange of Existing Notes under the Exchange Offer or might, directly or indirectly, prohibit, prevent, restrict or delay completion of, or might otherwise adversely affect in any material manner, the Exchange Offer and Consent Solicitation or the exchange of Existing Notes under the Exchange Offer; or

   (ii) in the Company's reasonable judgment, could adversely affect, in any material respect, the business, condition (financial or otherwise), income, operations, properties, assets, liabilities, taxes or prospects of it and its subsidiaries, taken as a whole;

- the trustee of the Existing Notes shall not have objected in any respect to, or taken any action that could in the Company's reasonable judgment adversely affect, the completion of the Exchange Offer and Consent Solicitation or the exchange of Existing Notes under the Exchange Offer, nor shall the trustee or any holder of Existing Notes have taken any action that challenges the validity or effectiveness of the procedures used by the Company in making the Exchange Offer and Consent Solicitation or the exchange of the Existing Notes under the Exchange Offer; and

- there shall not have occurred or be continuing any tender or exchange offer with respect to some or all of the Company's outstanding common stock, or any merger, acquisition or other business combination proposal involving the Company made by any person or entity, except for the transactions contemplated by the Offering Memorandum.

All of the foregoing conditions are for the Company's benefit and, except as otherwise noted, may be waived by the Company, in whole or in part, in its sole discretion. Under the terms of the Support Agreement, the Company is required to obtain the consent of the Requisite Noteholders before amending, modifying or waiving any of the Offer Conditions, including the Minimum Tender Condition.

In addition, the Company has agreed with the members of the Ad Hoc Group that: (i) it will not complete the Exchange Offer or issue the Exchange Notes in respect of the Existing Notes if any of the foregoing conditions are not satisfied or waived as of the Early Settlement Date; and (ii) it will return the Existing Notes to the holders who tendered such Existing Notes if the Early Settlement Date has not occurred on or prior to the seventh business day following the Early Settlement Time.

TV One Acquisition

In July 2003, the Company entered into a joint venture agreement (the "LLC Agreement") with certain investors to create TV One, a cable television network featuring lifestyle, entertainment and news-related programming targeted primarily towards African-American viewers. Pursuant to the terms of the LLC Agreement, the Company and an affiliate of Comcast Corporation (the "CC Investor") were granted certain "call rights" pursuant to which Radio One and the CC Investor are entitled to purchase all of the equity interests of TV One held by certain financial investor and management members of the TV One. On May 28, 2010, the Company entered into agreements with the CC Investor and certain of the members of the joint venture whereby: (i) the CC Investor agreed to waive its participation under the call rights (subject to certain conditions) and permit the Company to exercise all of the call rights; and (ii) the Company agreed to exercise call rights (subject to certain conditions) to acquire approximately 15% of the outstanding equity interests of TV One from certain financial investor members and approximately 4% of the outstanding equity interests of TV One from certain management members, for an aggregate purchase price at closing of up to approximately $82 million in cash.

Pursuant to the LLC Agreement, the purchase price the Company is required to pay to exercise its call rights with respect to the approximately 4% of equity interests of TV One held by the management members is determined based on a third party appraisal as to the fair market value of such equity interests, as adjusted to reflect a specified return to the founding members of TV One on their invested capital. The third party appraisal has been completed and has resulted in a valuation of TV One which is slightly higher than the valuation that was used to determine the price the Company is paying for the TV One equity interests it is purchasing from the financial investor members. The Company's agreement with the financial investor members, however, includes a potential "true-up" payment by the Company of up to a maximum of $7.7 million in the event that TV One reaches a distribution agreement with either EchoStar or Cablevision with respect to a certain number of subscribers prior to December 31, 2011. The Company has offered the management members the option of electing to have their equity interests repurchased by the Company on the same terms as the financial investor members (which would include a potential "true-up" payment by the Company of up to a maximum of $2.2 million in the event that TV One reaches a distribution agreement with either EchoStar or Cablevision with respect to a certain number of subscribers prior to December 31, 2011) instead of on the basis of the recently completed appraisal.

Sources and Uses

The Exchange Offer and Consent Solicitation, the entry into the New Senior Credit Facility, the TV One Acquisition and the related financing transactions with respect thereto are referred to herein as the "Transactions."

Assuming the Transactions were completed as of March 31, 2010, the following table summarizes the estimated sources and uses of the consideration in connection with the Transactions. The table below assumes that 95% in aggregate principal amount outstanding of each of the 2011 Notes and the 2013 Notes, or $286.4 million in collective aggregate principal amount, are exchanged by the Company in the Exchange Offer. Actual amounts will differ from these estimates.

Sources of Funds		Uses of Funds	
(Dollars in millions)			
Exchange Notes offered hereby	$ 267.4	Repayment of Existing Credit Facility	$ 346.5
Second Lien Notes offered hereby	100.0	Consideration for Existing Notes	267.4
New Senior Credit Facility:		TV One Acquisition	82.0
Revolving facility	—	Estimated fees and expenses of Transactions	21.5
Term loan	350.0		
Total sources of funds	$ 717.4	**Total uses of funds**	$ 717.4

Selected unaudited pro forma consolidated financial data

The following selected unaudited pro forma consolidated financial data have been derived by the application of pro forma adjustments to the historical consolidated financial statements found in the Company's reports filed with the Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 10-K for the year ended December 31, 2009 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010. The pro forma adjustments give effect to the completion of the Transactions, as if those transactions have been completed on the dates indicated. The selected unaudited pro forma consolidated financial data assumes that 95% in aggregate principal amount outstanding of each of the 2011 Notes and the 2013 Notes are exchanged by the Company in the Exchange Offer.

Historically, the Company has accounted for its investment in TV One under the equity method of accounting in accordance with Accounting Standards Codification 323, "Investments-Equity Method and Joint Ventures." As a result, the Company recorded its investment in TV One at cost on its consolidated balance sheet and adjusted the carrying amount of the investment to recognize the change in its claim on the net assets of TV One resulting from net income or losses of TV One as well as other capital transactions of TV One using a hypothetical liquidation at book value approach. The Company reflected its proportionate share of TV One's operating income or losses in its consolidated statements of operations as "Equity in income (loss) of affiliated company." Following the TV One Acquisition, the Company will account for TV One as a consolidated subsidiary with its results of operations being consolidated with the Company's operations. As a result, the Company will reflect the remaining minority interest of TV One in its consolidated balance sheet as a "Noncontrolling interest" and such minority interest's proportionate share of TV One's operating income or losses in its consolidated statements of operations as "Noncontrolling interest in (loss) income of subsidiaries."

As a result of the purchase of the additional interests in TV One, the Company will adjust the carrying value of its existing investment in TV One, resulting in a non-cash unrealized gain of approximately $122 million.

The selected unaudited pro forma consolidated balance sheet data give pro forma effect to the Transactions as if those transactions had occurred on March 31, 2010. The selected unaudited pro forma consolidated statements of operations data give pro forma effect to the Transactions as if those transactions had been completed as of January 1, 2009, which is the beginning of the earliest period presented.

The historical financial information for TV One included in this selected unaudited pro forma consolidated financial data has been derived from unaudited consolidated financial statements of TV One that have been provided to the Company in connection with the TV One Acquisition. The Company has not been able to verify such financial information of TV One as completely as it would verify information produced from its internal sources. Accordingly, investors are urged not to place undue reliance on this unaudited historical financial information of TV One. Although the Company has informed TV One that it has included this historical financial information in this Form 8-K, TV One has not consented to such inclusion and does not assume any liability under this Form 8-K or in connection with the Transactions.

The selected unaudited pro forma consolidated financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the events been completed on the date or for the period presented, and does not purport to indicate consolidated balance sheet data or statement of operations data as of any future date or for any future period. This selected unaudited pro forma consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and accompanying notes found in the Company's reports filed with the SEC.

	Pro Forma	
	Three Months Ended March 31, 2010	Year Ended December 31, 2009
	(Unaudited) (In thousands, except share data)	
Statement of Operations Data:		
Net revenue	$ 84,189	$ 359,432
Operating (loss) income	2,074	(14,442)
Interest expense	17,095	68,021
Other income, net	271	225
(Loss) income before (benefit from) provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(14,750)	(81,017)
(Benefit from) provision for income taxes	(309)	7,014
(Loss) income from continuing operations	$ (14,441)	$ (88,031)
Balance Sheet Data (at end of period):		
Cash and cash equivalents	$ 21,394	
Intangible assets, net	1,335,850	
Total assets	1,526,902	
Total debt (including current portion)	733,510	
Total liabilities	924,696	
Total stockholders' equity	387,247	

Projected Financial Information

The Company's senior management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, certain financial projections prepared by senior management in connection with the Transactions were made available to the Company's board of directors, to the members of Ad Hoc Group and their financial and legal advisors (collectively, their "Advisors") and to potential lenders under the New Senior Credit Facility in connection with their consideration of the Transactions. The Company has included below the projected financial information to provide access to certain nonpublic information considered by such persons for purposes of considering and evaluating the Transactions. The inclusion of this information should not be regarded as an indication that the members of the Ad Hoc Group, their Advisors, the Company's management, board of directors or any committee thereof, potential lenders under the New Senior Credit Facility or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple quarters and such information by its nature becomes less reliable with each successive quarter. The financial projections were prepared solely for internal use and for the use of the members of the Ad Hoc Group, their Advisors, the potential lenders under the Senior Credit Facility and the Company's board of directors in connection with the potential Transactions and not with a view toward public disclosure or toward complying with Generally Accepted Accounting Principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, the Company's management. Neither the Company's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, which was June 7, 2010.

Readers of this Form 8-K are cautioned not to place undue reliance on the financial projections set forth below. No one has made or makes any representation to any stockholder or debtholder or any prospective stockholder or debtholder regarding the information included in these projections.

The inclusion of financial projections in this Form 8-K should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, the Company does not intend to update, or otherwise revise the financial projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. See "Cautionary Information Regarding Forward-Looking Statements."

A summary of the management projections is as follows:

	Projections as of June 7, 2010				
	Q1 2010A	Q2 2010E	Q3 2010E	Q4 2010E	Q4 2010E
Radio One					
Revenue	$ 50.3	$ 63.4	$ 63.9	$ 59.5	$ 237.0
Adjusted EBITDA	12.6	21.7	23.5	21.8	79.6
Reach Media					
Revenue	8.0	10.2	16.3	11.3	45.7
Adjusted EBITDA	0.0	1.3	5.0	2.7	9.0
Interactive One					
Revenue	3.5	4.6	5.3	6.2	19.5
Adjusted EBITDA	(2.1)	(2.0)	(1.7)	(0.4)	(6.2)
TV One					
Revenue	25.8	26.1	26.0	26.4	104.3
Adjusted EBITDA(2)	4.2	5.7	6.0	7.1	23.0
Consolidated					
Revenue	59.0	75.1	107.8	99.6	341.5
Adjusted EBITDA	10.5	21.0	32.8	31.2	95.5
Attributable EBITDA(3)	$ 11.4	$ 22.1	$ 27.9	$ 26.8	$ 88.2

(1) Adjusted EBITDA is defined as net income before interest income, interest expense, income taxes, depreciation and amortization, stock-based compensation, other expense(net), and equity in income of affiliated company.

(2) A material portion of TV One's Adjusted EBITDA is derived from affiliate fees under contractual carriage agreements with cable and satellite operators. These agreements include annual rate increases for TV One subscribers. Pro forma for the Transactions, Radio One's attributable share of the average future increase in contractual affiliate revenue from rate increases for current TV One subscribers over the next five years would be approximately $7 million. This future increase in revenue is not included in the 2010 TV One projections summarized above.

(3) For the first and second quarter 2010, pro forma attributable EBITDA would have been $12.1 million and $22.4 million, respectively, if Radio One's ownership in TV One was accounted for and consolidated with the results of Radio One based on its approximately 37% ownership interest on a fully-converted basis as opposed to adjusting the carrying value of its investment which is presented in the consolidated balance sheet of Radio One as investment in affiliated company.

Adjusted EBITDA and Attributable EBITDA are not measures of financial performance under generally accepted accounting principles. The Company believes Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by its management to measure the operating performance of its business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from its acquisitions and debt financing, taxes, impairment charges, as well as its equity in loss of its affiliated company, gain on retirement of debt and any discontinued operations. Accordingly, the Company believes that Adjusted EBITDA provides useful information about the operating performance of its business, apart from the expenses associated with its physical plant, capital structure or the results of its affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in the Company's industry, although the Company's measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and Attributable EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of the Company's performance. A reconciliation of income from continuing operations to Adjusted EBITDA and Attributable EBITDA has been provided below.

| | | Projections as of June 7, 2010 | | | |
	Q1 2010A	Q2 2010E	Q3 2010E	Q4 2010E	Q4 2010E
Radio One					
(Loss) income from continuing operations	$ (0.6)	$ 7.1	$ (1.0)	$ (2.6)	$ 2.9
Plus: Depreciation and amortization	2.5	2.2	2.2	2.1	9.0
Plus: Provision for income taxes	-	2.7	4.8	4.8	12.3
Plus: Interest expense	9.2	9.4	16.5	16.5	51.6
Plus: Stock-based compensation	2.0	2.0	1.0	1.0	6.0
Plus: Other expense, net	0.4	-	-	-	0.4
Less: Equity in income of affiliated company	(0.9)	(1.7)			(2.6)
Adjusted EBITDA	$ 12.6	$ 21.7	$ 23.5	$ 21.8	$ 79.6
Reach Media					
(Loss) income from continuing operations	$ (0.6)	$ 0.2	$ 2.2	$ 0.7	$ 2.5
Plus: Depreciation and amortization	1.0	1.0	1.0	1.0	4.0
Plus: (Benefit from) provision for income taxes	(0.4)	0.1	1.8	1.0	2.5
Adjusted EBITDA	$ 0.0	$ 1.3	$ 5.0	$ 2.7	$ 9.0
Interactive One					
Loss from continuing operations	$ (3.5)	$ (3.9)	$ (3.6)	$ (1.7)	$ (12.7)
Plus: Depreciation and amortization	1.3	1.8	1.9	1.3	6.3
Plus: Stock-based compensation	0.1	0.1	-	-	0.2
Adjusted EBITDA	$ (2.1)	$ (2.0)	$ (1.7)	$ (0.4)	$ (6.2)
TV One					
Income from continuing operations	$ 3.6	$ 5.1	$ 5.3	$ 6.5	$ 20.5
Plus: Depreciation and amortization	0.1	0.1	0.2	0.2	0.6
Plus: Stock-based compensation	0.5	0.5	0.5	0.4	1.9
Adjusted EBITDA	$ 4.2	$ 5.7	$ 6.0	$ 7.1	$ 23.0
Consolidated					
(Loss) income from continuing operations	$ (4.7)	$ 3.4	$ 2.9	$ 2.9	$ 4.5
Plus: Depreciation and amortization	4.8	5.0	5.3	4.6	19.7
Plus: Provision for income taxes	(0.4)	2.8	6.6	5.8	14.8
Plus: Interest expense	9.2	9.4	16.5	16.5	51.6
Plus: Stock-based compensation	2.1	2.1	1.5	1.4	7.1
Plus: Other expense, net	0.4	-	-	-	0.4
Less: Equity in income of affiliated company	(0.9)	(1.7)	-	-	(2.6)
Adjusted EBITDA	$ 10.5	$ 21.0	$ 32.8	$ 31.2	$ 95.5
Plus: Equity in income of affiliated company	0.9	1.7	-	-	2.6
Less: Noncontrolling interest in income of subsidiaries	-	(0.6)	(4.9)	(4.4)	(9.9)
Attributable EBITDA(4)	**$ 11.4**	**$ 22.1**	**$ 27.9**	**$ 26.8**	**$ 88.2**

_____

(1) Adjusted EBITDA is defined as income from continuing before interest income, interest expense, income taxes, depreciation and amortization, stock-based compensation, other expense(net), and equity in income of affiliated company.

 (2) Attributable EBTDA is defined as income from continuing operations before interest income, interest expense, income taxes, depreciation and amortization, stock-based compensation, other expense(net), and noncontrolling interest in income of subsidiaries.

(3) A material portion of TV One's EBITDA is derived from affiliate fees under contractual carriage agreements with cable and satellite operators. These agreements include annual rate increases for TV One subscribers. Pro forma for the Transactions, Radio One's attributable share of the average increase in contractual affiliate revenue from rate increases for current TV One subscribers over the next five years will be approximately $7 million.

(4) For the first and second quarter 2010, pro forma attributable EBITDA would have been $12.1 million and $22.4 million, respectively, if Radio One's ownership in TV One was accounted for and consolidated with the results of Radio One based on its approximately 37% ownership interest on a fully-converted basis as opposed to adjusting the carrying value of its investment which is presented in the consolidated balance sheet of Radio One as investment in affiliated company.

Private Placement of the Notes

The Exchange Notes and the Second Lien Notes have not been registered under the Securities Act, or any state securities laws. Therefore, the new securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

This Form 8-K and the press release attached as Exhibit 99.2 do not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The Offers are being made only pursuant to the Offering Memorandum and related letter of transmittal and subscription materials and only to such persons and in such jurisdictions as is permitted under applicable law.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.2 contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this Form 8-K and press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, and 10-Q and other filings with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1*	Agreement, dated June 16, 2010, by and among the Company and certain holders of its outstanding debt securities.
99.1	Commitment Letter, exhibits and annexes thereto, dated June 16, 2010, by and among the Company, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc.
99.2	Press Release dated June 16, 2010.

* Schedules and similar attachments to the Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

Date: June 16, 2010

By: /s/ Peter D. Thompson

Peter D. Thompson
Chief Financial Officer

10

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Agreement, dated June 16, 2010, by and among the Company and certain holders of its outstanding debt securities.
99.1	Commitment Letter, exhibits and annexes thereto, dated June 16, 2010, by and among the Company, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc.
99.2	Press Release dated June 16, 2010.

* Schedules and similar attachments to the Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

RADIO ONE, INC.
5900 Princess Garden Parkway
Lanham, MD 20706

June 16, 2010

To: The holders of Radio One, Inc.'s (the "***Company***"): (i) $8^7/_8$% Senior Subordinated Notes due 2011 and (ii) $6^3/_8$% Senior Subordinated Notes due 2013, in each case, identified on the signature pages hereto:

This letter agreement (this "***Agreement***") sets forth the terms and conditions on which each Existing Noteholder (as defined below) has agreed with the Company to participate in the transactions described herein, which will include: (i) an offer by the Company to all Eligible Holders (as defined below) of the Existing Notes (as defined below) to exchange (the "***Exchange Offer***") any and all of its outstanding $8^7/_8$% Senior Subordinated Notes due 2011 (the "***2011 Notes***") and any and all of its outstanding $6^3/_8$% Senior Subordinated Notes due 2013 (the "***2013 Notes***" and together with the 2011 Notes, the "***Existing Notes***") for a new series of debt securities to be issued by the Company known as the 11.0%/12.0% Senior Grid Notes due 2017 (the "***Exchange Notes***"), which will be combined with a consent solicitation seeking an amendment to certain provisions of the Existing Notes that remain outstanding following the Exchange Offer (the "***Consent Solicitation***"); and (ii) a concurrent offering (the "***Subscription Offer***" and together with the Exchange Offer and the Consent Solicitation, the "***Offers***") to all Eligible Holders of the right to subscribe to purchase for cash a new series of debt securities to be issued by the Company known as the 8.5%/9.0% Second Lien Senior Grid Notes due 2016 of the Company (the "***Second Lien Notes***" and, together with the Exchange Notes, the "***New Notes***"), the proceeds of which will be used by the Company to purchase not less than 15.0% and not more than 19.50% of the outstanding equity of TV One, LLC, a Delaware limited liability company ("***TV One***") (the "***TV One Financing***"), of which the Company is currently a minority investor, from the Financial Investor Members and, possibly, the Class D Members (each as defined in the Second Amended and Restated Limited Liability Company Operating Agreement of TV One, dated as of December 28, 2004, as amended) (the "***TV One Acquisition***" and, together with the Offers and the TV One Financing, the "***Transactions***"). Capitalized terms used, but not defined, herein have the meaning given to such terms in the Offering Memorandum of the Company, dated as of June 16, 2010, attached hereto as Exhibit A (as attached, with only such modifications, amendments or waivers as are permitted hereunder, the "***Offering Memorandum***").

In exchange for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and each undersigned beneficial owner of, or holder of investment authority over, Existing Notes (and each such entity's permitted transferees of Existing Notes, as set forth in Section 1.02, and permitted transferees of a Backstop Commitment (as defined below), as set forth in Section 2.03), (each such holder, an "***Existing Noteholder***" and collectively, the "***Existing Noteholders***") intending to be legally bound, hereby agree as follows:

1. The Exchange Offer and Consent Solicitation; Transfers; Acquisitions; Amendments.

     Section 1.01 Exchange Offer and Consent Solicitation.

          (a) Subject to the provisions of this Agreement, as promptly as reasonably practicable after the date of this Agreement, but in any event no later than the fifth business day following the date hereof, the Company shall commence the Exchange Offer and Consent Solicitation on the terms and conditions set forth in the Offering Memorandum. The Exchange Offer and Consent Solicitation will be made only to a holder of Existing Notes that has certified to the Company that it is (i) an institutional investor that is an "accredited investor" (as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "***Securities Act***")), (ii) a "qualified institutional buyer," or QIB, as that term is defined in Rule l44A under the Securities Act, or, (iii) for a holder located outside the U.S., a "non-U.S. person" as defined in Regulation S under the Securities Act (each, an "***Eligible Holder***" and, collectively, the "***Eligible Holders***").

          (b) The expiration date of the Exchange Offer and the Consent Solicitation shall be the twentieth business day following the commencement of the Exchange Offer. Notwithstanding the foregoing, the Company may, without the consent of any Existing Noteholder, extend the Exchange Offer and the Consent Solicitation at any time, and from time to time: (i) if at the then scheduled expiration date of the Exchange Offer and Consent Solicitation any of the conditions to the Exchange Offer or Consent Solicitation shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; or (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "***SEC***") or its staff applicable to the Exchange Offer (which in the case of either clause (i) or (ii) shall not, in any event, affect any right of termination pursuant to Section 4 hereof).

          (c) The Exchange Offer and the Consent Solicitation shall be subject only to the conditions set forth in the Offering Memorandum (the "***Offer Conditions***") and shall be otherwise on the terms and conditions in this Agreement, provided that the Company expressly reserves the right to waive any condition to the Exchange Offer and the Consent Solicitation or modify the terms of the Exchange Offer and the Consent Solicitation to the extent permitted in Section 3.01 hereof.

(d) Subject to the satisfaction or waiver of the terms and conditions herein and in the Offering Memorandum, each of the Existing Noteholders hereby agrees that it shall: (i) tender or cause to be tendered and not withdrawn all of the Existing Notes it beneficially owns in the Exchange Offer as soon as reasonably practicable after the commencement of the Exchange Offer and (ii) to the extent such Existing Notes are held by the Existing Noteholder in book-entry form, such Existing Noteholder shall instruct its nominee or custodian to transfer such Existing Notes to the depositary for the Exchange Offer pursuant to the Automated Tender Offer Program of The Depositary Trust Company as soon as reasonably practicable after the commencement of the Exchange Offer.

(e) Each of the Existing Noteholders agrees that it shall (i) refrain from directly or indirectly, (A) supporting or consenting to any other restructuring, exchange offer, consent solicitation, sale or acquisition relating to the Company or its subsidiaries or TV One, (B) instructing The Bank of New York (as successor in interest to United States Trust Company of New York), as trustee (the "*Trustee*") under the Indenture, dated as of May 18, 2001, by and between the Company, the Guarantors named therein, and the Trustee, pursuant to which the 2011 Notes were issued (as amended and supplemented from time to time, the "*2011 Notes Indenture*"), to take any action that is inconsistent with the terms and conditions of this Agreement and (C) instructing the Bank of New York, as trustee under the Indenture, dated as of February 10, 2005, by and between the Company, the Guarantors named therein, and the Trustee, pursuant to which the 2013 Notes were issued (as amended and supplemented from time to time, the "*2013 Notes Indenture*" and, together with the 2011 Notes Indenture, the "*Existing Indentures*"), to take any action that is inconsistent with the terms and conditions of this Agreement and (ii) if the Trustee takes or threatens any of the foregoing or similar actions, inform the Trustee that it does not support such action and, to the extent applicable, vote in its capacity as a holder of the applicable series of Existing Notes against such action.

(f) The Company agrees (i) to conduct the Exchange Offer and Consent Solicitation in compliance with the Offering Memorandum, this Agreement and the terms of the Existing Indentures, (ii) to use commercially reasonable efforts to effectuate and consummate the Exchange Offer and Consent Solicitation on or prior to July 31, 2010, and (iii) until such time as the Exchange Offer and Consent Solicitation are consummated or terminated in accordance with their terms and the termination of this Agreement in accordance with its terms, not to offer or give any consideration of any kind to any person or entity as an inducement to cause any holder of Existing Notes to participate in the Exchange Offer and Consent Solicitation, or purchase, redeem or retire its Existing Notes unless the Company has previously offered or offers concurrently such consideration, purchase, redemption or retirement on the same terms and conditions to the Existing Noteholders on account of their Existing Notes.

(g) In the event the Early Settlement Date has not occurred on or prior to the date that is 7 business days following the Early Settlement Time, then all Existing Notes tendered and not withdrawn as of such time shall be returned to the applicable Existing Noteholder on the eighth business day following the Early Settlement Time. If this Agreement is terminated pursuant to the terms of Section 4.01, then all Existing Notes tendered and not withdrawn as of such time shall be returned to the applicable Existing Noteholder within two business days following the date of such termination and no Existing Noteholder shall have any obligation to tender its Existing Notes as part of the Exchange Offer or consent to the Proposed Amendments in the Consent Solicitation and the terms of the Offering Memorandum shall also provide that no Existing Noteholder shall have any obligation to tender its Existing Notes as part of the Exchange Offer or to consent to the Proposed Amendments in the Consent Solicitation in the event this Agreement is terminated in accordance with its terms.

Section 1.02 Prohibition on Transfer of Existing Notes.

(a) Each Existing Noteholder agrees that, without the prior written consent of the Company, it shall not sell, assign, pledge, transfer or otherwise dispose of, nor permit the sale, assignment, pledge, transfer or other disposition (each a "*Transfer*"), of any beneficial ownership interest in the Existing Notes it beneficially owns other than to tender them into the Exchange Offer; provided, however, that without the Company's consent, each Existing Noteholder may Transfer Existing Notes to (i) another Existing Noteholder (without the need for any further Joinder, as described below), (ii) any of its affiliates who executes and delivers to the Company and the Existing Noteholders the form of Joinder attached hereto as Exhibit B, agreeing to be bound by the obligations of such Existing Noteholder under this Agreement relating to the Existing Notes, or (iii) any other person or entity who executes and delivers to the Company and the Existing Noteholders within three business days of the settlement of such Transfer (but in any event prior to the Early Settlement Time), the form of Joinder attached hereto as Exhibit B, agreeing to be bound by the obligations of such Existing Noteholder under this Agreement relating to the Existing Notes. Any Existing Noteholder Transferring Existing Notes pursuant to clause (i) of this Section 1.02(a) shall notify the Company in writing of such Transfer within three business days of such Transfer (but in any event prior to the Early Settlement Time).

(b) In the case of Transfers pursuant to clause (i) of Section 1.02(a), upon such Transfer, the Transferring Existing Noteholder shall have no further obligations or liabilities under Section 1.01 on account of or with respect to Existing Notes it Transfers in accordance with the terms of such clause and, in the case of Transfers pursuant to clauses (ii) or (iii) of Section 1.02(a), upon the execution and delivery to the Company of the form of Joinder attached hereto as Exhibit B by such Transferring Existing Noteholder's Transferee, the Transferring Existing Noteholder shall have no further obligations or liabilities under Section 1.01 on account of or with respect to Existing Notes it Transfers in accordance with either such clause. For the avoidance of doubt, "beneficially owns" (and correlative terms thereof) means, for the purposes of this Agreement, the power, whether by contract or otherwise, to direct the exercise of the voting rights and the disposition of the Existing Notes or the right to acquire such rights; provided that Existing Notes beneficially owned by an affiliate of an Existing Noteholder shall not be deemed to be beneficially owned by such Existing Noteholder to the extent such affiliate and/or its beneficial ownership of Existing Notes were not included in calculating the aggregate ownership of Existing Noteholders set forth in Section 5.01(f).

Section 1.03 <u>Additional Existing Notes</u>. Nothing in this Agreement shall be deemed to limit or restrict the ability or right of any Existing Noteholders to acquire any additional Existing Notes ("***Additional Existing Notes***"); <u>provided</u>, <u>however</u>, that in the event that any Existing Noteholder acquires beneficial ownership of any such Additional Existing Notes after the date hereof, such Additional Existing Notes shall immediately, upon such acquisition, become subject to the terms of this Agreement.

Section 1.04 <u>Amendments to the Indenture</u>. The Offering Memorandum provides that each holder of Existing Notes that properly tenders Existing Notes pursuant to the Exchange Offer shall be deemed to have consented to those amendments to the Existing Indentures that are described therein under the caption "The Proposed Amendments" (the "***Proposed Amendments***"). The Proposed Amendments will be effected through a supplemental indenture to each of the Existing Indentures (each a "***Supplemental Indenture***" and, collectively, the "***Supplemental Indentures***"). Each Existing Noteholder hereby acknowledges and agrees that by exchanging its Existing Notes for the Exchange Notes, it will also be consenting to the Proposed Amendments pursuant to the Consent Solicitation and agrees to take such actions as may be reasonably necessary to effect such consent to the Proposed Amendments in accordance with the Existing Indentures.

2. <u>TV One Financing and Backstop Commitment.</u>

Section 2.01 <u>TV One Financing</u>.

(a) Concurrent with the commencement of the Exchange Offer and the Consent Solicitation in accordance with Section 1.01, the Company shall commence the Subscription Offer by offering to each Eligible Holder (including the Existing Noteholders): the opportunity to purchase at the TV One Closing (as defined below) (i) an aggregate principal amount of Second Lien Notes (at par) up to the amount (with a minimum subscription of $100,000 and in minimum incremental multiples of $100,000 above $100,000 or if less, the full amount) equal to the product (rounded to the nearest ($1,000)) of (1) a fraction, the numerator of which is the aggregate principal amount of Existing Notes validly tendered and not withdrawn by such Eligible Holder pursuant to the Exchange Offer and Consent Solicitation, and the denominator of which is the aggregate principal amount of all Existing Notes held by Eligible Holders and (2) $100.0 million, if at least 19.40% of the outstanding equity of TV One is to be purchased in the TV One Acquisition, or $88 million, if less than 19.40% of the outstanding equity of TV One is to be purchased in the TV One Acquisition, in either such case representing the aggregate principal amount of Second Lien Notes offered in the TV One Financing (such product, in either such case, the "***Pro Rata Amount***") and (ii) an amount of Second Lien Notes in excess of such Eligible Holder's Pro Rata Amount (the "***Additional Purchase***" and the actual amount subscribed for by such Electing Holder, the "***Subscription Amount***") to the extent that other Eligible Holders do not subscribe for Second Lien Notes, in each case on the terms and conditions as set forth in the Offering Memorandum. The purchase and sale of the Second Lien Notes will be made in accordance with, and subject to the terms and conditions set forth in, the Note Purchase Agreement attached hereto as <u>Exhibit C</u> (the "***Purchase Agreement***"). The Company expressly reserves the right to waive any term or condition of the Purchase Agreement to the extent permitted under <u>Section 3.01</u>. The expiration of the Subscription Offer shall occur 10 business days following the launch of the Offers, subject to extension by the Company, but no later than the Expiration Time. Each Eligible Holder electing to purchase Second Lien Notes in accordance with and subject to the terms and conditions set forth in the Purchase Agreement is referred to herein as an "***Electing Holder***" and together, the "***Electing Holders***" and the aggregate amount of Second Lien Notes which the Electing Holders elect to purchase (including the amounts to be purchased by the Existing Noteholders as Eligible Holders pursuant to the Subscription Offer, as described more fully in <u>Section 2.02</u> below) is referred to herein as the "***Aggregate TV One Participation Amount***").

Section 2.02 <u>Second Lien Notes Commitment</u>. Subject to the satisfaction or waiver of the terms and conditions set forth herein, in the Offering Memorandum and in the Purchase Agreement, each Existing Noteholder hereby agrees to, as an Eligible Holder, purchase from the Company at the TV One Closing, an aggregate principal amount of Second Lien Notes equal to such Existing Noteholder's Pro Rata Amount or, if less, the amount set forth opposite such Existing Noteholder's name on Schedule 1 (such Schedule 1 amount, its "***Maximum Commitment***"), at a purchase price payable in cash equal to 100% of the aggregate principal amount of such Second Lien Notes, subject to, in each case reduction or cutback for oversubscriptions.

Section 2.03 <u>Backstop Commitment</u>.

(a) Subject to the satisfaction or waiver of the terms and conditions set forth herein, in the Offering Memorandum and in the Purchase Agreement, each Existing Noteholder hereby agrees to purchase from the Company at the TV One Closing an aggregate principal amount of Second Lien Notes calculated as follows (for each Existing Noteholder, its "***Backstop Commitment***," and such amount, its "***Backstop Commitment Amount***"): Each Existing Noteholder will purchase its Adjusted TV One Commitment Percentage of the TV One Note Subscription Deficiency. The "***TV One Note Subscription Deficiency***" is the difference between $100 million, if at least 19.40% of the outstanding equity of TV One is to be purchased at the TV One Closing, or $88 million, if less than 19.40% of the outstanding equity of TV One is to be purchased at the TV One Closing, and the Aggregate TV One Participation Amount. The "***Adjusted TV One Commitment Percentage***" for each Existing Noteholder is the percentage equivalent of a fraction, the numerator of which is equal to such Existing Noteholder's Maximum Commitment *less* the aggregate amount of Second Lien Notes such Existing Noteholder elected to purchase as an Eligible Holder, as described in <u>Section 2.02</u> above (such difference, an "***Unfunded Maximum Commitment***"), and the denominator of which is the sum of all Unfunded Maximum Commitments for the Existing Noteholders. It is understood that (i) in the event an Existing Noteholder's Maximum Commitment is equal to or less than its Pro Rata Amount, its Backstop Commitment Amount calculated above shall be zero, the intent being that no Existing Noteholder shall be obligated to purchase more than its Maximum Commitment under this Agreement and (ii) in the event an Electing Holder fails to purchase its allocated portion of Second Lien Notes at the TV One Closing, the TV One Note Subscription Deficiency shall be increased to reflect such defaulting Electing Holder's failure to purchase its allocated portion of Second Lien Notes and each Existing Noteholder's Backstop Commitment Amount will be similarly increased, but, in no event, in excess of such Existing Noteholder's Maximum Commitment.

(b) Any Transfer by an Existing Noteholder of all or any portion of its Maximum Commitment (and corresponding Backstop Commitment and, if after the Subscription Offer Expiration Time, proportionate Subscription Amount) shall require the prior written consent of the Company (not to be unreasonably withheld); provided that without the Company's consent, an Existing Noteholder may transfer its Maximum Commitment (and corresponding Backstop Commitment and, if after the Subscription Offer Expiration Time, proportionate Subscription Amount) to another Existing Noteholder or to one of such Existing Noteholder's affiliates or funds or accounts under management by such Existing Noteholder's investment manager. Any Transferee of a Maximum Commitment must execute and deliver to the Company and the Existing Noteholders the form of Joinder attached hereto as Exhibit B, agreeing to be bound by the obligations of the Transferring Existing Noteholder with respect to its Maximum Commitment, or portion thereof, Transferred to such Transferee (and corresponding Backstop Commitment and, if after the Subscription Offer Expiration Time, proportionate Subscription Amount), and upon such execution and delivery, the Transferring Existing Noteholder shall have no further obligations or liabilities under this Agreement arising on account of or with respect to the portion of such Maximum Commitment so transferred.

(c) As consideration for the Backstop Commitment, the Company shall pay to the Existing Noteholders $400,000.00 per month, commencing on January 25, 2010, payable in advance on the first business day of each month until the termination of this Agreement, with the first such payment due and payable on the date hereof for the period from January 25, 2010 to the date of this Agreement in the amount of $1,867,397.26. This fee shall be allocated to each Existing Noteholder pro rata based on the amount of each Existing Noteholder's Maximum Commitment relative to the aggregate amount of Maximum Commitments.

Section 2.04 Purchase Agreement.

(a) (i) By (A) delivering its Subscription Amount to the Subscription Agent prior to the Subscription Offer Expiration Time and (B) executing and returning the Subscription Certificate attached to the Purchase Agreement to the Subscription Agent prior to the Subscription Offer Expiration Time, each Electing Holder, other than the Existing Noteholders will, at the Early Settlement Time, become party to and bound by the Purchase Agreement, effective as of the Early Settlement Time, pursuant to which, subject to the terms and conditions set forth therein, each Electing Holder that is not an Existing Noteholder will agree to purchase the Subscription Amount of Second Lien Notes provided for in such Electing Holder's Subscription Certificate, in each case, subject to reduction or cutback for oversubscriptions.

(ii) By executing and returning the Subscription Certificate attached to the Purchase Agreement to the Subscription Agent prior to the Subscription Offer Expiration Time, each Electing Holder that is an Existing Noteholder will, subject to the delivery of the Officer's Certificate (as defined below), at the Early Settlement Time, become party to and bound by the Purchase Agreement effective as of the Early Settlement Time, pursuant to which, subject to the terms and conditions set forth herein and therein, each Existing Noteholder will agree to purchase the Subscription Amount of Second Lien Notes provided for in such Existing Noteholder's Subscription Certificate, plus with respect to such Existing Noteholder, an additional amount equal to its Backstop Commitment Amount, if any, but in any event, not to exceed such Existing Noteholder's Maximum Commitment, in each case, subject to reduction or cutback for oversubscriptions.

(b) At the Early Settlement Time, the Company shall deliver to each Existing Noteholder a notice (a "**Backstop Notice**") setting forth the Aggregate TV One Participation Amount and, accordingly, the Backstop Commitment Amounts for all Existing Noteholders and such Existing Noteholder's Backstop Commitment Amount, if any, with instructions for such Existing Noteholder to use its best efforts to deliver its Subscription Amount and Backstop Commitment Amount, if any, to the Subscription Agent as soon as practicable (but, in any event, no later than 3:00 p.m. New York City time on the date that is two business days following the Early Settlement Time, in accordance with the instructions provided in the Backstop Notice. The TV One Closing shall be the same date as the closing of the TV One Acquisition but in any event, not more than 7 business days following the Early Settlement Time. In no event shall any Existing Noteholder have any obligation to purchase Second Lien Notes under this Agreement in an amount which exceeds its Maximum Commitment.

(c) The Company shall not obtain control over or any interest in the funds provided (or to be provided) to the Subscription Agent pursuant to the Subscription Offer or Backstop Commitment until the Early Settlement Date (which is the date that is no more than 7 business days following the Early Settlement Time). The Early Settlement Date, as used in this Agreement, is the date upon which all of the following will occur (subject to all the terms and conditions of this Agreement, the Offering Memorandum and the Purchase Agreement), the Company: (i) issues the Exchange Notes in respect of the tendered Existing Notes; (ii) enters into the Supplemental Indentures to the Existing Indentures; (iii) issues the Second Lien Notes under the Purchase Agreement to the Electing Holders (including the Existing Noteholders) and directs the Subscription Agent to deliver the aggregate Subscription Amount in accordance with the Funds Flow (as defined below); (iv) enters into the New Senior Credit Facility and related agreements and (v) consummates the TV One Closing. In the event the Early Settlement Date has not occurred on or prior to the date that is 7 business days following the Early Settlement Time, then the Subscription Agent shall return all Subscription Amounts and Backstop Commitment Amounts, together with any interest earned on such amounts while in the possession of the Subscription Agent, delivered by Existing Noteholders to the applicable Existing Noteholder on the eighth business day following the Early Settlement Time. If this Agreement is terminated pursuant to the terms of Section 4.01, then the Subscription Agent shall return all Subscription Amounts and Backstop Commitment Amounts, together with any interest earned on such amounts while in the possession of the Subscription Agent, delivered by all Electing Holders (including the Existing Noteholders) within 2 business days of the date of such termination and no Existing Noteholders shall have any obligation to purchase any Second Lien Notes and the terms of the Offering Memorandum and the Purchase Agreement shall also provide that no Electing Holder (including the Existing Noteholder) shall have any obligation to purchase any Second Lien Notes in the event the Purchase Agreement is terminated in accordance with its terms.

(d) The consummation of the sale and purchase of the Second Lien Notes to the Electing Holders (including the Existing Noteholders) (the "***TV One Closing***") will take place in accordance with the terms, conditions and provisions of the Purchase Agreement, this Agreement (solely with respect to the Existing Noteholders) and the Offering Memorandum.

(e) As a condition precedent to the Early Settlement Time and the Existing Noteholders' obligations to enter into the Purchase Agreement, at or immediately prior to the Early Settlement Time, but in any event, prior to the Company and the Electing Holders becoming bound under the terms of the Purchase Agreement, counsel to the Existing Noteholders (on behalf of the Existing Noteholders) shall have received:

(i) a certificate signed on behalf of the Company by an executive officer of the Company to the effect that (A) each of the Company's representations and warranties contained in this Agreement shall be true and correct (disregarding for these purposes any qualification in such representation and warranty relating to materiality or Material Adverse Effect) as of the Early Settlement Time as if made on and as of such date, except to the extent any such representation or warranty addresses matters only as of an earlier date, in which case, such representations and warranties shall be true and correct as of such earlier date (disregarding for these purposes any qualification in such representation and warranty relating to materiality or Material Adverse Effect), in either case, except as could not reasonably be expected to result in a Material Adverse Effect and (B) the Company shall have performed or complied in all material respects with all obligations, covenants and agreements (except that the Company shall have performed or complied with the obligations, covenants and agreements set forth in Section 2.06 in all respects) required to have been performed or complied with by it under this Agreement at or prior to the Early Settlement Time (the "***Officer's Certificate***");

(ii) an executed copy of the Subscription Agent Agreement (or an amendment and restatement thereof) making adequate provision for the payment of fees and expenses of the Existing Noteholders' advisors, pursuant to Section 6.14(a), on the Early Settlement Date out of the proceeds of the Subscription Offer in accordance with the terms of a detailed flow of funds and wire transfer instructions (the "***Funds Flow***").

Section 2.05 Company Obligations.

The Company agrees (a) to conduct the Subscription Offer in compliance with the terms of the Offering Memorandum and this Agreement, (b) to use commercially reasonable efforts to effectuate and consummate the TV One Acquisition and the TV One Financing on the terms and conditions in the Offering Memorandum and the Purchase Agreement in each case prior to July 31, 2010, (c) not (directly or through one or more of its subsidiaries or affiliates or directly or indirectly through TV One or any of its affiliates) to offer or give any consideration of any kind to any person or entity as an inducement to cause any holder of Existing Notes to subscribe for Second Lien Notes (including any purchase, redemption or retirement of any Existing Notes held by such person or entity) unless the Company has previously offered or offers concurrently such consideration, or purchase, redemption or retirement, on the same terms and conditions to all of the Existing Noteholders and (d) not (directly or indirectly through one or more of its subsidiaries or affiliates or directly or indirectly through TV One or any of its affiliates) to, through one or more transactions, obtain funds for the TV One Acquisition through any other transaction or source of third-party financing (whether equity or debt financing), other than through the Subscription Offer and Backstop Commitment as set forth in this Agreement (any such other transaction or financing, an "***Alternative Transaction***"). Notwithstanding the foregoing, in no event will the acquisition of funds by the Company or one or more of its subsidiaries or affiliates or through TV One or any of its affiliates (whether direct or indirect or through one or more transactions) through any other transaction or other source of third-party financing (whether equity or debt financing), which funds are solely used to acquire 5% or less of the outstanding equity of TV One from Class D Members, be deemed an Alternative Transaction.

Section 2.06 Interest Rate Adjustment.

(a) Second Lien Notes. The Company agrees to increase each of the potential interest rates on the Second Lien Notes (i.e, 8.5% and 9.0%) by the amount that is equal to the greater of (a) the sum of (i) the Applicable Margin with respect to Term Loans maintained as LIBOR Loans, (ii) the LIBOR Floor and (iii) one-fourth of the amount of any original issue discount ("***OID***"), on the Term Loans as of the Early Settlement Date minus 6.25% and (b) the sum of (i) the Applicable Margin with respect to Term Loans maintained as Base Rate Loans, (ii) the Base Rate Floor and (iii) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date minus 6.25%, in each case as such capitalized terms are defined in the Summary of Principal Terms and Conditions attached as Exhibit B (the "***NSCF Term Sheet***") to the $400,000,000 Senior Secured Credit Facilities Commitment Letter, dated as of June 16, 2010, by and among the Company and Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. (the "***Commitment Letter***"), which Commitment Letter together with the NSCF Term Sheet, is attached to this Agreement as Exhibit E, and, subject to Section 3.01, as each such term is modified and reflected in the definitive documentation governing the New Senior Credit Facility as in effect on the Early Settlement Date, up to a maximum adjustment to each of the interest rates on the Second Lien Notes of 1.75% per annum (the "***Second Lien Adjustment Cap***"). Any such increase to the interest rates for the Second Lien Notes shall only be made in increments of 0.125% with any increase that is not in an increment of 0.125% being rounded up to the next closest increment of 0.125%. Any such increase to the interest rates for the Second Lien Notes shall be appropriately reflected in the Purchase Agreement and the other Definitive Documentation (as defined below) with respect to the Second Lien Notes, including an appropriate increase in the redemption prices set forth in the section entitled "Optional Redemption" under the caption "Description of Second Lien Notes" in the Offering Memorandum to reflect the increase in the initial interest rate of the Second Lien Notes and, notwithstanding anything in Section 3.01 to the contrary, the modifications to reflect such increase to the interest rates of the Second Lien Notes not in excess of the Second Lien Adjustment Cap shall not require the consent or approval of the Requisite Noteholders or any Existing Noteholder.

(b) Exchange Notes. The Company agrees to increase each of the potential interest rates on the Exchange Notes (i.e, 11.0% and 12.0%) by the amount that is equal to the greater of (a) the sum of (i) the Applicable Margin with respect to Term Loans maintained as LIBOR Loans, (ii) the LIBOR Floor and (iii) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date minus 7.25% and (b) the sum of (i) the Applicable Margin with respect to Term Loans maintained as Base Rate Loans, (ii) the Base Rate Floor and (iii) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date minus 7.25%, up to a maximum adjustment to each of the interest rates on the Exchange Notes of .75% per annum (the "***Exchange Adjustment Cap***"). Any such increase to the interest rates for the Exchange Notes shall only be made in increments of 0.125% with any increase that is not in an increment of 0.125% being rounded up or down to the next closest increment of 0.125%. Any such increase to the interest rates for the Exchange Notes shall be appropriately reflected in a supplement to the Offering Memorandum and the other Definitive Documentation with respect to the Exchange Notes and, notwithstanding anything in Section 3.01 to the contrary, the modifications to reflect such increase to the interest rates of the Exchange Notes not in excess of the Exchange Adjustment Cap shall not require the consent or approval of the Requisite Noteholders or any Existing Noteholder.

(c) Notwithstanding anything in this Agreement, the Offering Memorandum or the Purchase Agreement to the contrary, the Company may not change any of the Applicable Margin with respect to Term Loans maintained as LIBOR Loans, the Applicable Margin with respect to Term Loans maintained as Base Rate Loans, the LIBOR Floor, the Base Rate Floor or the amount of any OID on the Term Loans as of the Early Settlement Date without the prior written consent or approval of Existing Noteholders beneficially owning $169,107,400 or more in aggregate principal amount of the Existing Notes, if, after giving effect to such change, either (i) the sum of (A) the Applicable Margin with respect to Term Loans maintained as LIBOR Loans, (B) the LIBOR Floor and (C) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date would be greater than 8.00%, or (ii) the sum of (A) the Applicable Margin with respect to Term Loans maintained as Base Rate Loans, (B) the Base Rate Floor and (C) one-fourth of the amount of any OID on the Term Loans as of the Early Settlement Date would be greater than 8.00%.

3. Documentation and Conditions

Section 3.01 Documentation.

(a) The Company and the Existing Noteholders hereby covenant to one another to use their commercially reasonable efforts, as expeditiously as possible, to perform their respective obligations under this Agreement and to take such actions as may be reasonably necessary to consummate the Transactions on the terms and conditions as set forth in the Offering Memorandum and related documentation.

(b) In addition to the Offering Memorandum, the Transactions shall be effected by, and subject to the terms and conditions of, (i) the Purchase Agreement, (ii) the Intercreditor Agreement, (iii) the New Senior Credit Facility (to be on substantially the terms described in the attached NSCF Term Sheet and Commitment Letter), and (iv) the Registration Rights Agreement, each as attached hereto as Exhibits C, D, E and F, respectively (all the foregoing documents described in clauses (i) – (iv), including the New Senior Credit Facility as described in the parenthetical above, as they may be modified, waived or amended in accordance with this Agreement, the "***Definitive Documentation***"). Amendments, modifications and waivers of the Definitive Documentation at or prior to the TV One Closing are permitted as follows:

(i) Except as provided in clauses (ii), (iii), (iv) and (v) below, the Company may modify, amend or waive any of the provisions of the Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, only with the prior consent of the Requisite Noteholders (as defined below);

(ii) Except as provided in clause (v) below, the Company may modify, amend or waive any of the provisions of the following Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, only with the prior consent of the Backstop Requisite Noteholders (as defined below): the Purchase Agreement and the Intercreditor Agreement;

(iii) Except as provided in clause (iv) below, without the consent of each Existing Noteholder, the Company may not modify, amend or waive any provision in the Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, which by the terms of the affected Definitive Documentation would, if the relevant Definitive Documentation had become effective without regard to such modification, amendment or waiver, require unanimous agreement of the Existing Noteholders;

(iv) The terms of the New Senior Credit Facility shall contain the terms reflected in the attached Exhibit E and the Company may only make such modifications, amendments or waivers to the terms reflected therein or include any additional material terms in the New Senior Credit Facility (it being understood and agreed that any additional terms affecting maturity, repayment, or pricing, including, without limitation, any additional terms to the fees under the New Senior Credit Facility referred to in Section 5.02(t), are material for purposes of this Section 3.01(b)(iv)) to the extent such modifications or amendments or such additional material terms, as the case may be, are reasonably satisfactory to (or, in the case of waivers, are waived by) Existing Noteholders beneficially owning $169,107,400 or more in aggregate principal amount of the Existing Notes; provided, however, that no such consent or approval will be necessary for increases in the pricing of the New Senior Credit Facility which are not prohibited by section 2.06(c) so long as the interest rates on the Second Lien Notes and the Exchange Notes and the redemption prices for the Second Lien Notes are increased to the extent required under Sections 2.06(a) and (b); and

(v) Notwithstanding the foregoing, the Company may modify, amend or waive any term or provision of the Definitive Documentation (or forms thereof), or enter into any agreement having a similar effect, which is solely for the purpose of effectuating the mechanical aspects of the Offer or is otherwise for the sole benefit of the Company and which has no adverse impact on the Existing Noteholders.

Amendments, modifications and waivers of any of the Definitive Documentation after they have become effective in accordance with their terms and conditions following the Early Settlement Date are subject to the terms and conditions of each such agreement. As used in this Agreement, the term "*Requisite Noteholders*" shall mean, on any date of determination, Existing Noteholders holding in the aggregate a majority of the aggregate principal amount of Existing Notes held by all Existing Noteholders on such date, and the term "*Backstop Requisite Noteholders*" shall mean on any date of determination, Existing Noteholders holding in the aggregate a majority of the Maximum Commitments on such date.

(c) Without limiting the foregoing (or any other provision of this Agreement), the Exchange Notes and the Second Lien Notes shall have the terms set forth in the Offering Memorandum (in the form attached hereto) under the headings "Description of Exchange Notes" and "Description of Second Lien Notes," respectively. The indentures for the New Notes and, solely with respect to the Second Lien Notes, the Security Documents, shall be consistent with those terms and shall otherwise be on terms and conditions reasonably satisfactory to the Requisite Noteholders with respect to the Exchange Notes and the Backstop Requisite Noteholders, with respect to the Second Lien Notes. The Supplemental Indentures shall have the terms set forth in the Offering Memorandum (in the form attached hereto) under the heading "The Proposed Amendments" and shall otherwise be on the terms and conditions reasonably satisfactory to the Requisite Noteholders and the Backstop Requisite Noteholders. The Company shall afford the Existing Noteholders and their respective representatives a reasonable opportunity to review and comment on all other agreements, instruments and certificates necessary to effect the Transactions, all of which shall have terms consistent with the Definitive Documentation and, with respect to any other matters, be reasonably acceptable to the Requisite Noteholders in form and substance. Each of the Existing Noteholders confirms that the terms and conditions of the Definitive Documentation as reflected in the attachments hereto are reasonably acceptable to such Existing Noteholder in form and substance.

(d) The Company reserves the right to amend, modify or waive any of the terms and conditions of the Offering Memorandum, the Exchange Offer or Consent Solicitation except as provided in Section 3.01(c) above and except that the Company may not:

(i) without the consent of the Requisite Noteholders, amend, modify or waive (A) any of the Offer Conditions, (B) the Proposed Amendments (C) the Minimum Condition (as defined in the Offering Memorandum) or reduce the amount of Existing Notes subject to the Exchange Offer and Consent Solicitation or (D) any of the defined terms contained in the Offering Memorandum which are also used in this Agreement, to the extent such amendment, modification or waiver would alter the meaning of such defined term as used herein;

(ii) without the consent of each Existing Noteholder, reduce or change in any manner the amount or form of consideration offered in the Exchange Offer and Consent Solicitation; or

(iii) to the extent not provided for in Sections 3.01(d)(i) and 3.01(d)(ii) above, amend, modify or waive any term or condition of the Exchange Offer and Consent Solicitation in any manner materially adverse to the holders of the Existing Notes without the consent of the Requisite Noteholders;

provided that no change shall be made to the Offering Memorandum which is inconsistent with the Definitive Documentation.

4. Termination.

Section 4.01 Termination. This Agreement shall terminate:

(a) upon the mutual written agreement of the Company and the Requisite Noteholders;

(b) at the sole discretion of the Company, effective immediately upon written notice to the Requisite Noteholders (unless a notice or cure period is specified below with respect to a particular termination event in which case, effective immediately at the end of the notice or cure period without the need for further notice unless, prior to the expiration of such cure period, the cure has already occurred):

(i) ten (10) days after the Company has delivered written notice to the Existing Noteholders that this Agreement has been materially breached by Existing Noteholder(s) owning of record or beneficially owning at least 20% of the aggregate principal amount of the Existing Notes held by the Existing Noteholders on the date hereof, if such failure remains uncured at the conclusion of such ten (10) day period (provided that in no event may the cure period limit the right of any party to terminate this Agreement after the Drop-Dead Date (as defined below) or limit the automatic termination of this Agreement on September 1, 2010);

(ii) if each of the Transactions has not been consummated on or prior to July 31, 2010, which date shall be extended at the Company's discretion to August 31, 2010, if the Company is actively pursuing the implementation of the Transactions as of July 31, 2010 (July 31, 2010, or, if extended in accordance with this Section 4.01(b)(ii), August 31, 2010, being referred to as the "*Drop-Dead Date*") and neither the Company nor its failure to perform any of its obligations hereunder or under any of the Definitive Documentation have been the principal cause of the failure to consummate the Transactions;

(iii) if any condition contained in this Agreement or the Definitive Documentation shall become impossible of fulfillment by the Drop-Dead Date, other than as a result of the Company's failure to perform any of its obligations hereunder or under any of the Definitive Documentation;

(iv) if any Existing Noteholder shall (A) take any action to accelerate the indebtedness due under the Existing Notes or direct the Trustee to pursue any right or remedy under the Existing Indentures or otherwise, (B) initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Existing Notes against the Company, its subsidiaries and/or its affiliates, other than to enforce this Agreement or its rights arising in connection with the Offers, or (C) authorize, permit or suffer to occur any action to be taken on its behalf or with respect to the Existing Notes to request, approve or consent to the acceleration of any indebtedness under the Existing Notes, the exercise of any right or remedy under the Existing Indentures or otherwise in respect of the Existing Notes or the initiation of any litigation or proceeding of the type described in clause (B) of the foregoing;

(c) at the sole discretion of the Requisite Noteholders, effective immediately upon written notice to the Company (unless a notice or cure period is specified below with respect to a particular termination event in which case, effective immediately at the end of the notice or cure period without the need for further notice unless, prior to the expiration of such cure period, the cure has already occurred):

(i) ten (10) days after (or immediately prior to the Early Settlement Time if the Early Settlement Time occurs prior to the end of such ten (10) day period) the Requisite Noteholders have delivered written notice to the Company of a material breach of any covenant of the Company contained herein or of any representation or warranty of the Company contained herein having been or becoming untrue in any material respect, if such failure remains uncured at the conclusion of such ten (10) day period (or, if the Early Settlement Time occurs prior to the end of such ten (10) day period and such failure remains uncured as of such time, then immediately prior to the Early Settlement Time) (provided that in no event may the cure period limit the right of any party to terminate this Agreement after the Drop-Dead Date or limit the automatic termination of this Agreement on September 1, 2010) (it being understood and agreed by the parties that a failure of the Company to deliver the Officer's Certificate to counsel for the Existing Noteholders prior to the Early Settlement Time in accordance with the terms of Section 2.04(e) shall be deemed a material breach of a covenant of the Company for purposes of this Section 4.01(c)(i) (for the avoidance of doubt, such failure to deliver the Officer's Certificate prior to the Early Settlement Time shall provide the Requisite Noteholders with the right to immediately terminate this Agreement even if the Early Settlement Time has occurred);

(ii) ten (10) days after (or immediately prior to the Early Settlement Time if the Early Settlement Time occurs prior to the end of such ten (10) day period) the Requisite Noteholders have delivered written notice to the Company of the occurrence of a Material Adverse Effect (as defined below) in the reasonable determination of the Requisite Noteholders, if such Material Adverse Effect remains uncured at the conclusion of such ten (10) day period (or, if the Early Settlement Time occurs prior to the end of such ten (10) day period and such Material Adverse Effect remains uncured as of such time, then immediately prior to the Early Settlement Time) (provided that in no event may the cure period limit the right of any party to terminate this Agreement after the Drop-Dead Date or limit the automatic termination of this Agreement on September 1, 2010);

(iii) if the Offers have not been commenced on or prior to the date that is five (5) business days following the date of this Agreement in accordance with the Offering Memorandum and this Agreement;

(iv) if each of the Transactions has not been consummated on or prior to the Drop-Dead Date and neither the Existing Noteholders nor their failure to perform any of their obligations hereunder or under any of the Definitive Documentation have been the principal cause of the failure to consummate the Transactions;

(v) upon written notice to the Company of the occurrence of an "Event of Default" under either of the Existing Indentures or upon a "payment default" under either of the Existing Indentures;

(vi) if any condition contained in this Agreement or the Definitive Documentation shall become impossible of fulfillment by the Drop-Dead Date, other than as a result of the Existing Noteholders' failure to perform any of their obligations hereunder or under any of the Definitive Documentation;

(vii) if the Company breaches the provisions of Section 2.05(d) and either it or any of its subsidiaries or affiliates, or TV One directly or indirectly, enters into binding documentation for or consummates an Alternative Transaction;

(viii) if the TV One Acquisition has not been consummated on or prior to the date that is 7 business days following the first to occur of (A) the Early Settlement Time and (B) the Expiration Time;

(d) by the Company or the Requisite Noteholders, each in its or their reasonable discretion, by notice to the other party, if the agreements related to the TV One Acquisition, as provided in writing to the Existing Noteholders prior to the date hereof, have been terminated or are modified or amended (before or after execution) in a manner that could reasonably be expected to result in a Material Adverse Effect or is materially adverse to the Company, including the drop-dead date, purchase price, interests acquired and true up commitments;

(e) automatically upon the filing of any voluntary petition or, if not dismissed within ten (10) days of such filing, any involuntary petition for the liquidation or reorganization of the Company or any of its Significant Subsidiaries (as defined in the 2013 Indenture) under the Bankruptcy Code or the bankruptcy or insolvency laws of any other jurisdiction;

(f) automatically on September 1, 2010; or

(g) automatically upon the consummation of all of the Transactions.

Section 4.02 <u>Withdrawal</u>. If this Agreement is terminated in accordance with its terms at any time, including, but not limited to, following the Expiration Time, all Existing Notes tendered in the Exchange Offer, all consents tendered in the Consent Solicitation and all Subscription Certificates executed and delivered pursuant to <u>Section 2.04</u> hereof, in each case given or delivered by the Existing Noteholders, shall automatically and without further action be deemed to be withdrawn and cancelled and of no further force or effect. Each of the parties hereto agrees to execute and deliver such further documentation as may be reasonably requested by any other party to evidence such withdrawal and cancellation.

Section 4.03 <u>Effect of Termination</u>.

(a) Except to the extent specified in this Agreement, upon termination of this Agreement in accordance with its terms, all rights and obligations of the parties hereunder shall terminate automatically and shall become null and void and no party hereto shall have any liability to any other party hereto following termination of this Agreement (provided that this Section 4.03(a) shall in no way limit any liabilities any party may have to another party pursuant to the Purchase Agreement or any other agreement or instrument to which such party is a party or is otherwise bound); <u>provided</u> that in the event this Agreement is terminated:

(i) pursuant to <u>Section 4.01(b)(i)</u>, then the breaching Existing Noteholders shall, to the extent set forth herein, continue to be liable for damages (not including any special, consequential, incidental, exemplary or punitive damages, all of which are hereby released, waived and discharged) arising from the breach giving rise to the notice of termination (with damages to be allocated among the breaching Existing Noteholders according to applicable law and <u>Section 6.10</u>);

(ii) pursuant to <u>Section 4.01(c)(i)</u>, then the Company shall, to the extent set forth herein, continue to be liable for damages (not including any special, consequential, incidental, exemplary or punitive damages, all of which are hereby released, waived and discharged) arising from the breach giving rise to the notice of termination;

(iii) pursuant to <u>Section 4.01(c)(vii)</u>, then the Company shall, without further notice, promptly (but in any event, within 10 business days of such termination) pay to the Existing Noteholders an amount equal to $2.0 million as liquidated damages (the "***Break-Up Fee***") for all such claims or rights the Existing Noteholders may have under this Agreement or otherwise as a result of such termination, other than the rights of the Existing Noteholders to (A) receive any unpaid portion of the fee payable to the Existing Noteholders pursuant to <u>Section 2.03(c)</u> and (B) the payment of the reasonable, out-of-pocket expenses of the advisors to the Existing Noteholders pursuant to <u>Section 6.14(a)</u>.

(b) Notwithstanding anything to the contrary herein, if (i) this Agreement is terminated pursuant to <u>Section 4.01(b)(ii)</u>, <u>Section 4.01(b)(iii)</u>, <u>Section 4.01(b)(iv)</u>(with respect to <u>Section 4.01(b)(iv)</u>, solely to the extent the action or actions taken by the Existing Noteholder(s) that gave rise to such termination right was limited to the delivery of a notice of default or an "Event of Default" under either of the Existing Indentures or the giving of instructions to the relevant trustee under either of the Existing Indentures to send a notice of default or an "Event of Default" in respect of such Existing Indenture), <u>Section 4.01(c)(i)</u>, <u>Section 4.01(c)(iii)</u>, <u>Section 4.01(c)(iv)</u>, <u>Section 4.01(c)(v)</u>, <u>Section 4.01(c)(vi)</u>, <u>Section 4.01(c)(viii)</u>, <u>Section 4.01(d)</u> or <u>Section 4.01(f)</u> (in the case of a termination pursuant to <u>Section 4.01(f)</u>, only if neither the Existing Holders nor their failure to perform any of their obligations hereunder or under any of the Definitive Documentation have been the principal cause of the failure to consummate the Transactions prior to September 1, 2010) and (ii) the Company (directly or through one or more of its subsidiaries or affiliates or TV One directly or indirectly) enters into binding documentation for or consummates an Alternative Transaction on or prior to the date that is one year following such termination, then the Company shall, without further notice, promptly (but in any event, within 10 business days of such event) pay to the Existing Noteholders the Break-Up Fee; <u>provided</u> that, in the event this Agreement is terminated pursuant to <u>Section 4.01(c)(i)</u> and the Company enters into binding documentation for or consummates an Alternative Transaction on or prior to the date that is one year following such termination, then (A) the aggregate amount the Company may be liable for under this <u>Section 4.03(b)</u> shall be reduced by the amount of any damages paid or payable by the Company at the time that the Break-Up Fee becomes payable pursuant to this <u>Section 4.03(b)</u> and (B) the aggregate amount the Company may be liable for under <u>Section 4.03(a)(ii)</u> shall be reduced by the amount of any Break-Up Fee paid or payable by the Company at the time that any damages become payable pursuant to <u>Section 4.03(a)(ii)</u> (it being understood and agreed that no amount shall be included, in whole or in part, more than once in the calculation of the aggregate amount the Company may be liable for pursuant to clause (A) or (B) if the effect of such additional inclusion would be to cause such amount to be over- or under-included); <u>provided</u> <u>further</u> that, the Company shall not be obligated to pay the Break-Up Fee under this <u>Section 4.03(b)</u> if (1) the purchase price (and associated expenses) for the Alternative Transaction exceeds the sum of the Maximum Commitments, (2) the Company has first offered the Existing Noteholders a reasonable opportunity (including the opportunity to conduct the same level of due diligence as the third party provider of funding) to provide the same financing on similar terms and (3) the Requisite Noteholders have declined such offer or failed to consummate such alternative financing within 20 business days of the Company's notice to the Existing Noteholders of such Alternative Transaction (provided that the Company has used its commercially reasonable efforts and cooperated with the Existing Noteholders to consummate such alternative financing within such 20 business day period). All payments of the Break-Up Fee hereunder shall be allocated to the Existing Noteholders pro rata based on each Existing Noteholder's Maximum Commitment relative to the aggregate amount of Maximum Commitments.

(c) Notwithstanding anything to the contrary herein, the following provisions shall survive any termination of this Agreement in accordance with their terms: <u>Section 1.01(g)</u>, <u>Section 2.03(c)</u> (only to the extent all amounts owing thereunder through the date of such termination are not (and until such amounts are) paid in full in accordance with the terms of such Section), <u>Section 2.04(c)</u>, <u>Section 4.02</u>, <u>Section 4.03</u>, <u>Section 6.02</u> through <u>Section 6.10</u> (inclusive), <u>Section 6.12</u>, <u>Section 6.14(a)</u> (only to the extent all amounts owing thereunder through the date of such termination are not (and until such amounts are) paid in full in accordance with the terms of such Section), <u>Section 6.14(b)</u>, <u>Section 6.15</u> and <u>Section 6.16</u>.

5. Representations, Warranties and Covenants.

Section 5.01 Representations and Warranties of the Existing Noteholders. Each of (i) the Existing Noteholder Entities (as defined below) represents and warrants, on behalf of itself, to the other parties that the following statements are true, correct and complete, (ii) Oaktree Capital Management, L.P. and Stone Harbor Investment Partners LP represents and warrants to the other parties, that with respect to each of the Oaktree Accounts and the Stone Harbor Accounts, respectively, to its Knowledge (as defined below) that the statements set forth in Section 5.01(a), Section 5.01(b), Section 5.01(d), and Section 5.01(e) are true, correct and complete, and (iii) the Oaktree Accounts and the Stone Harbor Accounts represents and warrants, on behalf of itself, to the other parties that the statements set forth in Section 5.01(c) and Section 5.01(f) through Section 5.01(i) are true, correct and complete:

(a) Power and Authority. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

(b) Authorization. The Transactions are within its corporate, partnership or limited liability company powers and it has been duly authorized by all necessary stockholder, general partner, manager or member action as the case may be. This Agreement has been duly authorized, executed and delivered by it.

(c) Enforceability. This Agreement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(d) Government Approvals; No Conflicts. The execution, delivery, and performance by it of this Agreement and the Transactions: (i) do not require any consent or approval of, registration or filing with, or notice to, or other action by, any governmental authority, except such as have been obtained or made and are in full force and effect, (ii) will not violate any applicable law or the charter, by-laws or other organizational documents of it or any order of any governmental authority with jurisdiction over it, and (iii) will not violate or result in a default under any indenture, material agreement or other material instrument binding upon it or its assets, or give rise to a right thereunder to require any material payment to be made by it.

(e) Proceedings. No litigation or proceeding before any court, arbitrator, or administrative or governmental body is pending against it that would materially and adversely affect its ability to enter into this Agreement, perform its obligations hereunder or that would materially and adversely affect the consummation of the Transactions.

(f) Ownership. The Existing Noteholders, in the aggregate are (i) (a) the sole beneficial owners and/or the investment advisors, authorized representatives, or managers for the beneficial owners of Existing Notes representing an aggregate principal amount of at least $73,789,000 of the 2011 Notes and $167,793,000 of the 2013 Notes, having the power to vote and dispose of such Existing Notes on behalf of such beneficial owners; and (b) entitled (for their own account or for the account of other persons or entities claiming through any of them) to all of the rights and economic benefits of such Existing Notes; or (ii) otherwise entitled to act on behalf of such Existing Notes and/or the beneficial owner or owners and/or investment advisor or manager thereof; provided that each of the foregoing representations, though made in the aggregate, is being made solely by each Existing Noteholder with respect to itself on a several and not joint and several basis. To the extent such Existing Notes are on loan pursuant to any securities lending arrangement each Existing Noteholder will (i) cause each of its custodians for accounts holding Existing Notes to recall any of its Existing Notes that such custodian has on loan, and (ii) until such time as such loaned Existing Notes are returned, request that the borrower under such securities lending arrangement vote such Existing Notes in the manner provided for in this Agreement.

(g) Transfers. It has made no prior assignment, sale, participation, grant, conveyance, or other transfer of, and has not entered into any other agreement to assign, sell, participate, grant, or otherwise transfer, in whole or in part, any portion of its right, title, or interests in the Existing Notes it beneficially owns, except in accordance with this Agreement, that is inconsistent with the representations and warranties made in Section 5.01(f) above or that would render such Existing Noteholder otherwise unable to comply with its obligations under this Agreement.

(h) No Liens. Upon the consummation of the Exchange Offer, the Company will acquire the Existing Notes to be exchanged by such Existing Noteholder free and clear of any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other), restriction or other security interest of any kind or nature whatsoever (collectively, a "*Lien*").

(i) <u>Investor Matters</u>. Each Existing Noteholder acknowledges that (i) it is an Eligible Holder, (ii) it is acquiring the New Notes to be issued to it pursuant to the Offers for its own account, for investment, and not with a view to or for sale in connection with any distribution thereof in violation of the registration provisions of the Securities Act or the rules and regulations promulgated thereunder, (iii) it is aware that an investment in the New Notes involves economic risk and that it may lose its entire investment in the New Notes. Each Existing Noteholder acknowledges that the New Notes are "restricted securities" under the federal securities laws, have not been registered under the Securities Act or any state securities or "blue sky" laws and may not be sold except pursuant to an effective registration statement thereunder or an exemption from registration under the Securities Act and applicable state securities laws. Each Existing Noteholder acknowledges that it has adequate information concerning the business and affairs of the Company to make an informed decision regarding the exchange by it of the Existing Notes for the Exchange Notes and the acquisition of the Second Lien Notes contemplated hereby and has independently and without reliance upon the Company and based upon such information the Existing Noteholder has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Existing Noteholder has relied upon the representations, warranties, agreements and covenants of the Company contained in this Agreement.

"***Existing Noteholder Entities***" means each of (i) Stone Harbor Investment Partners LP, Stone Harbor Investment Funds – Stone Harbor High Yield Bond Fund, Stone Harbor Global Funds Plc – Stone Harbor High Yield Bond Portfolio, Stone Harbor Investment Funds Plc – Stone Harbor High Yield Bond Fund, Stone Harbor Investment Funds Plc – Stone Harbor LIBOR Plus Total Return Fund and Stone Harbor Investment Funds Plc – Stone Harbor Sterling Core Plus Bond Fund (each of the entities in this clause (i) collectively, the "***Stone Harbor Existing Noteholder Entities***") (ii) the Oaktree Entities that were formed or organized by Oaktree Capital Management, L.P. (or an affiliate thereof) and for which Oaktree Capital Management, L.P. (or an affiliate thereof) is the general partner, managing member, or trustee or holds a similar capacity with respect thereto (collectively, the "***Oaktree Existing Noteholder Entities***"), (iii) the Capital Research Entities, (iv) the Franklin Entities and (v) the New York Life Entities. For the avoidance of doubt, the Oaktree Existing Noteholder Entities shall not include any entity for which Oaktree Capital Management, L.P. acts solely as investment manager or adviser. Oaktree Capital Management, L.P. (or an affiliate thereof) formed or organized and is the general partner, managing member, trustee or acts in a similar capacity with respect to each of the Oaktree Entities that is not an Oaktree Account.

"***Oaktree Accounts***" means each of the Oaktree Entities, excluding the Oaktree Existing Noteholder Entities.

"***Stone Harbor Accounts***" means each of the Stone Harbor Entities, excluding the Stone Harbor Existing Noteholder Entities.

"***Knowledge***" means (i) with respect to Oaktree Capital Management, L.P., the actual knowledge of Shannon Ward without a duty of inquiry, and (ii) with respect to Stone Harbor Investment Partners LP, the actual knowledge of Adam J. Shapiro without a duty of inquiry, as applicable.

Section 5.02 <u>Representations, Warranties and Covenants of the Company</u>. The Company represents and warrants to the Existing Noteholders that the following statements are true, correct and complete, except as has been previously disclosed in, or incorporated by reference in, (i) the Offering Memorandum, or (ii) the SEC Documents (as defined herein) filed with the SEC after January 1, 2008 and prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section thereof and any other disclosures located therein to the extent that they are predictive or forward-looking in nature) (the "***Disclosed Matters***"):

(a) <u>Organization; Powers</u>. Each of the Company and its Restricted Subsidiaries (as such term is defined in the Offering Memorandum, but including for purposes of this Agreement in any event TV One and Reach Media Inc.) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so or be, individually or in the aggregate, could not reasonably be expected to result in a material adverse change to the business, financial position, earnings or results of operations of the Company and its subsidiaries, taken as a whole (it being understood and agreed by the parties that the occurrence of any default or "Event of Default" under the Existing Credit Facility arising directly or indirectly as a result of the Company's failure to comply or alleged failure to comply with (i) its obligations under Section 6.01(b) of the Existing Credit Facility or (ii) its obligations under Section 8 of the Third Amendment and Waiver to the Existing Credit Facility, dated as of March 30, 2010, shall not be deemed a Material Adverse Effect for purposes of this Agreement (it being further understood and agreed that (A) the result of any such default or "Event of Default" may itself be taken into account in determining whether or not a Material Adverse Effect has occurred for such purposes and (B) the foregoing shall not in any way affect the determination of whether any other fact, event or circumstance constitutes a Material Adverse Effect)) (a "***Material Adverse Effect***"), is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(b) <u>Authorization; Enforceability</u>. The Transactions are within the Company's corporate powers and have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(c) <u>Approvals; No Conflicts</u>. The execution, delivery, and performance by it of this Agreement: (i) do not require any consent or approval of, registration or filing with, or any other action by, any governmental authority (including without limitation the Federal Communications Commission (the "*FCC*")) or any other person or entity, except (A) such as have been obtained or made and are in full force and effect and (B) as required by the Existing Credit Facility (as defined below), (ii) will not violate any applicable law or the charter, by-laws or other organizational documents of the Company or any of its subsidiaries or any order of any governmental authority with jurisdiction over the Company or such subsidiary, (iii) except with respect to the Existing Credit Facility, will not violate or result in a default (or an event which with notice or lapse of time or both would become a default) under any indenture, loan agreement, material agreement (including any agreement material to the Company's indirect interests in TV One before and after the TV One Acquisition) or other material instrument binding upon the Company or any of its subsidiaries or its assets, or give rise to a right thereunder to require any material payment to be made by the Company or any of its subsidiaries, and (iv) will not result in the creation or imposition of any lien or encumbrance on any asset of the Company or any of its subsidiaries.

(d) <u>Conduct of Business</u>. Subject to the terms and conditions of this Agreement and in accordance with the terms hereof, from the date hereof through the date of the TV One Closing, the Company agrees that it will operate in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to keep intact the assets, operations and relationships of its business. The Company shall inform the Existing Noteholders immediately about all occurrences which could reasonably be expected to result in a Material Adverse Effect. In addition to, and not in limitation of, the foregoing, the Company hereby covenants and agrees that it shall not, and shall not permit its Restricted Subsidiaries to, without the consent of the Required Noteholders (i) incur Indebtedness, as defined in the Offering Memorandum under the heading "Description of Second Lien Notes," except for Indebtedness which would be permitted under the Second Lien Notes, as described in the Offering Memorandum, if incurred immediately after their issuance or (ii) enter into any agreement for the sale or other disposition of, or sell or dispose of, any assets material to the Company or any of its Restricted Subsidiaries.

(e) <u>No Undisclosed Liabilities; No Material Adverse Effect</u>. Except as set forth on the audited consolidated balance sheet of the Company as of March 31, 2010 (the "*Balance Sheet*"), the Company does not have any liabilities or obligations (whether absolute, accrued, contingent or otherwise, and whether due or to become due), except for liabilities and obligations (i) incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet, (ii) which would not be required to be disclosed in an audited balance sheet (or in the notes thereto) that is prepared in accordance with GAAP, or (iii) which have not had or could not reasonably be expected to have a Material Adverse Effect. Since March 31, 2010, there has been no change to the business, financial position, earnings or results of operations of the Company and its subsidiaries, taken as a whole, from that reflected in the audited consolidated balance sheet of the Company and related statements of operations, stockholders' equity and cash flows for the year ended March 31, 2010 that has had or could reasonably be expected to result in a Material Adverse Effect.

(f) <u>No Ownership; No Registration</u>. None of the Company or any of its subsidiaries beneficially owns any Existing Notes as of the date hereof and none has entered into any agreement (whether written or oral) to acquire any such Existing Notes or that would otherwise cause any of them to be the beneficial owner of any Existing Notes. Assuming the accuracy of the representations set forth above in <u>Section 5.01</u>, the offer and exchange of the New Notes is not required to be registered under the Securities Act pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and, when issued, such New Notes will be subject to the transfer restrictions of the Securities Act.

(g) <u>Properties</u>.

(i) Each of the Company and its Restricted Subsidiaries has good title to, valid leasehold interests or rights in, all its real and personal property material to its business, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect and except for Liens permitted pursuant to the terms of the Credit Agreement, dated June 13, 2005, by and between Wachovia Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, Credit Suisse, Merrill Lynch, Pierce Fenner & Smith Incorporated and Suntrust Bank, as co-documentation agents, Wachovia Capital Markets, LLC and Banc of America Securities LLC, as joint book managers and lead arrangers and the other lenders thereto (as amended prior to the date hereof, the "*Existing Credit Facility*").

(ii) Each of the Company and its Restricted Subsidiaries owns or possesses adequate right to use all trademarks, tradenames, copyrights, patents and other intellectual property necessary for the conduct of their respective businesses, except as could not reasonably be expected to result in a Material Adverse Effect.

(h) Litigation and Environmental Matters.

(i) There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the knowledge of the Company, threatened against or affecting the Company or any of its Restricted Subsidiaries as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect or that would materially and adversely affect the consummation of the Transactions.

(ii) Except with respect to any matter that could not reasonably be expected to result in a Material Adverse Effect, neither the Company nor any of its Restricted Subsidiaries (A) has failed to comply with any Environmental Law (as defined below) or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (B) has become subject to any Environmental Liability (as defined below), (C) has received notice of any claim with respect to any Environmental Liability or (D) has knowledge of any basis for any Environmental Liability.

(iii) For purposes of this Agreement, the term "***Environmental Law***" shall mean all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any court or governmental or regulatory authority, relating in any way to the protection of the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material (defined below) or to the effect of the environment on human health.

(iv) For purposes of this Agreement, the term "***Environmental Liability***" shall mean any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Company or any subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

(v) For purposes of this Agreement, the term "***Hazardous Materials***" shall mean all explosive or radioactive substances or wastes and all hazardous or toxic substances, chemicals, contaminants, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

(i) Compliance with Laws and Agreements. Each of the Company and its subsidiaries is in compliance with all laws, rules and regulations applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to be in compliance could not reasonably be expected to result in a Material Adverse Effect.

(j) <u>Investment and Holding Company Status</u>. Neither the Company nor any of its subsidiaries is, or after receipt of payment of the New Notes will be, an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

(k) <u>Taxes</u>. Each of the Company and its Restricted Subsidiaries has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, except (a) taxes that are being contested in good faith by appropriate proceedings and for which the Company or such Restricted Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP (as defined below) or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect. There are no liens or encumbrances for taxes (except for statutory liens for taxes that have not become due) on the assets of the Company or any of the subsidiaries.

(l) <u>ERISA</u>.

(i) Except as could not reasonably be expected to result in a Material Adverse Effect, the Company and each ERISA Affiliate (as defined below) has complied in all material respects with the Employee Retirement Income Security Act of 1974, as amended from time to time, ("***ERISA***") and where applicable, the Internal Revenue Code of 1986, as amended from time to time, (the "***Code***").

(ii) Except as could not reasonably be expected to result in a Material Adverse Effect, each employee pension benefit plan, as defined in Section 3(2) of ERISA, ("***Plan***"), other than any multiemployer plan as defined in Section 4001(a) of ERISA (a "***Multiemployer Plan***"), is and has been, maintained in substantial compliance with ERISA and, where applicable, the Code.

(iii) Except as could not reasonably be expected to result in a material liability to the Company, each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or opinion letter, as applicable, from the Internal Revenue Service or an application for such letter is currently being processed by the Internal Revenue Service, and to the knowledge of the Company and its ERISA Affiliates, nothing has occurred to prevent, or cause the loss of, such qualification.

(iv) Except as could not reasonably be expected to result in a Material Adverse Effect, no liability to the Pension Benefit Guaranty Corporation (other than for the payment of current premiums which are not past due) or the Internal Revenue Service by the Company or any ERISA Affiliate has been or is expected by the Company or any ERISA Affiliate to be incurred with respect to any Plan.

(v) Except as could not reasonably be expected to result in a Material Adverse Effect, there are no actions, suits or claims pending (other than for routine benefits) against the Company, any ERISA Affiliate or a Plan, or with respect to a Plan asset.

(vi) No ERISA Event (as defined below) has occurred or is reasonably expected to occur with respect to any Plan that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.

(vii) Except as could not reasonably be expected to result in a Material Adverse Effect, full payment when due has been made of all amounts which the Company or any ERISA Affiliate is required under the terms of each Plan or applicable law to have paid as contributions to such Plan as of the date hereof, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to any Plan.

(viii) Neither the Company nor, for the purposes of (i) and (ii) below, any ERISA Affiliate sponsors, maintains or contributes to, or has at any time in the six-year period preceding the date hereof sponsored, maintained or contributed to, any (i) Plan that is subject to Title IV of ERISA, (ii) Multiemployer Plan, (iii) or any broad based plan that provides post-retirement health benefits (other than those required by Section 601 of ERISA or Section 4980B of the Code).

(ix) For purposes of this Agreement, the term "***ERISA Affiliate***" means any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

(x) For purposes of this Agreement, an "***ERISA Event***" means, with respect to the Company or any subsidiary, (a) any "reportable event", as defined in Section 4043(c) of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived); (b) the existence with respect to any Plan of an "accumulated funding deficiency" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the failure to make by its due date a required installment under Section 412(m) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (e) the incurrence by the Company or an ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan; (f) the withdrawal of the Company or any ERISA Affiliate from a Plan during a plan year in which it was a "substantial employer" as defined in section 4001(a)(2) of ERISA; (g) the filing of a notice of intent to terminate a Plan or the treatment of a Plan amendment as a termination under Section 4041 of ERISA; (h) the receipt by the Company or any ERISA Affiliate from the Pension Benefit Guaranty Corporation or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (i) the incurrence by the Company or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (j) the receipt by the Company or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Company or any ERISA Affiliate of any notice, concerning the imposition of to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; (k) the "substantial cessation of operations" within the meaning of Section 4062 (e) of ERISA with respect to a Plan; (l) any other event or condition which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (m) the making of any amendment to any Plan which would result in the imposition of a lien or the posting of a bond or other security; or (n) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to result in liability to the Company or any ERISA Affiliate.

(m) <u>Disclosure</u>. The Offering Memorandum, as of its date, did not contain and, as amended or supplemented prior to the Expiration Time, if applicable, will not, as of the Early Settlement Time, Early Settlement Date and the Expiration Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Since January 1, 2008, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act (all of the foregoing filed prior to the date hereof or prior to the date of the TV One Closing, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein are hereinafter collectively referred to as the "***SEC Documents***"). As of their respective dates, the SEC Documents filed prior to the date of this Agreement complied, and each SEC Document filed after the date hereof and prior to the TV One Closing will comply, in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and the SEC Documents filed prior to the date hereof did not at the time they were filed with the SEC, and each SEC document filed subsequent to the date hereof and prior to the TV One Closing will not at the time of filing with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included or to be included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("***GAAP***"), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements), and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). The Company will not disclose any material non-public information to any Existing Noteholder after the date hereof, and the Company confirms that as of the date hereof, it has not disclosed to any Existing Noteholder any material information that is not included in the Offering Memorandum (in the form attached hereto) and any material non-public information included in the Offering Memorandum will be filed with the Securities and Exchange Commission prior to or simultaneously with the launch of the Offers.

(n) <u>Possession of Necessary Authorizations</u>.

(i) Each of the Company and the Restricted Subsidiaries possesses all Necessary Authorizations (as defined below) (or rights thereto) used or to be used in its business as presently conducted or necessary to permit it to own its properties and to conduct its business as presently conducted except to the extent the failure to so possess could not reasonably be expected to have a Material Adverse Effect, free and clear of all Liens other than those permitted under the Existing Credit Facility.

(ii) None of the Company or any of the Restricted Subsidiaries is in violation of any Necessary Authorization, and no event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any Necessary Authorization or right, except to the extent such violation, event, revocation or termination could not reasonably be expected to have a Material Adverse Effect. The Necessary Authorizations for the radio stations operated to broadcast commercial radio programming over radio signals within a specified geographic area (each a "***Station***") owned by the Company or any of its Restricted Subsidiaries are valid and in full force and effect and are unimpaired by any act, omission or condition, in each case, except as could not reasonably be expected to have a Material Adverse Effect.

(iii) The Company and the Restricted Subsidiaries have timely filed all applications for renewal or extension of all Necessary Authorizations, except to the extent that the failure to so file could not reasonably be expected to have a Material Adverse Effect.

(iv) Except for actions or proceedings (a) affecting the broadcasting or media industries generally or (b) which could not reasonably be expected to have a Material Adverse Effect, no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, orders to show cause, complaint or proceeding is pending or, to the knowledge of the Company, threatened before the FCC or any other forum or agency with respect to any of the Company or the Restricted Subsidiaries or any of their Stations or seeking to revoke, cancel, suspend or modify any of the Necessary Authorizations.

(v) To the Company's knowledge there is no fact that is reasonably likely to result in the denial of an application for renewal, or the revocation, modification, nonrenewal or suspension of any of the Necessary Authorizations, or the issuance of a cease-and-desist order, or the imposition of any administrative or judicial sanction with respect to any Stations owned by the Company or any Restricted Subsidiary, which could reasonably be expected to have a Material Adverse Effect.

(vi) For purposes of this Agreement, "***Necessary Authorization***" means any license, consent or order from, or any filing, recording or registration with, any governmental authority (including, without limitation, the FCC) necessary to the conduct of any of the Company or the Restricted Subsidiaries' business or for the ownership, maintenance and operation by any of the Company or the Restricted Subsidiaries of their respective Stations and other properties or to the performance by any of the Company or the Restricted Subsidiaries of their respective obligations under any time brokerage agreement, local marketing agreement, local market affiliation agreement, joint sales agreement, joint operating agreement or joint operating venture for the operation of a Station or related or similar agreements entered into, directly or indirectly, to which it is a party.

(o) <u>License Subsidiaries</u>. All radio broadcast service, community antenna relay service, broadcast auxiliary license, earth station registration, business radio, microwave or special safety radio service license issued by the FCC pursuant to the Communications Act of 1934 as amended from time to time (each an "***FCC License***") and other authorizations issued by the FCC relating to the Company and the Restricted Subsidiaries' Stations (with the exception, prior to the closing of the TV One Acquisition, of TV One's Stations) are held by a wholly owned Restricted Subsidiary of the Company organized by the Company for the sole purpose of holding FCC Licenses, other Necessary Authorizations, and certain operating agreements and other assets incidental thereto (each a "***License Subsidiary***"). No License Subsidiary (i) owns or holds any assets (including the ownership of stock or any other interest in any entity) other than operating agreements and FCC Licenses and all other filings, recordings and registrations with, and all validations or exemptions, approvals, orders, authorizations, consents, licenses, certificates and permits from, the FCC and other governmental authorities ("***Authorizations***") issued by the FCC related to such Stations, (ii) is engaged in any business other than the holding, acquisition and maintenance of FCC Licenses and other Authorizations issued by the FCC, (iii) has any investments in any other entity other than the Company or a subsidiary of the Company or (iv) owes any indebtedness (other than guarantees of the 2011 Notes and the 2013 Notes and the obligations under the Existing Credit Facility) to any person or entity other than the Company or a Restricted Subsidiary (or Guarantor under the Existing Indentures, in the case of those subsidiaries that were permitted to become Restricted Subsidiaries of the Existing Notes under the Existing Credit Facility pursuant to the Third Amendment thereto). ROCH (i) neither owns nor holds any assets (including the ownership of stock or any other interest in any entity) other than the Company's interests in TV One, (ii) is engaged in no business other than the holding of the Company's interests in TV One, and (iii) owes no indebtedness for borrowed money (other than as described in the parenthetical in clause (iv) above).

(p) <u>Capital Stock Matters; Subsidiaries</u>. There are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees, independent contractors or directors and directors' qualifying shares) of any nature relating to, or equity or debt securities convertible into or exchangeable for, any capital stock of the Company (to the extent such subscriptions, options, warrants, calls, rights or other agreements or commitments are offered by the Company) or any Restricted Subsidiary, except as created by the Existing Credit Facility and the documents related thereto. The Company does not own any equity interest in or control, directly or indirectly, any corporation, association or other entity other than those listed on <u>Schedule 2</u> hereto.

(q) <u>Use of Proceeds</u>. The proceeds of the TV One Financing shall be used only to provide the necessary funds for the TV One Acquisition, the payment of fees and expenses in connection therewith and the Offers, and general corporate purposes. The Company is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System of the United States), or extending credit for the purpose of purchasing or carrying margin stock. Following the application of the proceeds of the Second Lien Notes, not more than 25% of the value of assets (either of the Company only or of the Company and its subsidiaries on a consolidated basis) subject to the limitations on asset sales and indebtedness in the Second Lien Notes Indenture or subject to any restriction contained in any agreement or instrument between the Company and any Existing Noteholder or any affiliate of any Existing Noteholder relating to indebtedness will be margin stock.

(r) <u>Solvency</u>. Each of the Company and the Restricted Subsidiaries will be, after giving effect to the Transactions, Solvent. As used herein, the term "***Solvent***" means, with respect to the Company and the Restricted Subsidiaries, taken as a whole, on a particular date, that on such date: (i) the fair market value of their assets (calculated on a going concern basis) is greater than the total amount of their liabilities (including contingent liabilities); (ii) they are able to realize upon their assets and pay their debts and other liabilities, including contingent obligations, as they mature; and (iii) they do not have unreasonably small capital.

(s) Insurance. Each of the Company and its Restricted Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which it is engaged; and none of the Company or any of its Restricted Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other material expenditures will have to be made in order to continue such insurance.

(t) Fees. The aggregate amount of all up-front, arrangement, underwriting and similar fees and other one-time fees (excluding any original issue discount (or one-time fees payable or paid in lieu thereof) and/or professional fees or expenses) payable to the lenders party to the New Senior Credit Facility upon the consummation of the transactions contemplated by such agreement shall not exceed $7,000,000 in the aggregate.

6. Miscellaneous Matters.

Section 6.01 Specific Performance. It is understood and agreed by each of the parties hereto that money damages would not be a sufficient remedy for any material breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance and injunctive relief or other equitable relief as a remedy for any such breach. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Agreement.

Section 6.02 Entire Agreement and Severability. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, including without limitation the confidentiality agreements executed by each of the Existing Noteholders in connection with these discussions (which shall be deemed terminated upon the commencement of the Offers) other than the prior written agreements of the Company to pay certain fees and expenses of the Existing Noteholders' professionals. If any provision of this Agreement or the application of any such provision to any person, entity or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein and there had been contained herein instead such valid, legal and enforceable provisions as would most nearly accomplish the intent and purpose of such invalid, illegal or unenforceable provision.

Section 6.03 Amendments. This Agreement may not be amended except by an instrument in writing signed by the Company and each Existing Noteholder.

Section 6.04 Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except as permitted in Section 1.02 and Section 2.03(b), none of the parties hereto may assign any of their rights and obligations under this Agreement without the prior written consent of the other parties.

Section 6.05 Third Party Beneficiaries. The parties intend that there shall be no third party beneficiaries of or to this Agreement, and nothing in this Agreement, express or implied, shall give to any person or entity, other than the parties hereto or any successor, any benefit or any legal or equitable right, remedy, or claim under this Agreement.

Section 6.06 <u>Notices</u>. Any notice required or desired to be served, given or delivered under this Agreement shall be in writing, and shall be deemed to have been validly served, given or delivered to the person set forth below (a) if sent by registered or certified mail in the United States, return receipt requested, upon actual receipt; (b) if sent by reputable overnight air courier (such as United Parcel Service or Federal Express), one (1) business day after being so sent; (c) if sent by telecopy or facsimile transmission (and receipt is confirmed), when transmitted at or before 5:00 p.m. local time at the location of receipt on a business day, and if received after 5:00 p.m. or on a day other than a business day, on the next following business day, but only if also sent by reputable overnight air courier within one (1) business day following transmission; or (d) if otherwise actually personally delivered, when so delivered, in the case of any of the preceding clauses, as follows:

(a)　　if to the Company, to:

Radio One, Inc.

5900 Princess Garden Parkway, 5th Floor

Lanham, MD 20706

Attention:　　Kristopher Simpson

Facsimile:　　(301) 306-9638

with a copy to:

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, IL 60654

Attention:　　Dennis M. Myers, P.C.

Kevin L. Morris

Facsimile:　　(312) 862-2200

(b)　　if to the Existing Noteholders, to:

the Existing Noteholders at the addresses set forth on the signature pages hereto or as otherwise provided in writing to the Company.

with a copy to:

Vinson & Elkins L.L.P.

666 Fifth Avenue, 26th Floor

New York, NY 10103-0040

Attention:　　Jane Vris

Facsimile:　　(917) 849-5387

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

Section 6.07 <u>Headings</u>. The headings of this Agreement are for reference only and shall not limit or otherwise affect the meaning hereof.

Section 6.08 <u>Confidentiality</u>. The Existing Noteholders and the Company agree to maintain the confidentiality of the identity and commitment of the Existing Noteholders; <u>provided</u>, <u>however</u>, that such information may be disclosed: (a) to the Company's respective directors, trustees, executives, officers, auditors, and employees and financial and legal advisors or other agents, on a need to know basis, (collectively referred to herein as the "***Representatives***" and individually as a "***Representative***") and (b) to parties in response to, and to the extent required by, (i) any subpoena, or other legal or regulatory process, or (ii) any governmental entity. If the Company or its Representatives receive a subpoena or other legal or regulatory process as referred to in clause (b)(i) above, then the Company shall provide the Existing Noteholders with prompt written notice of any such request or requirement, to the extent permissible and practicable under the circumstances, so that the Existing Noteholders may (at the Company's expense) seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement.

Notwithstanding the provisions in this section, the Company may disclose the existence of and nature of commitment evidenced by this Agreement in any public disclosure or filing (including, without limitation, press releases, Exchange Act filings and the court materials) produced by the Company at the discretion of the Company, provided that in the context of any such public disclosure, with respect to commitment amounts, only the aggregate commitment amount ($100 million) may be disclosed. Notwithstanding the foregoing, nothing in this Agreement shall obligate the Company to make any public disclosure of this Agreement.

Section 6.09 <u>Governing Law; Jurisdiction; Waiver of Jury Trial</u>.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to internal conflicts of law principles that may apply to this Agreement in any other jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from either thereof, but solely in any action or proceedings arising out of or relating to this Agreement or the Transactions. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the Transaction.

Section 6.10 <u>Several, Not Joint, Obligations</u>. The agreements, representations, liabilities and obligations of the parties under this Agreement are, in all respects, several and not joint.

Section 6.11 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed in facsimile form or in portable document format (pdf).

Section 6.12 <u>Professional Advice Obtained</u>. Each of the parties hereto has received independent legal and professional advice from advisors of its choice with respect to the provisions hereof and the advisability of entering into the agreements set forth herein. Prior to the execution hereof, each of the parties hereto and their applicable advisors reviewed this Agreement and the Exhibits hereto.

Section 6.13 <u>Further Assurances</u>. The parties hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby in accordance with the terms and conditions hereof.

Section 6.14 <u>Costs, Fees and Expenses; Indemnification; Limitation on Damages</u>.

(a) In consideration of the Existing Noteholders' Backstop Commitment, the Company agrees to pay and reimburse the Existing Noteholders for the reasonable, documented out-of-pocket fees, costs and expenses of their advisors on the terms previously agreed to by the Company in writing regardless of whether all or any part of the Transactions are consummated, except to the extent provided otherwise in such terms previously agreed to by the Company.

(b) The Company agrees to indemnify and hold harmless each Existing Noteholder, and each of its affiliates and each of its and its affiliates' respective officers, directors, partners, shareholders, members, trustees, controlling persons, employees, agents, advisors, attorneys and representatives (each, an "***Indemnified Party***") from and against any and all reasonable, documented out-of-pocket costs and expenses (including, without limitation, reasonable and documented fees and disbursements of outside counsel), that may be incurred by any Indemnified Party in defending any claims by any third party (it being understood that claims asserted on behalf of the Company or its estate or by any successor or assign, whether through a litigation trust or similar vehicle, a trustee, a committee or other parties, are considered third parties for this section) arising out of or in connection with or relating to this Agreement, or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Party is a party thereto, and shall reimburse each Indemnified Party upon demand for all reasonable and documented out-of-pocket legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any third party lawsuit, investigation, claim or other proceeding relating to any of the foregoing (but also including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein), irrespective of whether the transactions contemplated hereby are consummated, except to the extent (i) such cost or expense arises in connection with or as a result of any dispute, disagreement, claim, litigation, investigation or proceeding between or among the Existing Noteholders or the Existing Noteholders and the Company or any of its affiliates (other than in connection with the enforcement of the indemnification obligations set forth herein) or (ii) such cost or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from an Indemnified Party's bad faith, gross negligence or willful misconduct or from such Indemnified Party's breach of this Agreement; <u>provided</u>, that the Company shall not have to reimburse the legal fees and expenses of more than one outside counsel (and any local counsel) for all Indemnified Persons with respect to any specific matter for which indemnification is sought unless, as reasonably determined by any such Indemnified Person's counsel, representation of all such Indemnified Persons would create an actual or potential conflict of interest.

(c) Neither the Company nor any of its affiliates shall have any liability for any settlement of any lawsuit, claim or other proceeding arising out of this Agreement or the transactions contemplated hereby if such settlement is entered into without the prior written consent of the Company, not to be unreasonably withheld.

Section 6.15 <u>Construction</u>. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. As used herein, "knowledge of the Company" and the "Company's knowledge" means the actual knowledge of Peter Thompson and Kristopher Simpson.

Section 6.16 <u>Time of Essence</u>. Time is of the essence with respect to all provisions of this Agreement.

* * * * *

20

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

RADIO ONE, INC.

By:
Name:
Its:

21

Capital Research and Management Company, for and on behalf of certain funds it manages (such funds collectively, the "Capital Research Entities")

By:
Name:
Its:

Address:

Capital Research and Management Company
11100 Santa Monica Blvd., 18th floor
Los Angeles, CA 90025
Phone: (310) 996-6183 or (213) 486-9652
Fax: (310) 996-6592 or (213) 615-0430
E-mail: kaas@capgroup.com
with a copy to: knn@capgroup.com
Attn: Kelly Swanson or Kristine Nishiyama

Franklin Templeton Investment Funds - Franklin High Yield Fund (a "Franklin Entity")

By:
Name:
Its:

Franklin Templeton Investment Funds - Templeton Global High Yield Fund (a "Franklin Entity")

By:
Name:
Its:

Franklin Institutional Global High Yield (a "Franklin Entity")

By:
Name:
Its:

Franklin Templeton Investment Funds - Templeton Global Income Fund (a "Franklin Entity")

By:
Name:
Its:

Franklin Templeton Investment Funds - Templeton Global Total Return Fund (a "Franklin Entity")

By:
Name:
Its:

Franklin Templeton Investment Funds - Franklin Strategic Income Fund (a "Franklin Entity")

By:
Name:
Its:

Franklin Templeton Limited Duration Income Trust (a "Franklin Entity")

By:
Name:
Its:

Franklin High Income Trust - High Income Fund (a "Franklin Entity")

By:
Name:
Its:

Franklin Universal Trust (a "Franklin Entity")

By:
Name:
Its:

Franklin Strategic Income Fund (a "Franklin Entity")

By:
Name:
Its:

Templeton Global Investment Trust - Templeton Income Fund (a "Franklin Entity")

By:
Name:
Its:

Templeton Income Fund (a "Franklin Entity")

By:
Name:
Its:

Franklin Advisers, Inc. (Separate Account) (a "Franklin Entity")

By:
Name:
Its:
Franklin Strategic Income Fund (a "Franklin Entity")

By:
Name:
Its:
Franklin High Income Fund (a "Franklin Entity")

By:
Name:
Its:
Franklin Templeton Variable Insurance Product Trust - High Income Fund (a "Franklin Entity")

By:
Name:
Its:
Franklin Templeton Variable Insurance Product Trust - Franklin Strategic Income Securities Fund (a "Franklin Entity")

By:
Name:
Its:
American Beacon Funds-High Yield Bond Fund   (a "Franklin Entity")

By:
Name:
Its:
FT Opportunistic Distressed Fund, Ltd. (a "Franklin Entity")

By:
Name:
Its:
Franklin Templeton Global Multisector Plus (Master) Fund Ltd   (a "Franklin Entity" and collectively with each other Franklin Entity, the "Franklin Entities")

By:
Name:
Its:

Address:

Franklin Advisers, Inc.
One Franklin Parkway, Bldg. 970, 1st Floor
San Mateo, CA 94403
Phone: (800) 632-2350 ext. 53516
Fax: (916) 463-3516
E-mail: kchan@frk.com
Attn: Kristine Chan

New York Life Investment Management LLC, as investment manager for certain managed funds and accounts (such funds and accounts collectively, the "New York Life Entities")

By:
Name:
Its:

Address:

New York Life Investment Management LLC
Office of General Counsel – 10th Floor
51 Madison Avenue
New York, NY 10010
Phone: (212) 576-8079
Fax: (212) 576-8340
E-mail: Maureen_cronin@nylim.com
Attn: Maureen Cronin

24

Oaktree Capital Management, L.P., on behalf of itself solely for purposes of making the representations and warranties in <u>Section 5.01(a)</u>, <u>Section 5.01(b)</u>, <u>Section 5.01(d)</u>, and <u>Section 5.01(e)</u>, and for all other purposes on behalf of certain funds and/or accounts that it manages and/or advises (such funds and/or accounts collectively, the "Oaktree Entities")

By:
Name:
Its:

By:
Name:
Its:

Address:

Oaktree Capital Management, L.P.
333 S. Grand Avenue, 28th Floor
Los Angeles, CA 90071
Phone: (213) 830-6217
Fax: (213) 830-6291
E-mail: vpark@oaktreecapital.com
Attn: Victoria Park

25

Stone Harbor Investment Partners LP, on behalf of itself solely for purposes of making the representations and warranties in <u>Section 5.01(a)</u>, <u>Section 5.01(b)</u>, <u>Section 5.01(d)</u>, and <u>Section 5.01(e)</u>, and for all other purposes as agent for and on behalf of certain managed funds and accounts (such funds and accounts collectively, the "Stone Harbor Entities")

By:
Name:
Its:

Address:

Stone Harbor Investment Partners LP
31 West 52nd Street, 16th Floor
New York, NY 10019
Phone: (212) 548-1028
Fax: (212) 548-1222
E-mail: agiordano@shiplp.com
with a copy to fcalicchio@shiplp.com
Attn: Alberto Giordano

DEUTSCHE BANK TRUST COMPANY AMERICAS
DEUTSCHE BANK SECURITIES INC.
60 Wall Street
New York, New York 10005

June 16, 2010

Radio One, Inc.
5900 Princess Garden Parkway
7th Floor
Lanham, Maryland
Attention: Alfred Liggins, President and CEO

$400,000,000 Senior Secured Credit Facilities

Commitment Letter

Ladies and Gentlemen:

Reference is made to the Engagement Letter, dated as of May 9, 2010 (the "Engagement Letter"), among Deutsche Bank Trust Company Americas ("DBTCA"), Deutsche Bank Securities Inc. ("DBSI" and, together with DBTCA, collectively, the "Agents", "DB", "we" or "us") and you. This letter agreement (together with the exhibits attached hereto, this "Commitment Letter") amends, restates and replaces in its entirety the Engagement Letter.

You have advised each of DBTCA and DBSI that you intend to consummate the Transaction (such term and each other capitalized term used but not defined herein having the meaning assigned to such term in the Transaction Description attached hereto as Exhibit A or in the Summary of Terms referred to below).

1. Commitments.

In connection with the foregoing, (i) DBTCA is pleased to advise you of its commitment to provide the entire principal amount of the Revolving Credit Facility and (ii) DBSI is pleased to advise you of its agreement to use its commercially reasonable efforts to arrange a syndicate of banks, financial institutions and other institutional lenders (together with DBTCA, the "Lenders"), identified by us (and approved by you (such approval not to be unreasonably withheld, delayed or conditioned)) that will participate in the Term Loan Facility, in each case upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and in the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the "Summary of Terms" and, together with Exhibit C hereto, the "Term Sheets").

DBTCA's agreement to provide a commitment hereunder is limited to the Revolving Credit Facility as provided in the preceding paragraph, and neither this Commitment Letter nor the Fee Letter (as defined below) is an express or an implied commitment by, and there shall be no obligation of, DBSI, DBTCA or any of their respective affiliates to provide any financing, or to provide or underwrite or participate in any loans or other financing, under the Term Loan Facility. Any such obligation would be required to be evidenced by a separate commitment letter or other definitive agreement in form and substance satisfactory to DB.

2. Titles and Roles.

You hereby appoint (a) DBSI to act, and DBSI hereby agrees to act, as sole book runner and sole lead arranger (DBSI, in such capacity, the "Lead Arranger"), in each case for the Senior Secured Credit Facilities and (b) DBTCA to act, and DBTCA hereby agrees to act, as sole administrative agent and collateral agent for the Senior Secured Credit Facilities (the "Administrative Agent"), in each case upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. Each of DBSI and DBTCA will perform the duties and exercise the authority customarily performed and exercised by it in the foregoing roles.

In connection with the syndication of the Term Loan Facility, the Lead Arranger shall have the right (subject to your prior approval (not to be unreasonably withheld, delayed or conditioned)) to award one or more of the roles or titles described above, or such other titles as may be determined by the Lead Arranger, to one or more other Lenders or affiliates thereof, in each case as determined by the Lead Arranger in its reasonable discretion. You agree that, except as contemplated above, no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter, the Fee Letter and the Credit Documentation) will be paid in connection with the Senior Secured Credit Facilities, unless you and we shall so agree.

3. Syndication.

We intend to commence our syndication efforts with respect to the Term Loan Facility promptly upon your execution and delivery to us of this Commitment Letter and the Fee Letter. All aspects of the syndication of the Term Loan Facility, including, without limitation, timing, potential syndicate members to be approached, titles, allocations and division of fees, shall be determined by (and coordinated exclusively through) the Lead Arranger, subject to your approval rights as described in Sections 1 and 2 of this Commitment Letter above. You agree to use commercially reasonable efforts to actively assist us in completing a syndication of the Term Loan Facility that is reasonably satisfactory to us. Such assistance shall include (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit from your existing lending and investment banking relationships, (b) direct contact between your senior management, representatives and advisors, on the one hand, and the proposed Lenders and rating agencies identified by the Lead Arranger, on the other hand, at mutually convenient times and places reasonably requested by the Lead Arranger (which may be via teleconference), (c) your assistance in the prompt preparation of a Confidential Information Memorandum for the Term Loan Facility and other customary marketing materials and information reasonably deemed necessary by the Lead Arranger to complete a successful syndication (collectively, the "Information Materials") for delivery to potential syndicate members and participants, including, without limitation, financial estimates, forecasts, projections and other forward-looking financial information regarding the future performance of you and your subsidiaries (collectively, the "Projections"), (d) the hosting, with the Lead Arranger, of one in-person meeting with prospective Lenders and such other meetings with prospective Lenders at mutually convenient times via teleconference, and (e) your using commercially reasonable efforts to obtain, prior to the launch of the syndication of the Term Loan Facility, public ratings for the Senior Secured Credit Facilities from each of Standard & Poor's Ratings Services ("S&P") and Moody's Investors Service, Inc. ("Moody's") and a public corporate credit rating of the Borrower from S&P and a public corporate family rating of the Borrower from Moody's. You further agree, at the request of the Lead Arranger, to promptly assist in the preparation of a version of Confidential Information Memoranda and other marketing materials and presentations to be used in connection with the syndication of the Term Loan Facility, consisting exclusively of information and documentation that is either (i) of a type that is publicly available from you as a public reporting company or (ii) not material with respect to you or your subsidiaries or any of your securities for purposes of foreign, United States Federal and state securities laws (all such information and documentation being "Public Lender Information" and with any information and documentation that is not Public Lender Information being referred to herein as "Private Lender Information"). Notwithstanding anything to the contrary contained herein, we shall not assign all or any portion of our commitment to provide the Revolving Credit Facility (except to our affiliates) at any time on or prior to the Closing Date.

It is understood that in connection with your assistance described above, customary authorization letters will be included in any Information Materials that authorize the distribution thereof to prospective Lenders, represent that the additional version of the Information Materials does not include any Private Lender Information (other than information about the Transaction or the Senior Secured Credit Facilities) and exculpate us and you with respect to any liability related to the use of the contents of the Information Materials or related offering and marketing materials by the recipients thereof. Before distribution of any Information Materials, you agree to identify that portion of the Information Materials that may be distributed to the public-side Lenders in a manner acceptable to the Lead Arranger. By marking Information Materials as "PUBLIC", you shall be deemed to have authorized the Agents and the proposed Lenders to treat such Information Materials as not containing any Private Lender Information (it being understood that you shall not be under any obligation to mark the Information Materials "PUBLIC"). You agree that, unless expressly identified as "Public Lender Information", each document to be disseminated by the Lead Arranger (or any other Agent) to any Lender in connection with the Senior Secured Credit Facilities will be deemed to contain Private Lender Information.

You acknowledge that the following documents will contain solely Public Lender Information (unless you notify us promptly that any such document contains Private Lender Information): (a) drafts and final definitive documentation with respect to the Senior Secured Credit Facilities; (b) administrative materials prepared by the Lead Arranger for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda); and (c) notifications of changes in the terms and conditions of the Senior Secured Credit Facilities. It is understood and agreed that each other document to be disseminated by us to any Lender in connection with the Senior Secured Credit Facilities will contain Private Lender Information unless it is expressly identified by you as containing solely Public Lender Information.

4. Information.

You represent, warrant and covenant that (a) (i) no written information which has been or is hereafter furnished by you or on your behalf in connection with the transactions contemplated hereby (other than the Projections, budgets, forward-looking statements and general market data) and (ii) no other written information given at information meetings for potential syndicate members and supplied or approved by you or on your behalf prior to such information meetings (other than the Projections, budgets, forward-looking statements and general market data) (such written information being referred to herein collectively as the "Information") taken as a whole contained (or, in the case of Information furnished after the date hereof, will contain), as of the time it was (or hereafter is) furnished (as supplemented and updated), any material misstatement of fact or omitted (or will omit) as of such time to state any material fact necessary to make the statements therein taken as a whole not materially misleading, in the light of the circumstances under which they were (or hereafter are) made and (b) the Projections that have been or will be made available to the Lead Arranger by you or any of your representatives have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time such Projections are made available to the Lead Arranger, it being recognized by the Lenders that such Projections are not to be viewed as facts or as a guarantee of performance or achievement of any particular results and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized. You agree that if at any time prior to the Closing Date any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations and warranties were being made, at such time, then you will promptly upon obtaining knowledge thereof supplement the Information and the Projections so that such representations will be correct in all material respects under those circumstances. You understand that, in arranging and syndicating the Term Loan Facility, we will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof.

5. Conditions Precedent.

DBTCA's commitment hereunder, and each Agent's agreement to perform the services described herein, are subject to (a) there not occurring or becoming known to any Agent any event, change, condition, occurrence or circumstance which, either individually or in the aggregate, has had, or could reasonably be expected to have, a material adverse effect on (i) the Transaction, (ii) the property, assets, business, operations, liabilities or condition (financial or otherwise) of you and your subsidiaries taken as a whole since December 31, 2009 or (iii) the rights or remedies of the Lenders or the ability of you and your subsidiaries to perform your and their obligations to the Lenders under the Senior Secured Credit Facilities (each, a "Material Adverse Effect"); (b) each Agent's reasonable satisfaction that prior to the Closing Date, there shall be no announcement, offering, placement or arrangement of any debt securities or commercial bank or other senior secured credit facilities (including refinancings and renewals of debt but excluding the Senior Secured Credit Facilities, the Second-Lien Grid Notes, the Unsecured Grid Notes issued in connection with the Exchange and indebtedness under the Existing Credit Facilities incurred for working capital and other ordinary course purposes) by or on behalf of you or any of your subsidiaries which would, in the reasonable judgment of the Lead Arranger, be expected to materially impair the syndication of the Term Loan Facility; (c) your compliance in all material respects with the terms of this Commitment Letter and the Fee Letter, dated as of the date hereof, by and between you and DB (the "Fee Letter"); (d) your having obtained commitments from a syndicate of Lenders for approximately the entire amount of the Term Loan Facility (i.e., $350.0 million) on the terms contemplated by this Commitment Letter; and (e) the other conditions set forth or referred to herein and in the Term Sheets (including Exhibit C hereto).

6. Fees.

As consideration for DBTCA's commitment hereunder, and each Agent's agreement to perform the services described herein, you agree to pay to each Agent the fees to which such Agent is entitled as set forth in this Commitment Letter and in the Fee Letter.

7. Expenses; Indemnification.

To induce each Agent to issue this Commitment Letter and the Fee Letter and to proceed with the Credit Documentation, you hereby agree that all reasonable out-of-pocket fees and expenses (including the reasonable fees and expenses of one primary counsel, one local counsel in each relevant jurisdiction and one regulatory counsel) of each Agent and its respective affiliates arising in connection with the Senior Secured Credit Facilities and the preparation, negotiation, execution, delivery and enforcement of this Commitment Letter, the Fee Letter and the Credit Documentation (including in connection with our due diligence and syndication) shall be for your account (and that you shall from time to time promptly after receipt of a reasonably detailed invoice) from any Agent reimburse such Agent and its respective affiliates for all such reasonable out-of-pocket fees and expenses paid or incurred by them), whether or not the Transaction is consummated or the Senior Secured Credit Facilities are made available or the Credit Documentation is executed. You further agree to indemnify and hold harmless each Agent, each other agent or co-agent (if any) designated by the Lead Arranger with respect to the Senior Secured Credit Facilities (each, a "Co-Agent"), each Lender (including in any event DBTCA) and their respective affiliates and each director, officer, employee, representative, advisor and agent of the foregoing (each, an "Indemnified Person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any Agent, any Co-Agent, any Lender, or any other such Indemnified Person as a result of or arising out of or in any way related to or resulting from the Transaction, this Commitment Letter or the Fee Letter and, promptly after receipt of a written request together with documentation reasonably supporting such request, to pay and reimburse each Agent, each Co-Agent, each Lender, and each other Indemnified Person for any reasonable legal (including the reasonable fees and out-of-pocket expenses of one primary counsel, one local counsel in each relevant jurisdiction and, solely in the case of an actual conflict of interest, one additional counsel in each applicable jurisdiction to the affected Indemnified Persons, taken as a whole) or other reasonable out-of-pocket expenses paid or incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not any Agent, any Co-Agent, any Lender, or any other such Indemnified Person is a party to any action or proceeding out of which any such reasonable out-of-pocket expenses arise or such matter is initiated by a third party or by you or any of your affiliates) (any of the foregoing, a "Proceeding"); provided, however, that you shall not have to indemnify any Indemnified Person against any loss, claim, damage, expense or liability to the extent same resulted from (i) the gross negligence, bad faith or willful misconduct of such Indemnified Person, its affiliates or any of their respective officers, directors, employees, agents and controlling persons, (ii) any material breach of the obligations of such Indemnified Person under this Commitment Letter or the Fee Letter (in the case of each of preceding clauses (i) and (ii), as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (iii) any dispute solely among Indemnified Persons other than (x) claims against DB in its capacity as an agent or arranger or any similar role under the Senior Secured Credit Facilities and (y) any claims arising out of any act or omission of you or any of your affiliates. You have no obligation to reimburse any Indemnified Person for fees and expenses unless such Indemnified Person provides to you an undertaking in which such Indemnified Person agrees to refund and return any and all amounts paid by you to such Indemnified Person to the extent any of the foregoing items in clauses (i) through (iii) occurs.

You shall not be liable for any settlement of any claims effected without your written consent (which consent shall not be unreasonably withheld, delayed or conditioned), but if settled with your written consent or if there is a final judgment against an Indemnified Person with respect to any such Proceedings, you agree to indemnify and hold harmless each Indemnified Person from and against all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with the terms of the preceding paragraph.

Neither any Agent nor any other Indemnified Person shall be responsible or liable to you or any other person or entity for (x) any determination made by it pursuant to this Commitment Letter or the Fee Letter in the absence of gross negligence, bad faith, willful misconduct or material breach of this Commitment Letter or the Fee Letter on the part of such Agent or other Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable judgment), (y) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, in each case in the absence of gross negligence, bad faith, willful misconduct or material breach of this Commitment Letter or the Fee Letter on the part of such Agent or other Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (z) any indirect, special, exemplary, incidental, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Commitment Letter, the Fee Letter or the financing contemplated hereby.

8. Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.

Each Agent reserves the right to employ the services of its affiliates and branches (including, in the case of DB, Deutsche Bank AG) in providing services contemplated by this Commitment Letter and the Fee Letter and to allocate, in whole or in part, to its affiliates certain fees payable to such Agent in such manner as such Agent and its affiliates may agree in their sole discretion. You acknowledge that, subject to applicable law (i) each Agent may share with any of its affiliates, and such affiliates may share with such Agent, any information related to the Transaction, you (and your subsidiaries and affiliates), or any of the matters contemplated hereby and (ii) each Agent and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or your affiliates may have conflicting interests regarding the transactions described herein or otherwise. No Agent will, however, furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or the Fee Letter or its other relationships with you to other companies (other than your affiliates). You also acknowledge that no Agent has any obligation to use in connection with the transactions contemplated by this Commitment Letter or the Fee Letter, or to furnish to you, confidential information obtained by it from other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and us is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter and the Fee Letter, irrespective of whether we or our affiliates have advised or are advising you on other matters, (b) we, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on our part in respect of the transactions contemplated hereby, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter and the Fee Letter, (d) you have been advised that we and our affiliates are engaged in a broad range of transactions that may involve interests that differ from your interests and that we and our affiliates have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (e) you waive, to the fullest extent permitted by applicable law, any claims you may have against us or our affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in respect of the transactions contemplated hereby and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting such a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Additionally, you acknowledge and agree that no Agent or any affiliate thereof is advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction in connection with the Transaction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby, and no Agent or affiliate thereof shall have any responsibility or liability to you with respect thereto.

You further acknowledge that DBSI is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, DBSI or its affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, subject to compliance with applicable law, including federal securities laws, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you and your and their respective subsidiaries and other companies with which you or your subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by DBSI, any of its affiliates or any of their respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

9. Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance shall be disclosed by you to any other person or entity except (a) to your officers, directors, employees, attorneys, accountants and advisors who are directly involved in the consideration of this matter and on a confidential basis or (b) as required by applicable law, order of any court or administrative agency or compulsory legal process or in connection with any pending legal proceeding (in which case you agree, to the extent permitted by applicable law, to inform us promptly thereof) or regulatory review; provided that you may disclose this Commitment Letter and the contents hereof (but you may not disclose the Fee Letter or the contents thereof) (w) to Moody's and S&P, (x) to the lenders party to the Existing Credit Facilities and their advisors on a confidential basis, (y) to the holders of the Existing Notes and their respective advisors who are directly involved in the consideration of the Transaction on a confidential basis and (z) in any public filing, prospectus, offering memorandum, offering circular or other marketing materials required in connection with the Transaction or the financing thereof. The foregoing restrictions with respect to the Commitment Letter (but not, for avoidance of doubt, the Fee Letter or the contents thereof) shall cease to apply after the Credit Documentation shall have been executed and delivered by the parties thereto.

The Agents and their respective affiliates will use all confidential information provided to them or such affiliates by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information; provided that nothing herein shall prevent any Agent from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process (in which case such Agent, to the extent not prohibited by law, agrees to inform you promptly thereof (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority)), (b) upon the request or demand of any regulatory authority having jurisdiction over such Agent or any of its affiliates, (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Agent or any of its affiliates in violation of any confidentiality obligations owing to you or your affiliates, (d) to the extent that such information is received by such Agent from a third party that is not known by such Agent to be subject to confidentiality obligations to you or your affiliates, (e) to such Agent's affiliates and their employees, legal counsel, independent auditors and other experts or agents who are directly involved in the consideration of the Transaction or otherwise need to know such information in connection with the Transaction, and are informed of the confidential nature of such information, in each case on a confidential basis, (f) to potential Lenders or participants who agree (which may be pursuant to customary syndication practice) to be bound by the terms of this paragraph (or language substantially similar to this paragraph), (g) for purposes of establishing a "due diligence" defense under applicable U.S. securities law, (h) solely to the extent that such information is independently developed by such Agent or (i) to the extent you shall have consented to such disclosure in writing. The Agents' obligations under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the Credit Documentation upon the initial funding of the Senior Secured Credit Facilities.

10. Assignments; Etc.

This Commitment Letter and the Fee Letter (and the rights and obligations hereunder and thereunder) shall not be assignable by any party hereto and thereto without the prior written consent of each party hereto and thereto (and any attempted assignment without such consent shall be null and void), are intended to be solely for the benefit of the parties hereto and thereto (and Indemnified Persons), are not intended to confer any benefits upon, or create any rights in favor of, any person or entity other than the parties hereto and thereto (and Indemnified Persons) and may not be relied upon by any person or entity other than you; provided, that DB may assign its rights and obligations hereunder and thereunder to any of its affiliates. Any and all obligations of, and services to be provided by, any Agent hereunder (including, without limitation, the commitment of DBTCA) may be performed, and any and all rights of any Agent hereunder may be exercised, by or through any of its affiliates or branches.

11. Amendments; Governing Law; Etc.

This Commitment Letter and the Fee Letter may not be amended or modified, or any provision hereof or thereof waived, except by an instrument in writing signed by you and each Agent. Each of this Commitment Letter and the Fee Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter or the Fee Letter by facsimile (or other electronic) transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. Section headings used herein and in the Fee Letter are for convenience of reference only, are not part of this Commitment Letter or the Fee Letter, as the case may be, and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter or the Fee Letter, as the case may be. You acknowledge that information and documents relating to the Senior Secured Credit Facilities may be transmitted through Intralinks, the internet, email or similar electronic transmission systems, and that no Agent shall be liable for any damages arising from the use by others of information or documents transmitted in such manner, except to the extent such damages are the result of such Agent's gross negligence, bad faith, willful misconduct or material breach of this Commitment Letter (as determined by a court of competent jurisdiction in a final and non-appealable judgment). Each Agent may, in consultation with you, place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as it may choose, and circulate similar promotional materials, after the Closing Date in the form of a "tombstone" or otherwise describing the names of you and your affiliates (or any of them), and the amount, type and closing date of the transactions contemplated hereby, all at the expense of such Agent. This Commitment Letter and the Fee Letter set forth the entire agreement between the parties hereto as to the matters set forth herein and therein and supersede all prior understandings, whether written or oral, between us with respect to the matters herein and therein. Matters that are not covered or made clear in this Commitment Letter or in Fee Letter are subject to mutual agreement of the parties hereto. **THIS COMMITMENT LETTER AND THE FEE LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF, TO THE EXTENT THAT THE SAME ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION).**

12. Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the County of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined only in such courts located within New York County, provided, however, that each Agent shall be entitled to assert jurisdiction over you and your property in any court in which jurisdiction may be laid over you or your property, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State or Federal court, as the case may be, (c) waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to you at the address above shall be effective service of process against you for any suit, action or proceeding brought in any such court.

13. Waiver of Jury Trial.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, SUIT, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

14. Surviving Provisions.

The provisions of Sections 6, 7, 8, 9, 11, 12, 13 and 14 of this Commitment Letter and the provisions of the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter and the Fee Letter or the commitment of DBTCA hereunder and our agreements to perform the services described herein; provided that (i) your obligations under this Commitment Letter and the Fee Letter, other than those provisions relating to confidentiality and the payment of annual agency fees to the Administrative Agent, shall automatically terminate and be superseded by the definitive documentation relating to the Senior Secured Credit Facilities upon the initial funding thereunder on the Closing Date and the payment of all amounts owing at such time hereunder and under the Fee Letter and (ii) your obligations under Section 1 of the Fee Letter shall automatically terminate upon the termination of DBTCA's commitments and agreements in accordance with the terms of Section 16 hereof and Section 2 of the Fee Letter.

15. PATRIOT Act Notification.

Each Agent hereby notifies you that pursuant to the requirements of the USA PATRIOT Improvement and Reauthorization Act, Pub. L. 109-177 (signed into law March 9, 2009) (as amended from time to time, the "PATRIOT Act"), such Agent is required to obtain, verify and record information that identifies you and any other obligor under the Senior Secured Credit Facilities and any related Credit Documentation, which information includes the name, address, tax identification number and other information regarding you and any other obligor that will allow such Agent to identify you and any other obligor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Agent and each Lender. You hereby acknowledge and agree that the Agents shall be permitted to share any or all such information with the Lenders.

16. Termination and Acceptance.

DBTCA's commitment with respect to the Revolving Credit Facility as set forth above, and each Agent's agreements to perform the services described herein, will automatically terminate (without further action or notice and without further obligation to you) at 5:00 p.m., New York City time, on July 31, 2010, unless on or prior to such time the Transaction has been consummated and the Closing Date has occurred.

If the foregoing correctly sets forth our agreement with you, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on June 21, 2010. The commitment of DBTCA hereunder, and each Agent's agreements to perform the services described herein, will expire automatically (and without further action or notice and without further obligation to you) at such time in the event that we have not received such executed counterparts (which may include delivery via facsimile or electronic transmission) in accordance with the immediately preceding sentence.

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:

DEUTSCHE BANK SECURITIES INC.

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:

Signature Page to Radio One Commitment Letter

Signature Page to Radio One Commitment Letter

Accepted and agreed to as of the date first above written:

RADIO ONE, INC.
By: ____________________________

Name:
Title:

Signature Page to Radio One Commitment Letter

Signature Page to Radio One Commitment Letter

9

Radio One, Inc.

$400,000,000 Senior Secured Credit Facilities

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the commitment letter to which this Exhibit A is attached (the "Commitment Letter"). In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

Radio One, Inc., a Delaware corporation ("you" or the "Borrower"), intends to:

(i) commence an exchange offer and consent solicitation (the "Exchange Offer and Consent Solicitation") prior to the Closing Date (as defined below) with respect to (A) its existing 8.875% senior subordinated notes due 2011 (the "2011 Notes") in an aggregate outstanding principal amount equal to approximately $101.5 million and (B) its existing 6.375% senior subordinated notes due 2013 (the "2013 Notes" and, together with the 2011 Notes, the "Existing Notes") in an aggregate outstanding principal amount equal to approximately $200.0 million, pursuant to which the Borrower shall (x) offer to exchange any and all of the outstanding Existing Notes, subject to the satisfaction of the Minimum Condition (as defined in Exhibit C), for new senior unsecured grid exchange notes due 2017 (the "Unsecured Grid Notes") in an aggregate principal amount of up to approximately $281.5 million, (y) solicit consents to amendments (the "Existing Notes Indenture Amendments") to each indenture relating to the Existing Notes to substantially eliminate the covenants contained therein on terms satisfactory to the Administrative Agent, and (z) concurrently with the consummation of the Refinancing, exchange all of the Existing Notes validly tendered and not withdrawn pursuant to the Exchange Offer and Consent Solicitation for Unsecured Grid Notes, and pay all related premiums, consent fees and accrued and unpaid interest payable in connection therewith (the "Exchange");

(ii) issue senior second-lien secured grid notes in an aggregate principal amount of up to $100.0 million (the "Second-Lien Grid Notes" and, together with the Unsecured Grid Notes, the "Grid Notes") pursuant to the indenture governing the same (the "Second-Lien Grid Note Indenture");

(iii) repay in full all outstandings (and terminate any commitments) (collectively, the "Refinancing") under the Borrower's existing senior secured credit facilities (the "Existing Credit Facilities") in an aggregate principal amount equal to approximately $352.0 million;

(iv) acquire not less than 15.0% and not more than 19.50% of the equity interests of TV One, LLC ("TV One") on the Closing Date pursuant to the Second Amended and Restated Limited Liability Company Operating Agreement of TV One, LLC, dated as of December 28, 2004 (as amended, supplemented or otherwise modified from time to time through the Closing Date, including the modifications or supplements pursuant to any written agreements between Radio One Cable Holdings, Inc. ("ROCH") and any other member or members of TV One as of the Closing Date relating to the Initial TV One Investment (as defined below) and the Agreement, dated May 25, 2010, among ROCH and the DTV Investors (as defined in the Description of Second-Lien Notes) relating to the terms of any acquisitions by ROCH of equity interests of TV One from the DTV Investors, the "TV One LLC Agreement") (the "Initial TV One Investment"); and

(v) enter into the Senior Secured Credit Facilities described below.

The sources of funds needed to (i) effect the Refinancing, (ii) finance the Initial TV One Investment, (iii) pay all fees and expenses incurred in connection with the Transaction referred to below (the "Transaction Costs"), and (iv) provide for the working capital needs and general corporate requirements of the Borrower and its subsidiaries shall be provided solely through:

(i) a $350.0 million "B" term loan facility (the "Term Loan Facility");

(ii) a "super-priority" revolving credit facility in an aggregate principal amount of $50.0 million (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Senior Secured Credit Facilities"), provided that no portion of the Revolving Credit Facility may be utilized to make payments owing to finance the Refinancing or the Initial TV One Investment or to pay Transaction Costs;

(iii) cash proceeds from the issuance of the Second-Lien Grid Notes; and

(iv) to the extent necessary, cash on hand of the Borrower on the Closing Date.

The date on which the Refinancing, the Initial TV One Investment and the Exchange are consummated, and the initial borrowings are made under the Term Loan Facility, is referred to herein as the "Closing Date".

The transactions described above in this Exhibit A are collectively referred to herein as the "Transaction".

Radio One, Inc.

$400,000,000 Senior Secured Credit Facilities

Summary of Principal Terms and Conditions

Capitalized terms used but not defined in this Exhibit B shall have the meanings set forth in the commitment letter to which this Exhibit B is attached (the "Commitment Letter") and in the other Exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit B shall be determined by reference to the context in which it is used.

Borrower:	Radio One, Inc., a Delaware corporation (the "Borrower").
Administrative Agent:	DBTCA will act as sole administrative agent and collateral agent (in such capacities, the "Administrative Agent") for a syndicate of banks, financial institutions and other lenders (together with DBTCA, the "Lenders") and will perform the duties customarily associated with such roles.
Sole Lead Arranger and Book-Running Manager:	DBSI will act as sole lead arranger and sole book-running manager for the Term Loan Facility (as defined below) and will perform the duties customarily associated with such roles (the "Lead Arranger").
Senior Secured Credit Facilities:	A. Term Loan Facility

    1. Amount: "B" term loan facility in an aggregate principal amount of $350.0 million (the "Term Loan Facility").

2. Use of Proceeds: The proceeds of the loans made pursuant to the Term Loan Facility on the Closing Date (the "Term Loans") shall be utilized solely (i) first, to finance, in part, the Refinancing and the Initial TV One Investment and to pay the Transaction Costs and (ii) second, after application pursuant to preceding clause (i) on the Closing Date, for working capital and general corporate purposes, including capital expenditures, permitted investments and Permitted Acquisitions (to be defined on a basis to be mutually agreed).

3. Maturity: The final stated maturity date of the Term Loan Facility shall be the date occurring 91 days prior to the sixth anniversary of the Closing Date (the "Initial Term Loan Maturity Date"); provided that the final stated maturity date shall instead be the date occurring on the seventh anniversary of the Closing Date if no Second-Lien Grid Notes or Permitted Refinancing Indebtedness (to be defined) in respect thereof (other than Permitted Refinancing Indebtedness that does not mature or require any scheduled amortization or payments of principal prior to the date that occurs 7-1/2 years following the Closing Date) in an aggregate outstanding principal amount in excess of $15,000,000 remains outstanding on the last day of the fiscal quarter of the Borrower ended nearest (and prior) to the Initial Term Loan Maturity Date (such final stated maturity date as in effect at any time, as the same may be extended pursuant to the immediately preceding proviso, the "Term Loan Maturity Date").

4. Amortization: (i) During the first 5-1/2 years (or, if the Term Loan Maturity Date is extended as provided above, 6-3/4 years) following the Closing Date, quarterly amortization of the Term Loans shall be required in an amount equal to 0.25% of the initial aggregate principal amount of Term Loans incurred on the Closing Date.

(ii) The remaining aggregate principal amount of Term Loans shall be due and payable in full on the Term Loan Maturity Date.

    5. Availability: Term Loans may only be incurred on the Closing Date. No amount of Term Loans once repaid may be reborrowed.

6. Issuance Price: 99.0%; provided that the discount to par reflected in the issuance price of Term Loans may, at the election of the Lead Arranger, be taken in the form of an upfront fee paid on the Closing Date.

B. Revolving Credit Facility

    1. Amount: "Super-priority" revolving credit facility in an aggregate principal amount of $50.0 million (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Senior Secured Credit Facilities").

2. Use of Proceeds: The proceeds of loans under the Revolving Credit Facility (the "Revolving Loans") shall be utilized for working capital and general corporate purposes (including, but not limited to, capital expenditures, permitted investments and Permitted Acquisitions), provided that no portion of the proceeds of the Revolving Credit Facility may be utilized to pay amounts owing to finance the Refinancing (other than to issue replacement or backstop Letters of Credit referred to below on the Closing Date), the Initial TV One Investment or to pay any Transaction Costs.

3. Maturity: The final maturity date of the Revolving Credit Facility shall be 4 years from the Closing Date (the "Revolving Loan Maturity Date").

4. Availability: Revolving Loans may be borrowed, repaid and reborrowed (without premium or penalty) on and after the Closing Date and prior to the Revolving Loan Maturity Date in accordance with the terms of the definitive credit documentation governing the Senior Secured Credit Facilities (the "Credit Documentation").

5. Letters of Credit: A portion of the Revolving Credit Facility in an amount to be mutually agreed

will be available for the issuance of stand-by and trade letters of credit ("Letters of Credit") by DBTCA (in such capacity, the "Issuing Lender") to support permitted obligations of the Borrower and its subsidiaries. Maturities for Letters of Credit will not exceed twelve months (in the case of standby Letters of Credit) or 180 days (in the case of trade Letters of Credit), renewable annually thereafter in the case of standby Letters of Credit and, in any event, shall not extend beyond the fifth business day prior to the Revolving Loan Maturity Date; provided, however, that any standby letter of credit may provide for automatic renewal thereof for additional periods of up to 12 months (which in no event shall extend beyond the fifth business day prior to the Revolving Loan Maturity Date). Letter of Credit outstandings will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire an irrevocable and unconditional pro rata participation in all Letter of Credit outstandings.

6. Swingline Loans: A portion of the Revolving Credit Facility in an amount to be mutually agreed shall be available prior to the Revolving Loan Maturity Date for swingline loans (the "Swingline Loans" and, together with Revolving Loans and Term Loans, the "Loans") to be made by DBTCA (in such capacity, the "Swingline Lender") on same-day notice. Any Swingline Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire an irrevocable and unconditional pro rata participation in each Swingline Loan.

Guaranties:	Each direct and indirect Restricted Subsidiary (as defined below) of the Borrower (each, a "Guarantor" and, collectively, the "Guarantors") shall be required to provide an unconditional guaranty (collectively, the "Guaranties" and, each, a "Guaranty") of all amounts owing under the Senior Secured Credit Facilities and, to the extent reasonably requested by DBTCA and agreed by the Borrower, the obligations of the Borrower under interest rate and/or foreign currency swaps or similar agreements with a Lender or its affiliates (the "Secured Hedging Agreements"). Such Guaranties shall be in form and substance reasonably satisfactory to DB and the Borrower and shall be guarantees of payment and not of collection. Notwithstanding anything to the contrary contained above, none of (i) any non-U.S. subsidiary of the Borrower which is a "controlled foreign corporation" (within the meaning of Section 957 of the Internal Revenue Code) (each, a "CFC"), (ii) any Pass-Through Foreign Holding Company (to be defined as any subsidiary that is (x) a domestic subsidiary substantially all of whose assets consist, directly or indirectly, of CFCs or (y) treated as disregarded for U.S. federal income tax purposes and owns more than 65% of the voting stock of a CFC or a subsidiary described in preceding clause (x)), (iii) any Unrestricted Subsidiary (as defined below) or (iv) an Immaterial Subsidiary (as defined in the Description of Second-Lien Notes), shall be required to provide a Guaranty (or constitute a Guarantor).
Security:	All amounts owing under the Senior Secured Credit Facilities and (if applicable) the Secured Hedging Agreements (and all obligations under the Guaranties) will be secured by (x) a first priority perfected security interest (subject to permitted liens and other exceptions to be mutually agreed, including but not limited to the requirement to perfect any security interests in motor vehicles and other assets subject to certificates of title; certain fixtures, and those assets as to which the Administrative Agent shall determine that the costs of perfection are excessive in relation to the value to be afforded thereby) in all stock, other equity interests and promissory notes owned by the Borrower and the Guarantors, provided that not more than 65% of the total outstanding voting stock of any CFC shall be required to be pledged and (y) a first priority perfected security interest (subject to permitted liens and other exceptions to be mutually agreed) in all other tangible and intangible assets (including, without limitation, receivables, inventory, equipment, contract rights, securities, patents, trademarks, other intellectual property, FCC licenses (including proceeds from any sale or disposition of any FCC license), cash, bank and securities deposit accounts and owned real estate) owned by the Borrower and the Guarantors (all of the foregoing, the "Collateral").

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) any fee owned real property with a value of less than an amount to be mutually agreed (with any required mortgages on properties with a value greater than such amount being permitted to be delivered post-closing) and all leaseholds; (ii) equity interests of non-wholly owned subsidiaries and joint ventures, to the extent prohibited under the organizational documents of such non-wholly owned subsidiaries or joint ventures; (iii) licenses, instruments and agreements to the extent, and so long as, the pledge thereof as Collateral would violate the terms thereof, but only, to the extent, and for so long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the Uniform Commercial Code ("UCC"), Title II of the United States Code (the "Bankruptcy Code") or any other requirement of law; (iv) FCC licenses to the extent the pledge thereof is prohibited by the Communications Act or any other applicable law; (v) other assets to the extent the pledge thereof is prohibited by applicable law, but only to the extent, and for so long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the UCC, Bankruptcy Code or any other requirement of law; and (vi) such other assets of the Borrower and the Guarantors as may be agreed by the Administrative Agent; provided, however, that the foregoing provisions of this paragraph shall not exclude any rights and remedies incident or appertaining to any FCC licenses or any rights to receive any and all proceeds derived from, or in connection with, any disposition of all or any portion of such licenses or any radio station owned by the Borrower or any of its Restricted Subsidiaries.

In the event of any enforcement against the Collateral (and in the case of any distributions pursuant to bankruptcy, insolvency or similar proceedings, whether or not representing the proceeds of Collateral), the proceeds thereof shall be applied (i) first, to repay or cash collateralize all obligations or Letter of Credit outstandings, as applicable, under the Revolving Credit Facility and (ii) second, to pay all obligations owing in respect of the Term Loan Facility and Secured Hedging Agreements (ratably among the holders of such obligations).

All documentation (collectively referred to herein as the "Security Agreements") evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance reasonably satisfactory to the Administrative Agent and the Borrower (including the "waterfall" and related provisions providing for the "super-priority" status of obligations under the Revolving Credit Facility), and shall effectively create first priority security interests (subject to permitted liens and other exceptions to be mutually agreed) in the property purported to be covered thereby, with such exceptions as are described above or are otherwise acceptable to the Administrative Agent in its reasonable discretion.

Intercreditor Matters

The priority of the security interests in the Collateral and related creditors rights will be set forth in an intercreditor agreement (the "Intercreditor Agreement") reasonably acceptable to the Borrower, DB, the Lenders and the holders of Second-Lien Grid Notes. The Intercreditor Agreement will provide (in each case, except to the extent the Administrative Agent otherwise determines), inter alia, for (i) subordination of security interests of the holders of Second-Lien Grid Notes to the security interests of the Lenders under the Senior Secured Credit Facilities, (ii) "turnover" provisions with respect to Collateral proceeds, (iii) limitations on the voting rights of holders of Second-Lien Grid Notes with respect to the release of Collateral and the enforcement of remedies with respect to the Collateral, (iv) a waiver of the right of holders of Second-Lien Grid Notes to challenge any "debtor-in-possession financing" or other bankruptcy financing approved by the Lenders under the Senior Secured Credit Facilities, and (v) a 120-day standstill period for the enforcement of remedies by the holders of Second-Lien Grid Notes with respect to the Collateral (commencing with the acceleration of Second-Lien Grid Notes in accordance with the terms of the indenture governing the same).

Optional Commitment Reductions:

The unutilized portion of the total commitments under the Revolving Credit Facility may, upon three business days' notice, be permanently reduced or terminated by the Borrower without premium or penalty in minimum amounts to be mutually agreed.

Voluntary Prepayments:

Voluntary prepayments may be made at any time on three business days' notice in the case of LIBOR Loans, or one business day's notice in the case of Base Rate Loans (or same day notice in the case of Swingline Loans), without premium or penalty, in minimum principal amounts to be mutually agreed; provided that voluntary prepayments of LIBOR Loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs; provided that if any default or event of default exists under the Senior Secured Credit Facilities at the time of the proposed prepayment of any Term Loans, Revolving Loans, Swingline Loans and Letters of Credit shall first be repaid in full and/or cash collateralized, as applicable, before any such prepayment of Term Loans shall be made (with no accompanying permanent reduction in commitments under the Revolving Credit Facility in connection therewith). Voluntary prepayments of Term Loans shall be applied to reduce future scheduled amortization payments of the Term Loans in such manner as directed by the Borrower at the time of such prepayment.

Mandatory Repayments and Commitment Reductions:

Mandatory repayments of Term Loans shall be required from (a) 100% of the net cash proceeds (net of taxes and costs and expenses in connection with the sale) from (x) asset sales by the Borrower and its Restricted Subsidiaries and (y) transfers of assets of, or equity interests in, any Unrestricted Subsidiary to certain affiliated persons (including sales or issuances of equity interests of any subsidiary of the Borrower but subject to certain ordinary course and reinvestment exceptions for a period of twelve months following such sale), (b) 100% of the net cash proceeds from issuances or incurrences of debt (with appropriate exceptions to be mutually agreed, including in any event all permitted indebtedness) by the Borrower and its Restricted Subsidiaries, (c) commencing with the fiscal year of the Borrower ended December 31, 2011, a percentage of annual Excess Cash Flow (to be defined in a manner to be mutually agreed but excluding, for avoidance of doubt, the proceeds of any equity issuance by the Borrower) of the Borrower and its Restricted Subsidiaries equal to 50%, with step-downs (so long as no event of default under the Senior Secured Credit Facilities is then in existence) to (i) 25% at any time the Total Net First-Lien Leverage Ratio (as defined below) is less than or equal to 3.25:1.00 but greater than 2.50:1.00 and (ii) zero at any time the Total Net First-Lien Leverage Ratio is less than or equal to 2.50:1.00, with such required prepayment amount to be reduced dollar-for-dollar by the amount of voluntary prepayments of Loans made with internally generated funds (including under the Revolving Credit Facility to the extent commitments thereunder are permanently reduced by the amount of such prepayments), and (d) 100% of the net cash proceeds in excess of $5.0 million from insurance recovery and condemnation events of the Borrower and its Restricted Subsidiaries (subject to certain reinvestment rights for a period twelve months following receipt of such proceeds).

All mandatory repayments of Term Loans made pursuant to clauses (a) through (d), inclusive, above will be applied to reduce future scheduled amortization payments of Term Loans pro rata based upon the then remaining amounts of such payments. To the extent the amount of any mandatory repayment which would otherwise be required pursuant to clause (a), (b), (c) or (d) of the immediately preceding paragraph exceeds the aggregate principal amount of Term Loans then outstanding, such excess shall apply to permanently reduce the commitments under the Revolving Credit Facility, provided that the commitments under the Revolving Credit Facility shall not be reduced to below $25.0 million by operation of this sentence. In addition, if at any time the outstandings pursuant to the Revolving Credit Facility (including Letter of Credit outstandings and Swingline Loans) exceed the aggregate commitments with respect thereto, prepayments of Revolving Loans and/or Swingline Loans (and/or the cash collateralization of Letters of Credit) shall be required in an amount equal to such excess.

Notwithstanding the foregoing, (i) Lenders holding Term Loans shall have the right to decline all or a portion of their pro rata share of any mandatory repayment of Term Loans as otherwise required above (excluding scheduled amortizations) on terms to be established by the Administrative Agent, in which case the amounts so declined shall be re-offered ratably to all such non-declining Lenders and, to the extent not thereafter accepted by such non-declining Lenders, retained by the Borrower, and (ii) if a default or event of default under the Senior Secured Credit Facilities exists at the time of any mandatory repayment of Term Loans otherwise required above, the Revolving Loans, Swingline Loans and Letters of Credit shall first be repaid and/or cash collateralized, as applicable, in the amount otherwise required to be applied to the Term Loans (with no accompanying permanent reduction in commitments under the Revolving Credit Facility in connection therewith, unless a Material Default (to be defined, any payment, cross-acceleration or bankruptcy default under the Senior Secured Credit Facilities) then exists), with any excess to be applied as otherwise required above (without regard to this sentence).

Interest Rates:	At the Borrower's option, Loans may be maintained from time to time as (x) Base Rate Loans, which shall bear interest at the Base Rate (or, in the case of Term Loans only, if greater at any time, the Base Rate Floor (as defined below)) in effect from time to time plus the Applicable Margin (as defined below) or (y) LIBOR Loans, which shall bear interest at LIBOR (adjusted for maximum reserves) as determined by the Administrative Agent for the respective interest period (or, in the case of Term Loans only, if greater at any time, the LIBOR Floor (as defined below)), plus the Applicable Margin, provided, that all Swingline Loans shall bear interest based upon the Base Rate.

"Applicable Margin" shall mean a percentage per annum equal to (i) in the case of Term Loans (A) maintained as Base Rate Loans, 4.00%, and (B) maintained as LIBOR Loans, 5.00%; (ii) in the case of Revolving Loans (A) maintained as Base Rate Loans, 3.50%, and (B) maintained as LIBOR Loans, 4.50%; and (iii) in the case of Swingline Loans, 3.50%; provided that, in any event, the Applicable Margin with respect to Revolving Loans maintained as Base Rate Loans or LIBOR Loans shall be 0.50% below the Applicable Margin with respect to Term Loans maintained as Base Rate Loans or LIBOR Loans, as applicable.

"Base Rate" shall mean the highest of (x) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight federal funds rate and (z) LIBOR for an interest period of one month plus 1.00%.

"Base Rate Floor" shall mean 3.00% per annum.

"LIBOR Floor" shall mean 2.00% per annum.

Interest periods of 1, 2, 3 and 6 months or, to the extent agreed to by all Lenders with commitments and/or Loans, as applicable, under a given tranche of the Senior Secured Credit Facilities, 9 or 12 months (or such other periods less than 1 month as determined by the Administrative Agent), shall be available in the case of LIBOR Loans. The Borrower shall be entitled to maintain up to 6 LIBOR borrowings outstanding at any time.

The Senior Secured Credit Facilities shall include customary protective provisions for such matters as, capital adequacy, increased costs, reserves, funding losses, illegality and withholding taxes. The Borrower shall have the right to replace (or, in the case of clause (ii) below, terminate the commitments of) any Lender that (i) charges a material amount in excess of that being charged by the other Lenders with respect to contingencies described in the immediately preceding sentence, (ii) is a Defaulting Lender (as defined below) or (iii) refuses to consent to certain amendments or waivers of the Senior Secured Credit Facilities which expressly require the consent of such Lender and which have been approved by the Required Lenders.

Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of LIBOR Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All interest on Base Rate Loans, LIBOR Loans and commitment fees and any other fees shall be based on a 360-day year and actual days elapsed (or, in the case of Base Rate Loans determined by reference to the prime lending rate, a 365/366-day year and actual days elapsed).

Default Interest:	Upon and during the continuance of any payment or bankruptcy event of default (or any other event of default if requested by the Required Lenders referred to below), principal, interest and other amounts under the Senior Secured Credit Facilities shall bear interest at the rate then borne by the applicable borrowing plus 2.0% per annum (or, if any such amount does not relate to a borrowing under a specific tranche of the Senior Secured Credit Facilities, the rate which is 2.0% in excess of the rate applicable to Revolving Loans maintained as Base Rate Loans). Such interest shall be payable promptly upon written demand.
Commitment Fee:	A commitment fee, at a per annum rate of 0.50%, on the daily undrawn portion of the commitments of each Lender under the Revolving Credit Facility (for such purpose, disregarding outstanding Swingline Loans as a utilization of the Revolving Credit Facility), will commence accruing on the Closing Date and will be payable quarterly in arrears.
Letter of Credit Fees:	A letter of credit fee equal to the Applicable Margin for Revolving Loans maintained as LIBOR Loans on the outstanding stated amount of Letters of Credit (the "Letter of Credit Fee") to be shared proportionately by the Lenders under the Revolving Credit Facility in accordance with their participation in the respective Letter of Credit, and a facing fee of 0.125% per annum for each Letter of Credit (the "Facing Fee") to be paid to the Issuing Lender for its own account, in each case calculated on the aggregate stated amount of all Letters of Credit for the stated duration thereof. Letter of Credit Fees and Facing Fees shall be payable quarterly in arrears. In addition, the Issuing Lender will be paid its customary and reasonable administrative charges in connection with Letters of Credit issued by it.
Agent/Lender Fees:	The Administrative Agent, the Lead Arranger and the Lenders shall receive such fees as have been separately agreed upon.
Conditions Precedent:	A. To Initial Loans:
	Those conditions precedent set forth herein, in the Commitment Letter and on Exhibit C to the Commitment Letter.

B. To All Loans and Letters of Credit

(i) All representations and warranties shall be true and correct in all material respects on and as of the date of each borrowing of a Loan and each issuance of a Letter of Credit (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct in all material respects as of the respective date or for the respective period, as the case may be), immediately before and after giving effect to such borrowing or issuance and to the application of the proceeds therefrom.

(ii) No event of default under the Senior Secured Credit Facilities or event which with the giving of notice or lapse of time or both would be an event of default under the Senior Secured Credit Facilities, shall have occurred and be continuing at the time of, or would result from, any borrowing of a Loan or issuance of a Letter of Credit.

Representations and Warranties:	Representations and warranties will be limited to the following, in each case with exceptions, materiality thresholds, limitations and qualifications to be mutually agreed: (i) organizational status, (ii) organizational power and authority, (iii) due authorization, execution and delivery and enforceability of the Credit Documentation, (iv) no violation or conflicts with laws, material contracts or charter documents, (v) governmental and third-party approvals, (vi) historical financial statements, undisclosed liabilities and projections, (vii) absence of a Material Adverse Effect since the date of the last audited financial statements delivered prior to the Closing Date, (viii) solvency (on a consolidated basis), (ix) absence of material litigation, (x) true and complete written disclosure, (xi) use of proceeds and compliance with Margin Regulations, (xii) tax returns and payments, (xiii) compliance with ERISA, environmental law, general statutes, etc., (xiv) ownership of property, (xv) validity, perfection and priority of security interests under Security Agreements, subject to liens permitted under the Credit Documentation (xvi) inapplicability of Investment Company Act, (xvii) employment and labor relations, (xviii) intellectual property, franchises, licenses, permits, etc., including licenses issued by the Federal Communication Commission (the "FCC"), (xix) Existing Indebtedness, (xx) maintenance of insurance, (xxi) status of obligations under the Senior Secured Credit Facilities as "senior debt" and "designated senior debt" for the purposes of the Existing Notes and any Permitted Subordinated Notes (to be defined), and (xxii) subordination.
Covenants:	Affirmative, negative and financial covenants (in each case, applicable to the Borrower, its Restricted Subsidiaries and, in the case of the negative covenant referred to in clause (b)(viii) below, certain Unrestricted Subsidiaries[1]) will be limited to the following, in each case with exceptions, limitations, qualifications and "baskets" thereto as provided herein and in Annex A hereto and such others as may be mutually agreed):

(a) Affirmative Covenants - (i) Compliance with laws and regulations (including, without limitation, ERISA and environmental laws); (ii) payment of taxes; (iii) maintenance of insurance; (iv) preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals (including FCC licenses); (v) visitation and inspection rights (subject to frequency and cost reimbursement limitations); (vi) keeping of proper books in accordance with generally accepted accounting principles ("GAAP"); (vii) maintenance of properties (subject to normal wear and tear, casualty and condemnation); (viii) maintenance of corporate separateness among the Borrower and its subsidiaries (including Unrestricted Subsidiaries referred to below); (ix) further assurances as to perfection and priority of security interests and additional guarantors; (x) notice of defaults, material litigation and certain other material events; (xi) financial and other reporting requirements (including, without limitation, (1) unaudited quarterly and audited annual financials for the Borrower and its subsidiaries on a consolidated basis (in accordance with GAAP) and projections prepared by management of the Borrower and provided on an annual basis, in each case with accompanying management discussion and analysis (other than information subject to confidentiality agreements or attorney/client work privilege), (2) certain financial information with respect to TV One and Reach Media and (3) quarterly informational calls with Lenders); (xii) use of proceeds; (xiii) ownership of subsidiaries; (xiv) covenant requiring special-purpose license subsidiaries to hold and maintain all FCC licenses; and (xv) use of commercially reasonable efforts to maintain a corporate credit rating from Standard & Poor's Ratings Services ("S&P") and a corporate family rating from Moody's Investors Service, Inc. ("Moody's"), in each case with respect to the Borrower, and a rating of the Senior Secured Credit Facilities by each of S&P and Moody's.

(b) Negative Covenants - Restrictions on (i) liens (with an exception for, among other things, second-priority liens securing the Second-Lien Grid Notes on the terms provided in the Intercreditor Agreement); (ii) debt, including guarantees or other contingent obligations; (iii) mergers and consolidations; (iv) sales, transfers and other dispositions of property and assets (including sale-leaseback transactions but with exceptions to include (x) sales of air-time advertisements and certain other assets in the ordinary course of business and (y) sales of obsolete or worn out assets); (v) loans, acquisitions, joint ventures and other investments; provided that the Borrower and the Guarantors shall be permitted to effect Permitted Acquisitions, subject to the absence of any default or event of default under the Senior Secured Credit Facilities, the accuracy of all representatives and warranties in all material respects, proforma compliance with the Financial Covenants as of the last day of the most recent determination period, line of business restrictions, provision of Guaranties and Security Agreements and such other requirements as may be mutually established pursuant to the Credit Documentation; (vi) dividends and other distributions to, and redemptions and repurchases from, equity holders; (vii) prepaying, redeeming or repurchasing certain debt (including the Grid Notes, the Existing Notes and any Permitted Subordinated Debt); (viii) transactions with affiliates; (ix) restrictions on distributions, advances and asset transfers by subsidiaries; (x) formation of subsidiaries, subject to the provision of Guaranties and Security Agreements; (xi) issuances of certain equity interests, (xii) changes in the nature of business; (xiii) amending organizational documents, or amending or otherwise modifying certain debt documents, tax sharing agreements and other material agreements; (xiv) changes in fiscal quarters and fiscal years; (xv) negative pledges; (xvi) the designation of any "designated senior debt" (other than the Senior Secured Credit Facilities) for purposes of the Existing Notes and any Permitted Subordinated Debt; (xvii) passive-holding company covenants to be applicable to Pass-Through Foreign Holding Companies; (xviii) special "conduct of business" covenants applicable to Radio One Cable Holdings Inc. and TV One requiring (w) ROCH to engage in no business other than holding equity interests of TV One and certain limitations on the incurrence of debt and liens, (x) ROCH to remain a wholly owned Restricted Subsidiary of the Borrower at all times, (y) all equity interests of TV One owned or acquired by the Borrower or any of its Restricted Subsidiaries to be held directly and solely by ROCH and (z) ROCH to cause TV One to distribute promptly to ROCH net cash proceeds from any TV One Disposition (as defined in the Description of Second-Lien Notes); and (xix) debt of TV One if the amount thereof, together with obligations under the Senior Secured Credit Facilities, would exceed the debt cap in clause (i) of the definition of "Permitted Debt" in the Description of Second-Lien Notes.

(c)Financial Covenants. The following financial covenants (the "Financial Covenants") (with financial definitions and covenant levels to be mutually agreed and, in any event, consistent with the terms of Annex B hereto and the following sentence):

· Maintenance of a maximum ratio (the "Total First-Lien Net Leverage Ratio") of Total Consolidated Net First-Lien Debt to Consolidated EBITDA; and
· Maintenance of a minimum Interest Coverage Ratio.

"Total Consolidated Net First-Lien Debt" shall (x) be defined to include secured indebtedness (other than the aggregate outstanding principal amount of Second-Lien Grid Notes) and (y) be determined net of Unrestricted Cash (to be defined on a basis to be mutually agreed) on hand of the Borrower and the Guarantors not to exceed $75.0 million. Financial Covenant levels shall be set with a cushion of 20% to 25% off model projections provided to the Lead Arranger on or prior to the date of the Commitment Letter.

All of the Financial Covenants will be tested on a quarterly basis and calculated on a consolidated basis for the Borrower and its Restricted Subsidiaries for each consecutive four fiscal quarter period.

Unrestricted Subsidiaries:	The Credit Documentation will contain provisions pursuant to which, subject to no default or event of default, limitations on investments, pro forma compliance with the Financial Covenants and other conditions to be mutually agreed[2], the Borrower will be permitted to designate any existing or subsequently acquired or organized subsidiary (other than ROCH and any FCC license subsidiary) as an "unrestricted subsidiary" (each, an "Unrestricted Subsidiary") and to subsequently re-designate any such Unrestricted Subsidiary as a Restricted Subsidiary; provided that (i) each of TV One, LLC and Reach Media Inc., shall be deemed to be Unrestricted Subsidiaries as of the Closing Date, (ii) any Restricted Subsidiary previously designated as an Unrestricted Subsidiary may not thereafter be re-designated as an Unrestricted Subsidiary (other than a Restricted Subsidiary of TV One or Reach Media that is an Unrestricted Subsidiary on the Closing Date, so long as any such redesignation as an Unrestricted Subsidiary occurs on a one-time basis immediately after a "deemed designation" described in clause (iv) below), (iii) no subsidiary may be designated as an Unrestricted Subsidiary, unless it is also an "unrestricted subsidiary" for purposes of the Existing Notes, the Grid Notes and any Permitted Subordinated Debt, (iv) if, at any time, (x) the Borrower, any of its Restricted Subsidiaries and/or any Affiliate Entity (to be defined) becomes the beneficial owner of 90% or more of the outstanding equity interests of TV One or (y) the Borrower, any of its Restricted Subsidiaries and/or any Affiliate Entity becomes the beneficial owner of 80% or more of the equity interests in Reach Media, then TV One or Reach Media (and each of their respective subsidiaries), as the case may be, shall automatically become a Restricted Subsidiary and be required to execute a Guaranty and the Security Agreements (it being understood that if any such deemed designation results in a breach of the debt, lien or investment covenants contained in the Credit Documentation, such breach shall result in an event of default under the Senior Secured Credit Facilities), and (v) if, at any time, TV One ceases to be a subsidiary of the Borrower, then TV One (and each of its subsidiaries) shall cease to constitute an Unrestricted Subsidiary and shall be deemed to be a new investment made by the Borrower and its Restricted Subsidiaries (determined using the fair market value of the equity interests of TV One at such time) for purposes of the Credit Documentation (it being understood that if any such deemed investment results in a breach of the investment covenant contained in the Credit Documentation, such breach shall result in an event of default under the Senior Secured Credit Facilities). The designation of any subsidiary as an Unrestricted Subsidiary shall constitute an investment for purposes of the investment covenant in the Credit Documentation, and the designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall be deemed to be an incurrence of indebtedness and liens by a Restricted Subsidiary of any outstanding indebtedness or liens, as applicable, of such redesignated Restricted Subsidiary for purposes of the Credit Documentation. Except as provided elsewhere herein and in Annex B hereto and for certain limited exceptions to be mutually agreed, Unrestricted Subsidiaries will not be subject to the representations and warranties, affirmative or negative covenants or events of default provisions of the Credit Documentation, and the results of operations and indebtedness of Unrestricted Subsidiaries will not be taken into account for purposes of determining compliance with any Financial Covenants or financial tests contained in the Credit Documentation. Upon designation of an Unrestricted Subsidiary in accordance with the requirements in the Credit Documentation, the Administrative Agent shall be authorized to execute and deliver all necessary documentation to release all security interests granted on the assets of such

	subsidiary and to release such subsidiary from any Guaranty to which it is a party. Subsidiaries of the Borrower which are not Unrestricted Subsidiaries are herein called "Restricted Subsidiaries".
Events of Default:	Events of Default (to be applicable to the Borrower, its Restricted Subsidiaries and, in the case of clauses (iv), (v) and (vii) below, TV One) will be limited to the following, in each case, with exceptions, limitations and qualifications to be mutually agreed: (i) nonpayment of principal when due or interest, fees or other amounts after a grace period to be mutually agreed; (ii) failure to perform or observe covenants set forth in the Credit Documentation, subject (where customary and appropriate) to notice and an appropriate grace period to be mutually agreed; (iii) any representation or warranty proving to have been incorrect in any material respect when made or confirmed; (iv) cross-defaults to other indebtedness (i.e., failure to pay at final maturity, cross-acceleration and other events which permit the holder of such indebtedness to accelerate the maturity thereof after the passage of any applicable grace period) in an amount to be mutually agreed; (v) bankruptcy, insolvency proceedings, etc. (with a 60 day grace period for involuntary proceedings); (vi) general inability to pay debts, attachment, etc.; (vii) final monetary judgment defaults in an amount to be mutually agreed (in excess of insurance provided by reputable providers for which coverage has not been disclaimed after written notice thereto); (viii) customary ERISA defaults; (ix) actual or asserted invalidity of Credit Documentation (including the Intercreditor Agreement) or subordination provisions or impairment of the security interests in a material portion of the Collateral (other than as a result of any act or omission by the Administrative Agent which does not result from the breach or non-compliance by the Borrower or any Guarantor with the terms of the Credit Documentation); (x) Change of Control (to be defined on a basis to be mutually agreed); and (xi) the revocation, termination and/or suspension of FCC licenses or other required authorization that has had, or could reasonably be expected to have, a Material Adverse Effect.
Assignments and Participations:	The Borrower may not assign its rights or obligations under the Senior Secured Credit Facilities. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Secured Credit Facilities, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and restrictions on participations to the Borrower and its affiliates and (y) in the case of assignments, to such limitations as may be established by the Administrative Agent (including (i) a minimum assignment amount to be established by the Administrative Agent (or, if less, the entire amount of such assignor's commitments and outstanding Loans at such time), (ii) an assignment fee in the amount of $3,500 to be paid by the respective assignor or assignee to the Administrative Agent, (iii) restrictions on assignments to any entity that is not an Eligible Transferee (to be defined to exclude, except in connection with a Permitted Affiliate Buy-Back (as defined below), the Borrower and its affiliates), (iv) except in the case of an assignment to any Lender, its affiliates or an "approved fund" of a Lender, the receipt of the consent of the Administrative Agent, and so long as no payment or bankruptcy default and no payment or bankruptcy event of default exists under the Senior Secured Credit Facilities, the consent of the Borrower (such consent, in any case, not to be unreasonably withheld, delayed or conditioned)) and (v) in the case of the assignment of any commitments under the Revolving Credit Facility, the consent of the Swingline Lender and each Issuing Lender (such consent, in each case, not to be unreasonably withheld, delayed or conditioned). The Senior Secured Credit Facilities shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Secured Credit Facilities and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment and/or Loans, as applicable.
	The Credit Documentation shall provide that Term Loans may from time to time be purchased by, and assigned to, affiliates of the Borrower (other than the Borrower and its subsidiaries) through open market purchases, subject to notice and other procedures and conditions to be agreed; provided that (i) no default or event of default then exists under the Term Loan Facilities or would result therefrom, (ii) the applicable affiliate shall make a representation that it is not in possession of any material non-public information, (iii) such affiliates shall be deemed to vote the Term Loans held by them proportionally with the other Lenders with respect to any vote, consent or waiver requiring the approval of the Required Lenders, (iv) Term Loans owned or held by such affiliates shall not, in the aggregate, exceed 10% of the outstanding principal amount of all Term Loans, and (v) such affiliates shall not be permitted to attend any "lender-only" conference calls or meetings or receive any related "lender-only" information (any such purchase and assignment, a "Permitted Affiliate Buy-Back").
Waivers and Amendments:	Amendments and waivers of the provisions of the Credit Documentation will require the approval of Lenders holding commitments and/or outstandings (as appropriate) representing more than 50% of the aggregate commitments and outstandings under the Senior Secured Credit Facilities (the "Required Lenders"), except that (a) the consent of each Lender with obligations directly affected thereby will be required with respect to (i) increases in commitment amounts of such Lender, (ii) reductions of principal, interest or fees (provided, that a waiver of post-default interest, any default or any event of default shall not constitute a reduction of interest for this purpose), (iii) extensions of payments of any Loans (or commitments under the Revolving Credit Facility) at final stated maturity or times for payment of interest or fees, and (iv) modifications to the pro rata sharing or payment provisions (except in connection with (x) a prepayment of Loans by the Borrower (offered ratably to all Lenders with Loans under the applicable tranche) at a discount to par on terms and conditions approved by the Administrative Agent and the Required Lenders and (y) the extension of commitments and/or outstanding Loans of a given Lender under one or more tranches of the Senior Secured Credit Facilities on terms agreed by the Borrower, the Required Lenders and such extending Lender, so long as (I) each Lender under the applicable tranche or tranches that are being extended has the opportunity to participate in such extension on the same terms and conditions as each other Lender in such tranche or tranches, (II) any voluntary or mandatory prepayments of the Loans of each non-extending Lender are made ratably with (or prior to) loans under

the applicable extended tranche or tranches and (III) such other terms and conditions to be mutually agreed apply thereto) or the voting percentages, (b) the consent of all of the Lenders shall be required with respect to releases of all or substantially all of the collateral or the value of the Guaranties, taken as a whole, provided by the Guarantors, (c) the consent of the Lenders holding aggregate commitments and/or outstandings representing more than 50% of the aggregate commitments and/or outstandings under each individual tranche of the Senior Secured Credit Facilities adversely affected by such change will be required to change the required application of repayments as between the various tranches (including the "super-priority" status of outstandings under the Revolving Credit Facility set forth in the "payment waterfall" under the Credit Documentation), (d) any amendment or waiver of any condition precedent to an extension of credit under the Revolving Credit Facility shall require the consent of the Lenders holding commitments under the Revolving Credit Facility representing more than 50% of the aggregate commitments under the Revolving Credit Facility and (e) additional class voting rights for Lenders under each affected tranche of the Senior Secured Credit Facilities shall be required for certain other types of amendments and waivers; provided that if any of the matters described in clause (a) or (b) above is agreed to by the Required Lenders, the Borrower shall have the right to either (x) substitute any non-consenting Lender by having its Loans and commitments assigned, at par, to one or more other institutions, subject to the assignment provisions described above or (y) with the express written consent of the Required Lenders, terminate the commitment of any non-consenting Lender, subject to repayment in full of all obligations of the Borrower owed to such Lender relating to the Loans and participations held by such Lender.

In addition, the Credit Documentation shall provide for the amendment (or amendment and restatement) of the Credit Documentation to provide for a new tranche of replacement term loans to replace all of the Term Loans of a given tranche under the Senior Secured Credit Facilities, subject to customary limitations (including as to tenor, weighted average life to maturity, "effective yield" and applicable covenants prior to the Term Loan Maturity Date), with the consent of the Administrative Agent, the Borrower and the Lenders providing such replacement term loans (including the right of the Borrower to require the applicable Lenders to assign their Term Loans to the providers of any replacement term loan).

Defaulting Lenders:	If any Lender becomes a Defaulting Lender (to be defined on terms reasonably satisfactory to the Administrative Agent and the Borrower) at any time, the Borrower shall be obligated to enter into arrangements reasonably satisfactory to the Issuing Lender and the Swingline Lender to eliminate each such person's risk with respect to such Defaulting Lender's participation in Letters of Credit or Swingline Loans, as the case may be, including cash collateralizing such Defaulting Lender's pro rata share of all participations in Letters of Credit and Swingline Loans.
Indemnification:	The Credit Documentation will contain customary indemnities for the Administrative Agent, the Lead Arranger, the Swingline Lender, the Issuing Lender, the Lenders and their respective affiliates' employees, officers and agents as reasonably determined by the Administrative Agent and the Borrower, in each case other than as a result of (i)(a) such person's or any of its affiliates', respective officers', director's, employees', agents' or controlling person's gross negligence, bad faith or willful misconduct or (b) any material breach of the obligations of such person under the Credit Documentation, in each case as determined by a court of competent jurisdiction in a final and non-appealable judgment, or (ii) for any dispute solely among indemnified persons other than claims against DB or any other Lender in its capacity or in fulfilling its role as an agent or arranger or any other similar role under the Senior Secured Credit Facilities and other than claims arising out of any act or omission of the Borrower or any subsidiary thereof.
Governing Law and Forum:	All documentation shall be governed by the internal laws of the State of New York (except real estate security documentation that the Administrative Agent determines should be governed by local law).
Counsel to Administrative Agent and Lead Arranger:	White & Case LLP.

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[1] Covenant to conform to treatment of certain Unrestricted Subsidiaries as provided in the Description of Second-Lien Notes.

[2] In any event, the designation of a subsidiary as an Unrestricted Subsidiary will require demonstration of pro forma compliance with a Total Leverage Ratio of 7.00:1.00.

Annex A

Radio One, Inc.
$400,000,000 Senior Secured Credit Facilities
Indicative Certain Negative Covenant Exceptions and Baskets

[TO FOLLOW AFTER REVIEW OF TERMS REQUIRED BY EXISTING NOTEHOLDERS]

EXHIBIT C

Radio One, Inc.

$400,000,000 Senior Secured Credit Facilities

Summary of Additional Conditions Precedent

Capitalized terms used in this Exhibit C but not defined herein shall have the meanings set forth in the commitment letter to which this Exhibit C is attached (the "Commitment Letter") and in the other Exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit C shall be determined by reference to the context in which it is used.

The initial borrowing under the Senior Secured Credit Facilities on the Closing Date shall be subject to the following additional conditions precedent:

1. The execution and delivery of definitive Credit Documentation consistent with the terms of the Commitment Letter and the Term Sheets, in each case prepared by counsel to the Administrative Agent, and otherwise reasonably satisfactory to the Administrative Agent and the Borrower.

2. The structure and all material terms of, and the material documentation for, each component of the Transaction shall be reasonably satisfactory in form and substance to the Administrative Agent (including, in the case of the Grid Notes, amortization, maturity, interest rate, covenants, defaults, remedies, sinking fund provisions and guaranties), and such documentation shall be in full force and effect. All conditions precedent to the consummation of the Transaction as set forth in the documentation relating thereto shall have been satisfied, and not waived except with the consent of the Administrative Agent, to the reasonable satisfaction of the Administrative Agent. Substantially contemporaneously with the execution and delivery of the Credit Documentation, each component of the Transaction shall be consummated in all material respects in accordance with the documentation therefor and all applicable laws. The Administrative Agent hereby agrees that the structure and terms of, and documentation for, the Transaction as set forth in:

(i) the Description of Second-Lien Notes delivered to the Administrative Agent on June 16, 2010 (the "Description of Second-Lien Notes");

(ii) the Description of Exchange Notes delivered to the Administrative Agent on June 16, 2010;

(iii) the Offering Memorandum and Consent Solicitation Statement with respect to the Existing Notes and the Grid Notes dated June 16, 2010 (the "Offering Memorandum");

(iv) the Letter of Transmittal with respect to the Exchange Offer and Consent Solicitation delivered to the Administrative Agent on June 16, 2010;

(v) the Eligibility Letter delivered to the Administrative Agent on June 16, 2010;

(vi) the Registration Rights Agreement for the Exchange Notes delivered to the Administrative Agent on June 16, 2010;

(vii) the Registration Rights Agreement for the Second Lien Notes delivered to the Administrative Agent on June 16, 2010;

(viii) the Note Purchase Agreement in the form of Attachment A to the Offering Memorandum delivered to the Administrative Agent on June 16, 2010;

(ix) the Subscription Certificate in the form of Attachment B to the Offering Memorandum delivered to the Administrative Agent on June 16, 2010;

(x) the Fourth Supplemental Indenture to Indenture dated as of February 10, 2005 in the form of Attachment C to the Offering Memorandum delivered to the Administrative Agent on June 16, 2010;

(xi) the Ninth Supplemental Indenture to Indenture dated as of May 18, 2001 in the form of Attachment C to the Offering Memorandum delivered to the Administrative Agent on June 16, 2010; and

(xii) the TV One LLC Agreement;

are acceptable to the Administrative Agent.

3.   Substantially contemporaneously with the initial borrowing under the Senior Secured Credit Facilities, the Borrower shall have consummated the Exchange Offer and Consent Solicitation, the Minimum Condition (as defined below) for the Existing Notes shall have been satisfied, the Exchange shall have been consummated and the Existing Notes Indenture Amendments shall have been entered into (and shall be in full force and effect), all to the reasonable satisfaction of the Administrative Agent. As used herein, "Minimum Condition" means, with respect to the Existing Notes, that at least 80% of the aggregate principal amount of all outstanding Existing Notes shall have been validly tendered, and not withdrawn, pursuant to the Exchange Offer and Consent Solicitation therefor.

4.   Substantially contemporaneously with the initial borrowing under the Senior Secured Credit Facilities, all obligations of the Borrower and its Restricted Subsidiaries with respect to the indebtedness being refinanced pursuant to the Refinancing shall have been paid in full (other than letters of credit incorporated as Letters of Credit or back-stopped with replacement Letters of Credit), and all commitments, security interests and guaranties in connection therewith shall have been terminated and released, all to the reasonable satisfaction of the Administrative Agent. After giving effect to the consummation of the Transaction, the Borrower and its Restricted Subsidiaries shall have no outstanding preferred equity or indebtedness, except for indebtedness incurred pursuant to the (i) the Grid Notes, (ii) the Senior Secured Credit Facilities, (iii) Existing Notes not exchanged pursuant to the Exchange in accordance with paragraph 3 above and (iv) such other existing indebtedness permitted by the Credit Documentation (the "Existing Indebtedness").

5.   The Borrower shall have received gross cash proceeds (calculated before underwriting fees) from the Second-Lien Grid Notes, in each case equal to principal amount specified for such financing in Exhibit A to the Commitment Letter.

6.   All necessary governmental (domestic and foreign) and material third party approvals and/or consents in connection with the Transaction and the authorization, execution, delivery and performance of the Credit Documentation shall have been obtained and remain in effect (except for filings which are necessary to perfect the security interests on assets acquired after the Closing Date). Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the Transaction or the transactions contemplated by the Senior Secured Credit Facilities.

7.   No litigation by any entity (private or governmental) shall be pending or, to the knowledge of the Borrower, threatened with respect to the Senior Secured Credit Facilities or any documentation executed in connection therewith, or with respect to the Transaction.

8.   All Loans and all other financings to the Borrower (and all guaranties thereof and security therefor), as well as the Transaction and the consummation thereof, shall be in compliance in all material respects with all applicable requirements of law, including Regulations T, U and X of the Federal Reserve Board.

9.   The Guaranties, Security Agreements and the Intercreditor Agreement required by the Summary of Terms shall have been executed and delivered in form, scope and substance reasonably satisfactory to the Administrative Agent and the Borrower, and the Lenders shall have a first priority perfected security interest (subject to permitted liens) in all assets of the Borrower and the Guarantors as, and to the extent, required by the Summary of Terms.

10.   The Lenders shall have received (1) reasonably satisfactory legal opinions from counsel (including, without limitation, New York counsel) covering matters reasonably acceptable to the Agents (including, without limitation, a no-conflicts opinion as to certain Existing Indebtedness (if any) of the Borrower and its Restricted Subsidiaries), (2) a solvency certificate, in form and substance reasonably satisfactory to the Agents, from the chief financial officer of the Borrower and covering the solvency of the Borrower and its Restricted Subsidiaries, taken as a whole, (3) evidence of insurance maintained by the Borrower and its subsidiaries as required by the Credit Documentation, (4) customary insurance certificates naming the Administrative Agent (on behalf of the Lenders) as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties of the Borrower and its Restricted Subsidiaries forming part of the Collateral and (5) other customary and reasonably satisfactory closing and corporate documents, resolutions, certificates, instruments, lien searches and other customary deliverables.

11.   The Agents shall have received (1) audited consolidated balance sheets and related statements of income and cash flows of the Borrower and its subsidiaries for the three fiscal years of the Borrower and its subsidiaries ended at least 90 days prior to the Closing Date, (2) unaudited consolidated balance sheets and related statements of income and cash flows of the Borrower and its subsidiaries for each fiscal quarter of the Borrower and its subsidiaries ended after the close of its most recent fiscal year and at least 45 days prior to the Closing Date, and (3) reasonably detailed projected consolidated financial statements of the Borrower and its Restricted Subsidiaries for at least the five fiscal years ended after the Closing Date, which projections shall (x) reflect the forecasted consolidated financial condition of the Borrower and its Restricted Subsidiaries after giving effect to the Transaction and the related financing thereof and (y) be prepared and approved by the Borrower (it being understood that the Agents have received the projected consolidated financial statements required in clause (3) above).

12.   All invoiced, reasonable out-of-pocket costs, fees, expenses (including, without limitation, legal fees and expenses of one primary counsel, one local counsel in each relevant jurisdiction and one regulatory counsel) and other compensation contemplated by this Summary the Term Sheets, payable to each Agent and the Lenders or otherwise payable in respect of the Transaction shall have been paid to the extent then earned and due.

13.   The Agents shall have received all documentation and other information required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the PATRIOT Act to the extent requested at least 10 days prior to the Closing Date.

Radio One, Inc.
$400,000,000 Senior Secured Credit Facilities
Indicative Certain Negative Covenant Exceptions and Baskets[1]

I. <u>Indebtedness</u>: The Borrower will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume, suffer to exist, guarantee, or otherwise become or remain, directly or indirectly, liable with respect to any Indebtedness (to be defined), subject to certain exceptions, including but not limited to:

(a) Indebtedness assumed in connection with a Permitted Acquisition ("<u>Permitted Acquired Debt</u>"); <u>provided</u> that (i) such Indebtedness was not incurred in contemplation of such Permitted Acquisition and (ii) the aggregate amount of all such Permitted Acquired Debt does not exceed $1.0 million at any one time outstanding;

(b) Indebtedness incurred by the Borrower to finance any Subsequent TV One Investment (as defined below) (the "<u>Permitted TV One Debt</u>"), and guaranties thereof by the Guarantors; <u>provided</u> that (i) immediately after the incurrence of such Indebtedness, the Borrower shall be in compliance, on a <u>pro</u> <u>forma</u> basis, with (x) the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants and (y) a maximum Total Leverage Ratio (to be defined) of 8.50:1.00, in each case as of the last day of the four consecutive fiscal quarter period most recently ended prior to the date of such incurrence for which financial statements have been delivered to the Lenders pursuant to the Credit Documentation (each such period for which <u>pro</u> <u>forma</u> compliance is to be determined in this Annex A, a "<u>Calculation Period</u>"),[2] (ii) such Indebtedness (v) shall not be subject to scheduled amortization or have a final stated maturity, in any case prior to the date occurring six months following the Term Loan Maturity Date, (w) contains covenants and events of default that are no more restrictive taken as a whole to the Borrower and its Restricted Subsidiaries than those contained in the Second-Lien Grid Note Indenture, (x) contains no prepayment or redemption provisions other than as required as a result of a "change of control" or "asset sale" if the "change of control" or "asset sale" provision applicable to such Indebtedness is no more favorable to the holders of such Indebtedness than the applicable provisions of the Second-Lien Grid Note Indenture and such Indebtedness specifically provides that the Borrower or a Restricted Subsidiary will not prepay, repurchase or redeem any such Indebtedness pursuant to such provision prior to the Borrower's repayment of all Indebtedness and related obligations outstanding under the Credit Documentation, (y) is not guaranteed by any person other than a Guarantor and (z) if secured by any Liens, same are permitted as provided under subsection II(b) below, and (iii) the documentation governing such Indebtedness shall otherwise be in form and substance reasonably satisfactory to the Administrative Agent;

(c) Permitted Subordinated Debt[3] and guaranties thereof by the Guarantors, <u>provided</u> that (i) no Default or Event of Default then exists or would result therefrom, (ii) immediately after the incurrence of such Indebtedness, the Borrower shall be in compliance, on a <u>pro</u> <u>forma</u> basis, with (x) the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants and (y) a maximum Total Leverage Ratio of 7.00:1.00, in each case as of the last day of the Calculation Period then last ended;

(d) Indebtedness in respect of the Second-Lien Grid Notes (and guaranties thereof by the Guarantors) in an aggregate principal amount not to exceed $100.0 million at any time outstanding;

(e) Indebtedness in respect of the Unsecured Grid Notes (and guaranties thereof by the Guarantors) in an aggregate principal amount not to exceed $282.0 million at any time outstanding;

(f) Indebtedness in respect of the Existing Notes (as amended by the Existing Notes Indenture Amendments), and guaranties thereof by the Guarantors, in an aggregate outstanding principal amount not to exceed at any time the outstanding principal of the remaining Existing Notes on the Closing Date (immediately following the consummation of the Exchange Offer and Consent Solicitation);

(g) any Permitted Refinancing Indebtedness (to be mutually defined);[4] and

(h) so long as no Default or Event of Default then exists or would result therefrom, other Indebtedness in an aggregate principal amount at any time outstanding not to exceed $30.0 million.

II. <u>Liens</u>: The Borrower will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume, or suffer to exist, any Lien (to be defined) on any of its assets of any kind, whether now owned or hereafter acquired, subject to certain exceptions, including but not limited to the following:

    (a) Liens securing Permitted Acquired Debt, <u>provided</u> that (i) such Liens were not incurred in contemplation of the respective Permitted Acquisition and (ii) such Liens do not extend to any assets beyond those acquired;

    (b) Liens on the Collateral securing Permitted TV One Debt (and guaranties thereof by the Guarantors) and Permitted Refinancing Indebtedness in respect thereof, <u>provided</u> that (i) such Liens are subordinated to the Liens securing the obligations under the Senior Secured Credit Facilities and the Second-Lien Grid Notes and (ii) such Liens are subject to an intercreditor agreement on terms no less favorable to the Lenders than those applicable to the Second-Lien Grid Notes as provided in the Intercreditor Agreement and otherwise in form and substance reasonably satisfactory to the Administrative Agent;

    (c) Liens arising out of the existence of judgments or awards (i) in respect of which the Borrower or any of its Restricted Subsidiaries shall in good faith be prosecuting an appeal or proceedings for review and in respect of which there shall have been secured a subsisting stay of execution pending such appeal or proceedings, <u>provided</u> that the aggregate amount of all cash and the fair market value of all other property subject to such Liens does not exceed $10.0 million at any time outstanding; or (ii) with respect to which payment in full above any applicable customary deductible is covered by insurance from a reputable third-party insurance provider which has been notified thereof in writing and not denied or contested coverage;

    (d) Liens securing Indebtedness under the Second-Lien Grid Notes (and guarantees thereof) to the extent permitted under subsection I(d) above, <u>provided</u> that such Liens are subject to the terms of the Intercreditor Agreement; and

    (e) other Liens incurred in the ordinary course of business, <u>provided</u> that such Liens (i) do not encumber any assets of the Borrower or any of its Restricted Subsidiaries the fair market value of which exceeds the amount of the Indebtedness or other obligations secured by such assets, (ii) do not materially impair the use of such assets in the operation of the business of the Borrower or any Restricted Subsidiary and (iii) do not secure obligations in excess of $1.0 million in the aggregate at any time outstanding.

III. <u>Dividends</u>: The Borrower will not, and will not permit any of its Restricted Subsidiaries to, authorize, declare or pay any Dividends (to be defined but, in any event, to include the repurchase of Equity Interests (to be defined) of the Borrower) with respect to the Borrower or any of its Restricted Subsidiaries, subject to certain exceptions, including but not limited to:

    (a) the Borrower may pay cash Dividends on its Equity Interests or redeem, repurchase or otherwise acquire for value in cash outstanding shares of the Borrower's Equity Interests (or options or warrants to purchase the Borrower's common stock), <u>provided</u> that (i) no Default or Event of Default then exists or would result therefrom, (ii) immediately before and after such payment, redemption, repurchase or acquisition, the Borrower shall be in compliance, on a <u>pro</u> <u>forma</u> basis, with (x) the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants and (y) a maximum Total Leverage Ratio of 7.00:1.00, in each case as of the last day of the Calculation Period then last ended, and (iii) the sum of (A) the aggregate amount of cash Dividends paid by the Borrower <u>plus</u> (B) the aggregate amount of cash paid by the Borrower in respect of all such redemptions, repurchases or acquisitions shall not exceed (I) the sum of (x) net cash proceeds received by the Borrower from the issuance of common stock and Qualified Preferred Stock (to be defined as Preferred Equity (to be defined) other than Disqualified Preferred Stock (as defined below)) of the Borrower (other than net cash proceeds of Equity Interests referred to in subsections III(b) and (d) below) to persons other than a subsidiary of the Borrower and not otherwise applied <u>plus</u> (y) the cumulative retained Excess Cash Flow of the Borrower (such sum, the "<u>Available Basket Amount</u>")[5] <u>minus</u> (II) the aggregate amount of repurchases, redemptions and prepayments made in reliance on subsections IV(a) and IV(c) below <u>minus</u> (III) the aggregate amount of Investments made (or deemed made) in reliance on subsections V(g) and (h) below <u>minus</u> (IV) the aggregate amount of Dividends, redemptions, repurchases and acquisitions made in reliance on subsections III(c) and (d) below;

    (b) the Borrower may redeem, repurchase or otherwise acquire for value, at any time on or after the date that is two and one-half years after the Closing Date, outstanding shares of the Borrower's Equity Interests (or options or warrants to purchase the Borrower's common stock), in each case (i) in exchange for, or out of the net cash proceeds of the substantially concurrent sale or issuance (other than to a subsidiary of the Borrower) of, Equity Interests of the Borrower (other than Disqualified Preferred Stock) or (ii) from the net cash proceeds of a substantially concurrent cash contribution to the common equity capital of the Borrower (other than cash from the Borrower, a Restricted Subsidiary, TV One or Reach Media), <u>provided</u> that the amount of any such net cash proceeds utilized for such purpose will be excluded for purposes of the determination of the Available Basket Amount;

    (c) the Borrower may pay cash Dividends on its Equity Interests, or redeem, repurchase or otherwise acquire for value in cash outstanding shares of the Borrower's Equity Interests (or options or warrants to purchase the Borrower's common stock); <u>provided</u> that (i) no Event of Default then exists or would result therefrom, (ii) immediately before and after giving effect thereto, the Borrower shall be in compliance, on a <u>pro</u> <u>forma</u> basis, with the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants, in each case as of the last day of the Calculation Period then last ended and (iii) the aggregate amount of all such Dividends does not exceed the sum of (x) $15.0 million <u>minus</u> (y) the aggregate amount of repurchases, redemptions and prepayments made in reliance on subsection IV(c) below <u>minus</u> (z) the aggregate amount of Investments made (or deemed made) in reliance on subsection V(g) below; and

(d) the Borrower may declare and pay Dividends or other payments or distributions on account of the Borrower's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Borrower) or redeem, repurchase, retire, defease or otherwise acquire any Equity Interests of the Borrower in connection with a substantially concurrent Going Private Transaction (as defined in the Description of Second-Lien Notes) (i) out of the net cash proceeds of the substantially concurrent sale (other than to a subsidiary of the Borrower) of, Equity Interests of the Borrower (other than Disqualified Preferred Stock) or (ii) from the net cash proceeds of a substantially concurrent cash contribution to the common equity capital of the Borrower; provided that the amount of any such net cash proceeds that are utilized for any such Dividend, other distribution, redemption, repurchase, retirement, defeasance or other acquisition of the Borrower's Equity Interests will be excluded for purposes of the determination of the Available Basket Amount.

IV. Prepayments of Indebtedness: The Borrower will not, and will not permit any of its Restricted Subsidiaries to, make (or give any notice in respect of) any voluntary or optional payment or prepayment on or redemption, repurchase or acquisition for value of, or any prepayment or redemption as a result of any asset sale, change of control or similar required "repurchase" event of (including, in each case without limitation, by way of depositing with the trustee with respect thereto or any other person money or securities before due for the purpose of paying when due), any Grid Notes, any Existing Notes, any Permitted TV One Debt, any Unsecured Indebtedness (to be defined) or any Subordinated Indebtedness (to be defined), subject to certain exceptions, including but not limited to:

(a) the Borrower may repurchase, redeem or prepay any Grid Notes, any Permitted TV One Debt, any Unsecured Indebtedness and any Subordinated Indebtedness, provided that (i) no Default or Event of Default then exists or would result therefrom, (ii) immediately before and after such repurchase, redemption or prepayment, the Borrower shall be in compliance, on a pro forma basis, with (x) the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants and (y) a maximum Total Leverage Ratio of 7.00:1.00, in each case as of the last day of the Calculation Period then last ended, (iii) the aggregate amount of such repurchases, redemptions or prepayments shall not exceed the sum of (A) the Available Basket Amount minus (B) the aggregate amount of cash Dividends paid by the Borrower and cash paid by the Borrower in respect of redemptions, repurchases or acquisitions, in each case made in reliance on subsections III(a), (c) and (d) above minus (C) the aggregate amount of Investments made (or deemed made) in reliance on subsections V(g) and (h) below minus (D) the aggregate amount of such repurchases, redemptions or prepayments made in reliance on subsection IV(c) below, and (iv) any such Indebtedness so repurchased is permanently canceled;

(b) the Borrower may repurchase, redeem or prepay any Existing Notes; provided that (i) no Default or Event of Default then exists or would result therefrom, (ii) immediately before and after such repurchase, redemption or prepayment, the Borrower shall be in compliance, on a pro forma basis, with the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants, in each case as of the last day of the Calculation Period then last ended, and (iii) any Existing Notes so repurchased are permanently canceled; and

(c) other repurchases, redemptions or prepayments of any Grid Notes, any Permitted TV One Debt, any Unsecured Indebtedness and any Subordinated Indebtedness, provided that (i) no Event of Default then exists or would result therefrom, (ii) immediately before and after such repurchase, redemption or prepayment, the Borrower shall be in compliance, on a pro forma basis, with the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants, in each case as of the last day of the Calculation Period then last ended, (iii) the aggregate amount of all such repurchases, redemptions and prepayments does not exceed the sum of (x) $15.0 million minus (y) the aggregate amount of all Dividends made in reliance on subsection (III)(c) above minus (z) the aggregate amount of Investments made (or deemed made) in reliance on subsection V(g) below, and (iv) any such Indebtedness so repurchased is permanently canceled.

V. Investments: The Borrower will not, and will not permit any of its Restricted Subsidiaries to, make any direct or indirect advance, loan or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to another Person, or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by, such other Person, together with all items that are barter contributions or would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP, or hold any cash or cash equivalents or purchase or otherwise acquire (in one or a series of related transactions) all or a substantial portion of the property or assets or business of another person or assets constituting a business unit, line of business, division or radio station of any person (each of the foregoing an "Investment" and, collectively, "Investments"), subject to certain exceptions, including but not limited to:

(a) the Initial TV One Investment;

(b) the acquisition of Equity Interests in TV One from the DirecTV Investors by the Borrower or any of its wholly owned Restricted Subsidiaries pursuant to the provisions of the TV One LLC Agreement (a "TV One DTV Investment"); provided, that any such Equity Interests of TV One, if not acquired by ROCH, shall be immediately contributed to ROCH;

(c) the acquisition by the Borrower or any of its wholly owned Restricted Subsidiaries from the "Class D Members" described and defined in the TV One LLC Agreement of 5% or less of the outstanding Equity Interests of TV One, to the extent not acquired in the Initial TV One Investment (a "TV One Management Investment"); provided, that any such Equity Interests of TV One, if not acquired by ROCH, shall be immediately contributed to ROCH;

(d) any payments with respect to the Equity Interests in TV One acquired in connection with the TV One Management Investment and the Initial TV One Investment, solely through true-up payments to the "Class D Members" and/or the financial investor members of TV One (a "TV One Management True-Up" and a "Financial Investor True-Up", respectively) in accordance with the terms of the TV One LLC Agreement, provided, that the aggregate amount of all such Investments shall not exceed $15.0 million;

(e) any payments with respect to the Equity Interests in TV One acquired in connection with the TV One DTV Investment, solely through true-up payments to the Direct TV Investors (a "DTV True-Up") in accordance with the terms of the TV One LLC Agreement;

(f) additional Investments by ROCH in TV One, provided that (i) no Default or Event of Default then exists or would result therefrom, (ii) such Investments are solely to fund capital calls made by TV One pursuant to the TV One LLC Agreement and/or arising in connection with or as a result of the TV One DTV Investment, the Initial TV One Investment and/or the TV One Management Investment; and (iii) the aggregate amount of all such Investments shall not exceed $21.0 million and the net amount (after giving effect to a substantially concurrent dividend by TV One) of all such Investments shall not exceed $9.0 million (with Investments pursuant to this clause (f), together with the Investments described in clauses (b), (c), (d) and (e) above, and in each case, including any reasonable related fees and expenses, being referred to herein as the "Subsequent TV One Investments");

(g) other Investments, provided that (i) no Event of Default then exists or would result therefrom, (ii) immediately before and after the date of such Investment, the Borrower shall be in compliance, on a pro forma basis, with the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants, in each case as of the last day of the Calculation Period then last ended and (iii) the aggregate amount of all such Investments does not exceed (w) $15.0 million minus (x) the aggregate amount of all Dividends made in reliance on subsection (III)(c) above minus (y) the aggregate amount of repurchases, redemptions and prepayments made in reliance on subsection IV (c) above minus (z) the aggregate amount of Investments deemed made pursuant to the last sentence of this Section V, if the Borrower elects in writing to charge such Investments to this clause (g) as provided below;

(h) additional Investments, provided that (i) no Default or Event of Default then exists or would result therefrom, (ii) immediately before and after such Investment, the Borrower shall be in compliance, on a pro forma basis, with (x) the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants and (y) a maximum Total Leverage Ratio of 7.00:1.00, in each case as of the last day of the Calculation Period then last ended, and (iii) the aggregate amount of such Investments shall not exceed the sum of (A) the Available Basket Amount minus (B) the aggregate amount of cash Dividends paid by the Borrower and cash paid by the Borrower in respect of redemptions, repurchases or acquisitions, in each case made in reliance on subsections III(a), (c) and (d) above minus (C) the aggregate amount of repurchases, redemptions and prepayments made in reliance on subsections IV(a) and (c) above minus (D) the aggregate amount of such Investments made (or deemed made) in reliance on subsection V(g) above minus (E) the aggregate amount of Investments deemed made pursuant to the last sentence of this Section V, if the Borrower elects in writing to charge such Investments to this clause (h) as provided below;

(i) Permitted Acquisitions; and

(j) additional Investments in an aggregate amount not to exceed $10.0 million; provided that no Event of Default then exists or would result therefrom.

For so long as TV One remains an Unrestricted Subsidiary under the terms of the Credit Documentation, any Investments made by TV One or any of its subsidiaries, if any, in any Radio One Securities (as defined in the Description of Second-Lien Notes) or in any person who is not otherwise engaged in a TV One Permitted Business (as defined in the Description of Second-Lien Notes) (other than certain permitted Investments of the type described in the corresponding covenant described in the Description of Second-Lien Notes) will be deemed to have been made by the Borrower. If such Investment is deemed to be made by the Borrower as provided above and not permitted to be made by the Borrower as of such date pursuant to subsection V(g) or (h) above (as elected by the Borrower), then the Borrower will be in default of such covenant.

VI. Asset Sales: The Borrower will not, and will not permit any of its Restricted Subsidiaries to convey, sell, lease or otherwise dispose of all or any part of its property or assets (other than sales of inventory in the ordinary course of business), or enter into any sale-leaseback transactions, subject to certain exceptions, including but not limited to:

(a) the Borrower and its Restricted Subsidiaries may from time to time sell Equity Interests of Unrestricted Subsidiaries, so long as (i) no Event of Default then exists or would result therefrom, (ii) the Borrower or the respective Restricted Subsidiary receives at least fair market value, (iii) the consideration received by the Borrower or such Restricted Subsidiary consists of at least 75% cash or Cash Equivalents (to be mutually defined) and is paid at the time of the closing of such sale and (iv) the net sale proceeds therefrom are applied and/or reinvested as (and to the extent) required by the Credit Documentation;

(b) the Borrower and its Restricted Subsidiaries may from time to time sell additional assets (other than Equity Interests of any Restricted Subsidiary, unless all of the Equity Interests of such Restricted Subsidiary are sold), so long as (i) no Event of Default then exists or would result therefrom, (ii) the Borrower or the respective Restricted Subsidiary receives at least fair market value, (iii) the consideration received by the Borrower or such Restricted Subsidiary consists of at least 75% cash or Cash Equivalents and is paid at the time of the closing of such sale, (iv) the net sale proceeds therefrom are applied and/or reinvested as (and to the extent) required by the Credit Documentation, and (v) the sum of Consolidated EBITDA derived from the assets related to any such disposition (measured for the most recently ended Calculation Period) plus the Consolidated EBITDA derived from the assets related to all other dispositions of assets consummated pursuant to this clause (b) (measured for the applicable Calculation Period most recently ended prior to such other disposition), shall represent not more than 25% of the Borrower's Consolidated EBITDA (measured for the most recently ended Calculation Period) at the time such disposition is consummated; and

(c) the Borrower and its Restricted Subsidiaries may from time to time enter into Asset Swaps (as defined in the Description of Second-Lien Notes) on conditions to be mutually agreed.

VII. <u>Limitation on Issuance of Equity Interests by the Borrower</u>: The Borrower will not issue[6] (i) any Disqualified Preferred Stock (to be defined)[7] or (ii) any redeemable common stock or other redeemable common Equity Interests (other than common stock or other redeemable common Equity Interests that is or are redeemable at the sole option of the Borrower), subject to certain exceptions, including:

(a) the Borrower may from time to time issue Disqualified Preferred Stock, so long as (i) except in connection with an issuance of additional shares of Disqualified Preferred Stock to pay in kind regularly scheduled Dividends on then outstanding Disqualified Preferred Stock, no Event of Default shall exist at the time of any such issuance or immediately after giving effect thereto and (ii) immediately giving effect to such issuance, the Borrower shall be in compliance, on a pro forma basis, with (x) the maximum Total First-Lien Net Leverage Ratio and the minimum Interest Coverage Ratio covenant levels then in effect under the applicable Financial Covenants and (y) a maximum Total Leverage Ratio of 7.00:1.00, in each case as of the last day of the Calculation Period then last ended.

[1] The exceptions and baskets described in this Annex A do not constitute all exceptions to the negative covenants; additional exceptions as may be mutually agreed shall also be incorporated into the Credit Documentation.

[2] For each covenant exception in this Annex A which requires a determination of pro forma compliance with a financial ratio, the Borrower shall also be required to deliver to the Administrative Agent an officer's certificate and related calculations (in reasonable detail).

[3] "Permitted Subordinated Debt" shall mean any subordinated Indebtedness of the Borrower, all of the terms and conditions (including, without limitation, with respect to interest rate, amortization, redemption provisions, maturities, covenants, defaults, remedies, guaranties and subordination provisions) which are reasonably satisfactory to the Administrative Agent, as such Indebtedness may be amended, modified and/or supplemented from time to time in accordance with the terms of the Credit Documentation and thereof; provided, that in any event, unless the Required Lenders otherwise expressly consent in writing prior to the issuance thereof, (i) no such Indebtedness shall be secured by any asset of the Borrower or any of its Restricted Subsidiaries, (ii) no such Indebtedness shall be guaranteed by any person other than a Guarantor, (iii) except for the covenants described in clauses (iv) and (v) below, no such Indebtedness shall be subject to scheduled amortization or required redemption or repayment or have a final maturity, in any case prior to the date occurring six months following the Term Loan Maturity Date, (iv) any "change of control" covenant included in the indenture governing such Indebtedness shall provide that, before the mailing of any required "notice of redemption" in connection therewith, the Borrower shall covenant to (I) obtain the consent of the Required Lenders or (II) pay the all amounts owing under the Senior Secured Credit Facilities in full in cash, (v) any "asset sale" offer to purchase covenant included in the indenture governing such Indebtedness shall provide that the Borrower or the respective Restricted Subsidiary shall be permitted to repay obligations, and terminate commitments, under "senior debt" (including the Credit Documentation) before offering to purchase such Indebtedness, (vi) the indenture governing such Indebtedness shall not include any financial maintenance covenants, (vii) the "default to other indebtedness" event of default contained in the indenture governing such Indebtedness shall provide for a "cross-acceleration" rather than a "cross-default", (viii) the subordination provisions contained therein shall provide for a permanent block on payments with respect to such Indebtedness upon a payment default with respect to "senior debt" and cover all obligations under the Senior Secured Credit Facilities and interest rate agreements (including post-petition interest, whether or not allowed), and (ix) the redemption provisions, covenants, remedies and events of defaults shall be no more restrictive taken as a whole than those contained in the Second-Lien Grid Note Indenture.

[4] The definition of "Permitted Refinancing Indebtedness" will include, among other exceptions, the refinancing of the Permitted TV One Debt, so long as such refinancing Indebtedness continues to satisfy the conditions set forth in clause (ii) of subsection (I)(b) above.

[5] Available Basket Amount will be adjusted as provided in clauses 3(c) and (d) of the second paragraph of the "Restricted Payments" covenant referred to in the Description of Second-Lien Notes to account for (i) the return of capital on certain Investments and the redesignation of new Unrestricted Subsidiaries as Restricted Subsidiaries and (ii) dividends or other distributions received in cash or Cash Equivalents by the Borrower or a Restricted Subsidiary from an Unrestricted Subsidiary (other than TV One or Reach Media); provided that such dividends or distributions have not been included in the calculation of Consolidated Net Income for the Borrower.

[6] Any increase in the liquidation preference of Disqualified Preferred Stock in accordance with its terms (whether as a payment of Dividends in lieu of cash or otherwise) shall be treated as an "issuance" of Disqualified Preferred Stock for all purposes of the Credit Documentation.

[7] "Disqualified Preferred Stock" will be defined as Preferred Equity that (i) contains covenants that are more restrictive taken as a whole than those contained in the Unsecured Grid Notes, (ii) matures or contains a mandatory put, repayment, repurchase, redemption, sinking fund or similar provision, in any such case prior to the six month anniversary of the Term Loan Maturity Date (except as a result of a change of control or asset sale, so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other obligations that are accrued and payable, and the termination of the commitments, under the Senior Secured Credit Facilities) or (iii) is redeemable at the option of the holder thereof (other than for Qualified Preferred Stock and common stock of the Borrower).

Annex A-1

Radio One, Inc.
$400,000,000 Senior Secured Credit Facilities
Certain Other Provisions

I. Consolidated EBITDA Add-Backs: The add-backs to Consolidated EBITDA shall include (without limitation): (i) Interactive One losses incurred prior to December 31, 2011 in an amount not to exceed $12.0 million, (ii) customary and reasonable fees and expenses incurred in connection with any Investment (including any Permitted Acquisition), issuance of Equity Interests, material disposition and incurrence or issuance of Indebtedness permitted by the Credit Documentation (in each case, whether or not consummated), and (iii) for purposes of the determination of compliance with the Financial Covenants and the calculation of the Total First-Lien Net Leverage Ratio for purposes of determining step-downs on Excess Cash Flow repayments as contemplated under the heading of the Summary of Terms entitled "Mandatory Repayments and Commitment Reductions" only, the Borrower's proportional share of the "EBITDA" of Reach Media and TV One (determined in accordance with the common equity interests of the Borrower in the applicable entity), so long as Reach Media or TV One, as the case may be, remains a subsidiary of the Borrower.

II. Determination of Interest Expense: The following shall be treated as interest expense for purposes of the calculation of the Interest Coverage Ratio: (i) Dividend requirements on any Disqualified Preferred Stock and (ii) the Borrower's proportional share of the interest expense of Reach Media and TV One (determined in accordance with the common equity interests of the Borrower in the applicable entity), so long as Reach Media or TV One, as the case may be, remains a subsidiary of the Borrower.

III. Treatment of Preferred Stock: Disqualified Preferred Stock shall be treated as indebtedness for purposes of the determination of the Total Leverage Ratio and Total First-Lien Net Leverage Ratio. Qualified Preferred Stock shall not be treated as indebtedness for purposes of the determination of the Total Leverage Ratio and Total First-Lien Net Leverage Ratio.

IV. Adjustments to Total Consolidated Net First-Lien Debt: For purposes of the determination of compliance with the Financial Covenants and the calculation of the Total First-Lien Net Leverage Ratio for purposes of determining step-downs on Excess Cash Flow repayments as contemplated under the heading of the Summary of Terms entitled "Mandatory Repayments and Commitment Reductions" only, Total Consolidated Net First-Lien Debt shall include the Borrower's proportional share of the "first-lien secured indebtedness" of Reach Media and TV One (determined in accordance with the common equity interests of the Borrower in the applicable entity), so long as Reach Media or TV One, as the case may be, remains a subsidiary of the Borrower.

Annex B-1

NEWS RELEASE

June 16, 2010   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. ANNOUNCES FINANCING TRANSACTIONS AND THE AGREEMENT TO PURCHASE ADDITIONAL EQUITY INTERESTS IN TV ONE

Washington, DC: - Radio One, Inc. (the "Company" or "Radio One") (NASDAQ: ROIAK and ROIA) today announced a series of financing transactions designed to refinance substantially all of its existing indebtedness and finance its purchase of an additional approximately 19% of the outstanding equity interests in TV One, LLC ("TV One"), of which the Company currently owns approximately 37% of the outstanding equity interests. These transactions include:

- The execution of a commitment letter with certain affiliates of Deutsche Bank relating to a new senior secured credit facility comprised of a $50.0 million revolving facility and a $350.0 million term loan (the "New Senior Credit Facility"), the proceeds of which will be used to refinance all of the Company's outstanding indebtedness under its existing senior credit facility. Pursuant to the commitment letter, affiliates of Deutsche Bank committed to provide the $50.0 million revolving facility and to use commercially reasonable efforts to syndicate the $350.0 million term loan.

- The commencement of an exchange offer (the "Exchange Offer") to exchange: (i) for each $1,000 principal amount of its outstanding $8^7/_8$% Senior Subordinated Notes due 2011 (the "2011 Notes") $1,000 in principal amount of the Company's newly issued 11.0%/12.0% Senior Grid Notes due 2017 (the "Exchange Notes"); and (ii) for each $1,000 principal amount of its outstanding $6^3/_8$% Senior Subordinated Notes due 2013 (the "2013 Notes" and together with the 2011 Notes, the "Existing Notes") $900 in principal amount of the newly issued Exchange Notes and a concurrent consent solicitation to amend the indentures governing the Existing Notes to delete substantially all of the covenants contained therein.

- A subscription offer to holders of Existing Notes who participate in the Exchange Offer providing the opportunity to subscribe to purchase an aggregate of $100.0 million in principal amount of the Company's new 8.5%/9.0% Second-Priority Senior Secured Grid Notes due 2016 (the "Second Lien Notes") (the "Subscription Offer" and together with the Exchange Offer, the "Offers"), the proceeds of which will primarily be used to fund the purchase of the additional equity interests in TV One (the "TV One Acquisition") for an aggregate purchase price of approximately $82 million.

The Company has entered into a Support and Backstop Agreement (the "Support Agreement") with certain holders of Existing Notes, who collectively represent approximately 80% of the aggregate principal amount of the outstanding Existing Notes, pursuant to which such holders agreed, subject to the terms and conditions set forth therein, to tender all of their Existing Notes into the Exchange Offer (and thereby provide their consents in the consent solicitation) and to subscribe to purchase on an aggregate basis up to $100.0 million in principal amount of the Second Lien Notes in the event that such Second Lien Notes are not otherwise subscribed for purchase by holders of the Existing Notes. Pursuant to the Support Agreement, the Company has agreed to increase the interest rates payable on the Exchange Notes and the Second Lien Notes in the event that the interest rates payable on the term loan portion of the New Senior Credit Facility are higher than agreed floor levels. The interest rates payable on the Exchange Notes and the Second Lien Notes will be determined prior to the Early Settlement Time (as defined below).

The completion of the Offers is subject to a number of conditions (the "Offer Conditions"), including a minimum tender condition that at least 95% of the combined aggregate principal amount outstanding of the 2011 Notes and the 2013 Notes be validly tendered and not withdrawn in the Exchange Offer (the "Minimum Tender Condition"). The Offer Conditions also include that all conditions to the purchase and sale of the Second Lien Notes, the TV One Acquisition and entry into the New Senior Credit Facility and related transactions are concurrently satisfied or waived and continue to be satisfied or waived until the Early Settlement Date (as described below). Under the terms of the Support Agreement, the Company is required to obtain the consent of holders holding at least a majority of the aggregate principal amount of Existing Notes held by parties to the Support Agreement (the "Requisite Noteholders") before amending, modifying or waiving any of the Offer Conditions, including the Minimum Tender Condition.

The Offers are only made, and copies of the offering documents will only be made available, to holders of Existing Notes that have certified certain matters to the Company, including their status as "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933 (the "Securities Act"), an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act, or as a "non-U.S. Person" within the meaning of the Securities Act (together "Eligible Holders"). An offering memorandum, dated today, will be distributed to Eligible Holders and is available to Eligible Holders through the information agent, BNY Mellon Shareowner Services, at (800) 777-3674 or (201) 680-3794.

The Subscription Offer will expire at 5:00 p.m., New York City time, on June 30, 2010, unless extended by the Company, which time is the "Subscription Offer Expiration Time." The Early Settlement Time will be 5:00 p.m., New York City time, on the date the Offer Conditions are initially satisfied or waived, but not earlier than the Subscription Offer Expiration Time, unless extended by the Company. The "Early Settlement Date" will be a date promptly following the Early Settlement Time, assuming the Offer Conditions continue to be satisfied or waived. The Exchange Offer and Consent Solicitation will expire at 5:00 p.m., New York City time, on July 15, 2010, unless extended by the Company, which time is the "Expiration Time." Tenders of Existing Notes prior to the Early Settlement Time may be withdrawn and the related Consents may be revoked at any time before the Early Settlement Time, but not thereafter; otherwise tenders of Existing Notes made after the Early Settlement Time and prior to the Expiration Time may be withdrawn and the related Consents may be revoked at any time before the Expiration Time, but not thereafter.

The Company also filed a Current Report on Form 8-K which provides more detail on the transactions summarized in this press release. A copy of the Current Report on Form 8-K can be found on the Company's website at www.radio-one.com. In the Investor Relations section of the website, the Company makes available free of charge its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such material is made available through the Company's website as soon as reasonably practicable after it electronically files the material with, or furnishes it to, the U.S. Securities and Exchange Commission (the "SEC"). The information contained on the Company's website does not constitute part of this press release.

Private Placement of the New Notes

The Exchange Notes and the Second Lien Notes (the "New Notes") have not been registered under the Securities Act or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

This press release does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The Offers are being made only pursuant to an offering memorandum and related letter of transmittal and subscription materials and only to such persons and in such jurisdictions as is permitted under applicable law.

Cautionary Information Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, and 10-Q and other filings with the SEC.

Radio One, Inc. (www.radio-one.com) is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning 53 broadcast stations located in 16 urban markets in the United States. As a part of its core broadcasting business, Radio One operates syndicated programming including the Russ Parr Morning Show (www.therussparrmorningshow.com) the Yolanda Adams Morning Show (www.syndication1.com/yolanda.htm), the Rickey Smiley Morning Show (www.syndication1.com/rickey.htm), CoCo Brother Live (ww.syndication1.com/coco.htm), CoCo Brother's "Spirit" (www.syndication1.com/coco.htm) program, Bishop T.D. Jakes' "Empowering Moments" (www.syndication1.com/td.htm), the Reverend Al Sharpton Show (www.syndication1.com/al.htm), and the Warren Ballentine Show (www.syndication1.com/warren.htm). The Company also owns a controlling interest in Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner. Beyond its core radio broadcasting business, Radio One owns Interactive One (www.interactiveone.com), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including NewsOne, TheUrbanDaily, HelloBeautiful, and social networks BlackPlanet, MiGente, and AsianAvenue and an interest in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans.

Launched in January 2004, TV One (www.tvoneonline.com) serves nearly 50.2 million households (Nielsen April 2010 universe estimate), offering a broad range of real-life and entertainment-focused original programming, classic series, movies, and music designed to entertain, inform and inspire a diverse audience of adult African American viewers. In December 2008, the company launched TV One High Def, which now serves more than 5.5 million households. TV One's investors include Radio One [NASDAQ: ROIA and ROIAK; (www.radio-one.com), the largest radio company that primarily targets African American and urban listeners; Comcast Corporation [NASDAQ: CMCSA and CMCSK; (www.comcast.com)], the leading cable television company in the country; The DirecTV Group; Constellation Ventures; Syndicated Communications; and Opportunity Capital Partners.